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TABLE OF CONTENTS
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on February 20, 2004

Registration No. 333-110188

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 3 TO
FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TNS, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7389 (Primary Standard Industrial Classification Number)	36-4430020 (I.R.S. Employer Identification No.)

11480 Commerce Park Drive, Suite 600
Reston, VA
20191-1406
(703) 453-8300
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Michael Q. Keegan, Esq.
Executive Vice President, General Counsel and Secretary
TNS, Inc.
11480 Commerce Park Drive, Suite 600
Reston, VA
20191-1406
(703) 453-8300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey E. Jordan, Esq. Arent Fox PLLC 1050 Connecticut Avenue, NW Washington, DC 20036 (202) 857-6000	Margaret H. Kavalaris, Esq. Gray Cary Ware & Freidenrich LLP 1625 Massachusetts Avenue, NW Suite 300 Washington, DC 20036 (202) 238-7700

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price	Amount of registration fee(3)

Common Stock, $0.001 par value	5,083,000	$18.00	$91,494,000	$7,642.05

(1)
Includes shares of common stock issuable upon exercise of the Underwriters' over-allotment option, if any.

(2)
Estimate solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.

(3)
Includes $6,977.63 previously paid.

SUBJECT TO COMPLETION, DATED FEBRUARY 20, 2004

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary prospectus

4,420,000 Shares

TNS, INC.

Common Stock
$            per share

        We are selling 4,420,000 shares of our common stock.

        This is the initial public offering of our common stock. We currently expect the initial public offering price to be between $16.00 and $18.00 per share. We have applied to list our common stock on the New York Stock Exchange under the symbol "TNS".

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 9.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds to TNS (before expenses)	$	$

        The underwriters may also purchase up to 663,000 shares of common stock from the selling stockholders at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus. The underwriters may exercise this option only to cover over-allotments, if any.

        The underwriters expect to deliver the shares to purchasers on or about                        , 2004.

JPMorgan	Lehman Brothers
Credit Suisse First Boston
William Blair & Company	SunTrust Robinson Humphrey

              , 2004

TABLE OF CONTENTS

Prospectus Summary
Risk Factors
Special Note Regarding Forward-Looking Statements
Use of Proceeds
Dividend Policy
Capitalization
Dilution
Selected Consolidated Financial Data
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business
Management
Certain Relationships and Related Party Transactions
Principal and Selling Stockholders
Description of Capital Stock
Shares Eligible for Future Sale
Plan of Distribution
Notice to Canadian Residents
Legal Matters
Experts
Where You Can Find More Information
Index to the Consolidated Financial Statements

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

i

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the section entitled "Risk Factors," our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision.

TNS, Inc.

Company Overview

        We are a leading provider of business-critical data communications services to processors of credit card, debit card and ATM transactions. We are also a leading provider of secure data and voice network services to the global financial services industry. We operate one of four unaffiliated Signaling System No. 7 networks in the United States capable of providing services nationwide, and we utilize this network to provide call signaling and database access services to the domestic telecommunications industry. Our data communications services enable secure and reliable transmission of time-sensitive, transaction-related information critical to our customers' operations. Our customers outsource their data communications requirements to us because of our substantial expertise, comprehensive customer support and cost-effective services. We provide services to customers in the United States and increasingly to international customers in 12 countries, including Canada and countries in Europe and the Asia-Pacific region.

        We provide services through our multiple data networks, each designed specifically for transaction applications. Our networks support a variety of widely accepted communications protocols and are designed to be scalable and accessible by multiple methods, including dial-up, dedicated, wireless and Internet connections. In the year ended December 31, 2003, we transported approximately 7.9 billion transactions for more than 115 point-of-sale/point-of-service, or POS, processing customers in the United States and Canada, including nine of the ten largest payment processors in the United States, making us, on the basis of total transactions transmitted, a leading provider of data communications services to processors of credit card, debit card and ATM transactions. In addition, as of December 31, 2003, we provided network services to more than 400 financial services companies. Based on the total number of connections these companies have to our networks and the total messages transmitted among them using our services, we are a leading service provider to the financial services industry. Our revenues are generally recurring in nature, as we typically enter into multi-year service contracts that require minimum transaction or revenue commitments from our customers.

        Our business began operations in 1991 to address the needs of the POS industry in the United States. Although we reported a net loss of $1.1 million for the year ended December 31, 2003 and have an accumulated deficit of $38.9 million as of December 31, 2003, the strong operating cash flows generated by our POS business have enabled us to invest in and deploy data networks designed to make our data communications services more rapid, secure, reliable and cost efficient. We have leveraged these investments and used our strong operating cash flows to expand our service offerings to related market opportunities in the telecommunication and financial services industries in the United States and abroad. By implementing and executing this strategy, we have grown our revenues every year, from $285,000 for the year ended December 31, 1991, to $223.4 million for the year ended December 31, 2003.

        We provide our services through four business divisions:

  •
  POS services. We provide fast, secure and reliable data communications services primarily to payment processors in the United States and Canada. These services enable the communication of transaction data between payment processors and POS or ATM terminals. Our POS division generates revenues primarily on a fixed fee, per-transaction basis. In the year ended

    December 31, 2003, we generated $122.9 million of revenue in the POS division, which represented 55.0% of our total revenues.

  •
  International services. We are one of the leading providers of data communications services to the POS industry in the United Kingdom on the basis of total transactions transmitted. We provide services to all of the financial institutions in the United Kingdom which acquire and process credit and debit card transactions. We also provide our services in Australia, France, Germany, Ireland, Italy, Japan, the Netherlands, New Zealand, Spain and Sweden. Our international services division generates revenues from our POS and financial services offerings abroad. In the year ended December 31, 2003, we generated $48.5 million of revenue in the international services division, which represented 21.7% of our total revenues.

  •
  Telecommunication services. We provide call signaling services that enable telecommunications carriers to establish and terminate telephone calls placed by their subscribers. We also provide database access services that enable our customers to provide intelligent network services, such as caller identification and local number portability, and credit card, calling card, third-party billing and collect calling. Our telecommunication services division generates revenues primarily from fixed monthly fees charged for our call signaling services and per-query fees charged for our database access and validation services. In the year ended December 31, 2003, we generated $31.2 million of revenue in the telecommunication services division, which represented 14.0% of our total revenues.

  •
  Financial services. We provide fast, secure and reliable private data networking services that enable seamless communications and facilitate electronic trading among commercial banks, mutual funds, pension funds, broker-dealers, alternative trading systems, electronic communications networks, securities and commodities exchanges and other market participants. Our networks support multiple communications protocols including the Financial Information eXchange, or FIX, protocol. Our financial services division generates revenues from monthly fees based on the number of customer connections to and through our networks. In the year ended December 31, 2003, we generated $20.8 million of revenue in the financial services division, which represented 9.3% of our total revenues.

Our Market Opportunity

        We believe that the following industry factors are important in order to understand the growth potential of our businesses:

  •
  The growing use of credit and debit cards in the United States is increasing the number of POS transactions.

  •
  The growing number of domestic ATMs is increasing the need for cost-effective data communications services.

  •
  The growing adoption of credit and debit card based payments in the international marketplace is increasing the number of POS transactions abroad.

  •
  The continued growth, automation and globalization of financial markets are increasing the need for secure, fast and reliable data communications services.

  •
  The increase in competition and the introduction of new regulations in the telecommunications industry are causing service providers to outsource their requirements for specialized data communications services.

Our Strengths

        We believe our competitive strengths include:

  •
  Recurring revenues and strong operating cash flows. Our established customer base enables us to generate high levels of recurring revenues and strong operating cash flows. We typically enter into multi-year service contracts that require minimum transaction or revenue commitments from our customers.

  •
  Established customer base. We have an established customer base of leading industry participants in each of our four operating divisions and have experienced minimal customer turnover.

  •
  Well positioned to continue international expansion. The network technology and data communications services we have developed to serve our customers in the United States are applicable to the data communications needs of the payment processing and financial services industries abroad.

  •
  Highly customized data networks. Our networks support multiple communication protocols and access methods and, as a result, are able to support a wide variety of transaction applications.

  •
  Proven acquisition strategy. Our management team has augmented the growth of our business by successfully identifying and integrating strategic acquisitions.

  •
  Substantial experience in our target markets. The extensive industry experience of our executive management team has enabled us to develop services addressing the specific, transaction-oriented needs of our target markets. This management team is led by John J. McDonnell, Jr., Chairman and Chief Executive Officer and the founder of our business.

Our Strategy

        Our strategy is to enhance our position as a leading provider of outsourced, business-critical data communications services for the transmission of time-sensitive transaction data. In order to execute on this strategy we will endeavor to:

  •
  Continue to expand our customer base. We believe our experience, existing customer relationships and secure and reliable services will enable us to expand our customer base, particularly in the international and financial services markets.

  •
  Develop new service offerings. We will continue to expand our service offerings to address new markets for secure and reliable transmission of time-sensitive information. For example, we intend to offer services useful for emergency communications systems and wireless broadband local access networks.

  •
  Increase sales to existing customers. We will continue our efforts to further develop our existing customer relationships to increase business domestically and abroad.

  •
  Pursue strategic acquisitions. We will continue to seek opportunities to acquire businesses that expand our range of services or provide opportunities to increase our customer base.

        We will use all of the net proceeds from this offering to repay existing debt. Accordingly, we will need to use operating cash flows or additional financing to pursue our strategy.

Summary Risks

        You should consider carefully the following important risks:

  •
  A substantial portion of our revenue is generated from a small number of customers. For the year ended December 31, 2003, we derived approximately 30.3% of our total revenues from our five largest customers.

  •
  Our ability to sustain pricing for our data communications services is limited by pricing discounts sought by our customers during contract negotiations and the ability of our competitors to offer reduced pricing.

  •
  Our ability to sustain and increase revenues depends on the growth of the number of transactions processed by our customers and our ability to expand our business domestically and internationally.

  •
  Our business depends on the reliability, security and speed of our networks. If we are unable to maintain these network attributes at desired levels, our customers could decrease their use of our networks.

  •
  Following the offering, we will continue to be controlled by our controlling stockholder, GTCR Golder Rauner L.L.C. (which, along with its affiliated investment funds, we refer to as GTCR), which will limit your ability to influence our corporate actions. Upon completion of the offering, GTCR will own or control shares representing, in the aggregate, a 71.8% voting interest in the company, or 69.3% if the underwriters exercise their over-allotment option in full.

  •
  Three of our nine directors may be subject to conflicts of interest because they are also principals of our controlling stockholder. These potential conflicts include the controlling stockholder's investment in a company that competes with our telecommunications services division and the possibility that our controlling stockholder may invest in other competitors in the future.

        Please see the section entitled "Risk Factors" for information on these and other risks related to our business and this offering.

Company History and Information

        We were incorporated in March 2001 as TNS Holdings, Inc. under the laws of the State of Delaware by GTCR, John J. McDonnell, Jr., and several other members of our current management team. We changed our name to TNS, Inc. in October 2003. TNS, Inc. currently conducts its business operations through its wholly owned subsidiary, Transaction Network Services, Inc. (formerly known as PSINet Transaction Solutions, Inc.), which we acquired from PSINet, Inc. in April 2001. Transaction Network Services, Inc. was originally founded in 1990 by Mr. McDonnell and several other members of our current management team and began operations in 1991. In 1994, Transaction Network Services, Inc. completed an initial public offering of its common stock, and it remained publicly traded until late 1999, when it was acquired by PSINet, Inc.

        Our principal executive offices are located at 11480 Commerce Park Drive, Suite 600, Reston, Virginia, 20191-1406, and our telephone number is (703) 453-8300. Our website address is www.tnsi.com. We do not intend the information on our website to constitute part of this prospectus.

        TransXpress, LEConnect, CARD*TEL and the TNS logo are our registered trademarks, and Trader Voice and Secure Trading Extranet are our service marks. This prospectus contains trade names, trademarks and service marks of other companies. We do not intend our use or display of other parties' trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of, these other parties.

        To ensure continuity of the information presented, we include data for Transaction Network Services, Inc. while it was a wholly owned subsidiary of PSINet, Inc. between November 1999 and April 2001.

        In this prospectus, the "company," "TNS," "we," "us" and "our" refer to TNS, Inc. and, where appropriate, its subsidiaries.

The Offering

Common stock offered by:
TNS, Inc.	4,420,000 shares
Common stock outstanding after this offering	26,778,225 shares
Use of net proceeds	To repay existing debt. See "Use of Proceeds."
Proposed New York Stock Exchange symbol	We have applied to list the common stock on the New York Stock Exchange under the symbol "TNS".

        We base the number of shares outstanding after this offering on 22,358,225 shares outstanding as of December 31, 2003, including 809,178 shares of restricted common stock outstanding but subject to repurchase by us, and excluding:

  •
  362,326 shares of our common stock issuable upon exercise of options outstanding as of December 31, 2003 at a weighted average exercise price of $21.32 per share, and

  •
  1,964,476 shares of our common stock reserved for issuance pursuant to future grants under our stock option and incentive compensation plans.

        Except as otherwise indicated, all information in this prospectus assumes:

  •
  a 1-for-8.1 reverse stock split of our common stock, which will be effected prior to the completion of this offering,

  •
  the conversion as of December 31, 2003 of all outstanding shares of our Class A redeemable convertible preferred stock plus accrued and unpaid dividends into 10,380,602 shares of common stock upon the closing of this offering, at the offering price,

  •
  no exercise of the underwriters' over-allotment option, and

  •
  an initial public offering price of $17.00 per share, the mid-point of the filing range set forth on the cover page of this prospectus.

        The reverse stock split ratio will be adjusted to the extent the initial public offering price is not $17.00 per share, because the number of shares of common stock to be issued in exchange for the conversion of our Class A redeemable convertible preferred stock will vary. In addition, the reverse stock split ratio will be adjusted as additional dividends accrue and remain unpaid on our Class A redeemable preferred stock subsequent to December 31, 2003. Any adjustment of the reverse stock split ratio, however, will not result in an adjustment of the number of shares of common stock offered or the total number of shares of common stock outstanding upon completion of this offering.

Summary Consolidated Financial Data

        The summary consolidated financial data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Consolidated Financial Information" and our consolidated financial statements and related notes appearing elsewhere in this prospectus. The unaudited pro forma as adjusted consolidated balance sheet data gives effect to the transactions described in note 3 below.

        The consolidated statement of operations data for the period from April 3, 2001 through December 31, 2001 and the years ended December 31, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2003 are derived from our consolidated financial statements audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this prospectus.

        The consolidated statement of operations data for Transaction Network Services, Inc., formerly PSINet Transaction Solutions, Inc., (Predecessor #1) for the period from January 1, 2001 through April 2, 2001 is derived from the consolidated financial statements of Transaction Network Services, Inc., formerly PSINet Transaction Solutions, Inc., (Predecessor #1) which have been audited by Ernst & Young LLP, independent auditors, and is included elsewhere in this prospectus. The consolidated statement of operations data for Transaction Network Services, Inc., formerly PSINet Transaction Solutions, Inc., for the period from November 23, 1999 through December 31, 1999 and for the year ended December 31, 2000 are derived from the consolidated financial statements of Transaction Network Services, Inc., formerly PSINet Transaction Solutions, Inc., which have been audited by Ernst & Young LLP, independent auditors, and are not included in this prospectus.

        The consolidated statement of operations data for Transaction Network Services, Inc. (Predecessor #2) for the period from January 1, 1999 through November 22, 1999 is derived from the consolidated financial statements of Transaction Network Services, Inc., which have been audited by Ernst & Young LLP, independent auditors, and is not included in this prospectus.

Summary Consolidated Financial Data
(In thousands, except per share and transaction data)

	Transaction Network Services, Inc. (Predecessor #2)	Transaction Network Services, Inc. (Formerly PSINet Transaction Solutions, Inc.) (Predecessor #1)			The Company
	January 1, 1999 - November 22, 1999	November 23, 1999 - December 31, 1999	Year ended December 31, 2000	January 1, 2001 - April 2, 2001	April 3, 2001 - December 31, 2001 (Restated)	Year ended December 31, 2002	Year ended December 31, 2003
Consolidated Statements of Operations Data:
Revenues	$151,251	$20,858	$190,773	$46,755	$144,994	$202,180	$223,353
Cost of network services	93,015	8,798	99,516	26,506	73,650	108,392	119,990
Engineering and development	6,656	814	8,966	2,857	6,560	10,638	11,560
Selling, general and administrative	32,699	3,300	33,095	11,032	18,795	33,063	37,284
Depreciation and amortization of property and equipment	9,836	1,179	13,820	3,749	8,376	16,480	20,220
Amortization of intangible assets	7,363	5,624	86,465	11,520	15,601	23,150	25,769
Impairment of goodwill and other intangible assets	919	—	—	322,153	—	—	—
In-process research & development	—	84,000	—	—	—	—	—
Costs of terminated initial public offering	—	—	—	—	—	1,473	—

Total operating expenses	150,488	103,715	241,862	377,817	122,982	193,196	214,823

Income (loss) from operations before taxes, equity in earnings (net loss) of unconsolidated affiliate, and minority interest in net loss (income) of consolidated subsidiary	763	(82,857)	(51,089)	(331,062)	22,012	8,984	8,530
Interest expense	(3,565)	(57)	(194)	(151)	(12,091)	(11,917)	(11,272)
Interest and other income, net	1,367	74	199	250	555	915	2,544
Income tax (provision) benefit	(3,128)	(1,473)	10,798	1,125	(4,562)	(45)	(838)
Equity in earnings (net loss) of unconsolidated affiliate	93	—	—	—	—	(364)	(64)
Minority interest in net loss (income) of consolidated subsidiary	(128)	—	610	156	348	—	—

Net income (loss)(1)	(4,598)	(84,313)	(39,676)	(329,682)	6,262	(2,427)	(1,100)
Dividends on preferred stock	—	—	—	—	(11,934)	(14,630)	(15,060)
Loss on early extinguishment of related party debt, net of tax benefit of $1,428	—	—	—	—	(2,238)	—	—

Net income (loss) attributable to common stockholders	$(4,598)	$(84,313)	$(39,676)	$(329,682)	$(7,910)	$(17,057)	$(16,160)

Per Share Information:
Basic and diluted net loss per common share					$(0.66)	$(1.42)	$(1.35)
Basic and diluted weighted average common shares outstanding					11,975	11,976	11,978
Pro forma as adjusted basic and diluted net income per common share(2)							$0.11
Pro forma as adjusted basic and diluted weighted average common shares outstanding(2)							26,778
	As of December 31, 2003
	Actual (Unaudited)	Pro forma as adjusted (Unaudited)(3)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$11,074	$11,074
Working capital	(18,102)	1,333
Total assets	342,359	342,948
Total debt, including current portion	150,395	84,409
Class A redeemable convertible preferred stock	176,470	—
Total stockholders' (deficit) equity	(37,512)	206,297

Summary Consolidated Financial Data (continued)
(In thousands, except per share and transaction data)

	Supplemental data Years ended December 31
	1999	2000	2001	2002	2003
Other Data:
Domestic POS transactions transmitted through our networks (in millions)	6,147	6,490	6,706	7,567	7,916

(1)
On January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets" which requires that goodwill no longer be amortized. If SFAS No. 142 had been effective for the period from April 3, 2001 through December 31, 2001, net income would have increased by approximately $0.5 million resulting in a net loss attributable to common stockholder of approximately $7.5 million. For periods ending prior to April 3, 2001, amortization of intangible assets includes amortization of goodwill.

(2)
The pro forma as adjusted basic and diluted net income per common share is computed using the pro forma as adjusted basic and diluted weighted average number of common shares outstanding during the period. Pro forma as adjusted basic and diluted weighted average common shares assumes the conversion of preferred stock plus accrued and unpaid dividends into common stock as of the date of issuance and the effect of this offering and certain related transactions.

(3)
The unaudited pro forma as adjusted consolidated balance sheet data gives effect to (i) this offering and certain related transactions and (ii) the repayment of a portion of amounts outstanding under the senior secured credit facility from the net proceeds of this offering as if each of the transactions had occurred on December 31, 2003. See "Capitalization" and "Unaudited Pro Forma Consolidated Financial Information" for a detailed discussion of the unaudited pro forma as adjusted consolidated balance sheet data.

RISK FACTORS

        You should consider carefully the risks described below, together with all of the other information in this prospectus, before making a decision to invest in our common stock. If any of the following risks actually occurs, our results of operations could suffer, the trading price of our common stock could decline and you may lose all or part of your investment in our common stock.

Risks Relating to Our Business

We derive a substantial portion of our revenue from a small number of customers. If one or more of our top five customers were to cease doing business with us, or to substantially reduce its dealings with us, our revenues could decline.

        For the year ended December 31, 2003, we derived approximately 30.3% of our total revenues from our five largest customers. We expect to continue to depend upon a relatively small number of customers for a significant percentage of our revenues. The loss of any of our largest customers or a decision by one of them to purchase our services at a reduced level could harm our revenues.

        The contracts with four of these five largest customers contain minimum transaction or revenue commitments on an annual or contract term basis. Upon meeting these commitments, the customers are no longer obligated to purchase services from us and may elect not to make further use of our services.

        In addition, the contracts with two of our five largest customers expire in the fourth quarter of 2004. For the year ended December 31, 2003, the revenues from the two customers whose contracts expire in 2004 constituted approximately 17.5% of our total revenues. Our customers may elect not to renew their contracts when they expire. Even if contracts are renewed, the renewal terms may be less favorable to us than under the current contracts.

We face significant pressure on the prices for our services from our competitors and customers. Our failure to sustain pricing could impair our ability to maintain profitability or positive cash flow.

        Our competitors and customers may cause us to reduce the prices we charge for services, the effects of which we may not be able to offset by increasing the number of transactions we transport using our networks or by reducing our costs. The primary sources of pricing pressure include:

  •
  Competitors offering our customers services at reduced prices. For example, telecommunications carriers may reduce the overall cost of their services by bundling their data networking services with other services such as voice communications.

  •
  POS and telecommunication services customers seeking greater pricing discounts during contract negotiations in exchange for maintaining or increasing their minimum transaction or revenue commitments.

  •
  Consolidation of existing customers resulting in pricing reductions. For example, one of our customers with relatively lower contract prices may acquire another of our customers, enabling the acquired customer's transactions to receive the benefit of the lower prices. In addition, if an existing customer acquires another customer, the combined transaction volume may qualify for reduced pricing under our contract.

Our efforts to grow our POS business are highly dependent upon our customers generating greater transaction volumes and our ability to expand into new markets.

        We already serve the largest payment processors in the United States. Accordingly, the rate of growth in our POS division is highly dependent upon the rate of growth in the number of domestic transactions transmitted by our existing customers through our networks. Factors which may reduce the rate of growth in the number of credit and debit card and ATM transactions include future economic downturns, acts of war or terrorism and other events that reduce consumer spending.

        We may be unable to increase our business from state lottery operators, electronic benefits programs and healthcare industry participants that we have identified as potential sources of future growth for our POS business. Factors that may interfere with our ability to expand further into these areas include:

  •
  market participants' adoption of alternative technologies,

  •
  our potential inability to enter into commercial relationships with additional market participants, and

  •
  implementation of federal and state regulations.

Our strategy to expand internationally may fail, which may impede our growth and harm our operating results.

        As of December 31, 2003, we have yet to generate positive operating cash flows in six out of the 11 countries in which we operate outside the United States and Canada. In addition, we are planning expansion in our existing international markets and into additional international markets.

        Key challenges we will face in pursuing our international strategy include the need to:

  •
  secure commercial relationships to help establish our presence in international markets,

  •
  obtain telecommunications services from incumbent telecommunication service providers that may compete with us,

  •
  adapt our services to support varying telecommunications protocols that differ from those markets where we have established operations,

  •
  hire and train personnel capable of marketing, installing and integrating our data communications services, supporting customers and managing operations in foreign countries,

  •
  localize our products to target the specific needs and preferences of foreign customers, which may differ from our traditional customer base in the United States,

  •
  build our brand name and awareness of our services among foreign customers, and

  •
  implement new systems, procedures and controls to monitor our operations in new markets.

        In addition, we are subject to risks associated with operating in foreign countries, including:

  •
  multiple, changing and often inconsistent enforcement of telecommunications and other laws and regulations,

  •
  competition with existing market participants which have a longer history in and greater familiarity with the foreign markets we enter,

  •
  laws and business practices that favor local competitors,

  •
  fluctuations in currency exchange rates,

  •
  imposition of limitations on conversion of foreign currencies into U.S. dollars or remittance of dividends and other payments by foreign subsidiaries, and

  •
  changes in a specific country's or region's political or economic conditions.

        If we fail to address the challenges and risks associated with international expansion, we may encounter difficulties implementing our strategy, which could impede our growth or harm our operating results.

Our customers may develop in-house networks and divert part or all of their data communications from our networks to their networks.

        As a payment processor's business grows larger and generates a greater number of credit card and debit card transactions, it could become economically advantageous for the processor to develop its own network for transmitting transaction data, including credit card and debit card transactions. Currently, some of the largest processors in the United States and some very large merchants, such as supermarkets, department stores and major discount stores, operate their own networks to transmit some or all of their transactions. Also, as the number of outsourced providers of network services has decreased, payment processors and large merchants have developed, and may continue to seek to develop, their own networks in order to maintain multiple sources of supply. In addition, our telecommunication services division customers may elect to connect their call signaling networks directly to the call signaling networks of other telecommunications carriers. As a result of any of these events, we could experience lower revenues.

Our reliance on a limited number of telecommunication services providers exposes us to a number of risks over which we have no control, including risks with respect to increased prices and termination of essential services.

        The operation of our networks depends upon the capacity, reliability and security of services provided to us by a limited number of telecommunication services providers. We have no control over the operation, quality or maintenance of those services or whether the vendors will improve their services or continue to provide services that are essential to our business. In addition, telecommunication services providers may increase the prices at which they provide services, which would increase our costs. If one or more of our telecommunication services providers were to cease to provide essential services or to significantly increase their prices, we could be required to find alternative vendors for these services. With a limited number of vendors, we could experience significant delays in obtaining new or replacement services, which could lead to slowdowns or failures of our networks. This could harm our reputation and could cause us to lose customers and revenues.

A slowdown or failure of our networks could cause us to lose customers and revenue.

        Our business is based upon our ability to rapidly and reliably receive and transmit data through our networks. One or more of our networks could slow down significantly or fail for a variety of reasons, including:

  •
  undetected defects or errors in our software programs, especially when first integrated into a network,

  •
  unexpected problems encountered when integrating changes, enhancements or upgrades of third party equipment or software with our systems,

  •
  computer viruses,

  •
  natural or man-made disasters disrupting power or telecommunications systems generally, and

  •
  damage to, or failure of, our systems due to human error or intentional disruption.

        We may not have sufficient redundant systems or backup telecommunications facilities to allow us to receive and transmit data in the event of significant system failures. Any significant degradation or failure of one or more of our networks could cause our customers to suffer delays in transaction processing, which could damage our reputation, increase our service costs, or cause us to lose customers and revenues.

We depend on a limited number of network equipment suppliers and do not have supply contracts. Our inability to obtain necessary network equipment or technical support could harm our business.

        Some key components we use in our networks are available only from a limited number of suppliers. The number of available suppliers of components and technical support for our X.25 networks are particularly limited. We do not have long-term supply contracts with these or any other limited source vendors, and we purchase data network equipment on a purchase order basis. If we are unable to obtain sufficient quantities of limited source equipment and required technical support, or to develop alternate sources as required in the future, our ability to deploy equipment in our networks could be delayed or reduced, or we may be forced to pay higher prices for our network components. Delays or reductions in supplies could lead to slowdowns or failures of our networks.

We may experience fluctuations in quarterly results because of the seasonal nature of our business and other factors outside of our control, which could cause the market price of our common stock to decline.

        Credit card and debit card transactions account for a major percentage of the transaction volume processed by our customers. The volume of these transactions on our networks generally is greater in the fourth quarter holiday season than during the rest of the year. Consequently, revenues and earnings from credit card and debit card transactions in the first quarter generally are lower than revenues and earnings from credit card and debit card transactions in the fourth quarter of the immediately preceding year. We expect that our operating results in the foreseeable future will be significantly affected by seasonal trends in the credit card and debit card transaction market.

        In addition, a variety of other factors may cause our results to fluctuate from one quarter to the next, including:

  •
  varying costs incurred for network expansion,

  •
  the impact of quarterly variations in general economic conditions,

  •
  acquisitions made or customers acquired or lost during the quarter, and

  •
  changes in pricing policy by us, our competitors and our third party supplier and service providers during a particular quarter.

We may not be able to adapt to changing technology and our customers' technology needs.

        We face rapidly changing technology and frequent new service offerings by competitors that can render existing services obsolete or unmarketable. Our future success depends on our ability to enhance existing services and to develop, introduce and market, on a timely and cost effective basis, new services that keep pace with technological developments and customer requirements.

We may be unable to protect our proprietary technology, which would allow competitors to duplicate our services. This would make it more difficult for us to compete with them.

        We may not be able to protect sufficiently our proprietary technology, which could make it easier for competitors to develop services that compete with our services. We rely principally on copyright and trade secret laws and contractual provisions to protect our proprietary technology. The laws of some countries in which we sell our services and products may not protect software and intellectual property rights to the same extent as the laws of the United States. If these measures do not adequately prevent misappropriation of our technology, competitors may be able to use and adapt our technology. Our failure to protect our technology could diminish our competitive advantage and cause us to lose customers to competitors.

We may face claims of infringement of proprietary rights, which could harm our business and operating results.

        Third parties may assert claims that we are infringing their proprietary rights. If infringement claims are asserted against us, we could incur significant costs in defending those claims. We may be required to discontinue using and selling any infringing technology and services, to expend resources to develop non-infringing technology or to purchase licenses or pay royalties for other technology. We may be unable to acquire licenses for the other technology on reasonable commercial terms or at all. As a result, we may find that we are unable to continue to offer the services and products upon which our business depends.

Future acquisitions could negatively affect our operating results and could dilute the interests of existing stockholders.

        We expect to continue to seek selective acquisitions as an element of our growth strategy. Future acquisitions could subject us to risks including:

  •
  If we are not able to successfully integrate acquired businesses in a timely manner, our operating results may decline, particularly in the fiscal quarters immediately following the completion of such transactions while the operations of the acquired entities are being integrated into our operations. We also may incur substantial costs, delays or other operational or financial problems during the integration process.

  •
  Acquisitions could result in large, immediate write-offs and assumption of contingent liabilities, either of which could harm our operating results.

  •
  Acquisitions may divert the attention of senior management from our existing business.

  •
  If we issue additional equity to finance our acquisitions, it could result in dilution for our existing stockholders.

  •
  If we incur additional indebtedness to finance acquisitions, our interest expense could increase and new debt agreements might involve new restrictive covenants that could reduce our flexibility in managing our business.

We may not have adequate resources to meet demands resulting from growth.

        Growth may strain our management systems and resources. We may need to make additional investments in the following areas:

  •
  recruitment and training,

  •
  communications and information systems,

  •
  sales and marketing,

  •
  facilities and other infrastructure,

  •
  treasury and accounting functions,

  •
  licensing and acquisition of technology and rights, and

  •
  employee and customer relations and management.

        If we fail to develop systems, procedures and controls to handle current and future growth on a timely basis, we may be less efficient in the management of our business or encounter difficulties implementing our strategy, either of which could harm our results of operations.

We may lack the capital required to maintain our competitive position or to sustain our growth.

        We have historically relied on cash flow from operations and proceeds from equity and debt to fund our operations, capital expenditures and expansion. If we are unable to obtain sufficient capital in the future, we may face the following risks:

  •
  We may not be able to continue to meet customer demand for service quality, availability and competitive pricing.

  •
  We may not be able to expand rapidly internationally or to acquire complementary businesses.

  •
  We may not be able to develop new services or otherwise respond to changing business conditions or unanticipated competitive pressures.

If we do not compete effectively, we may lose market share to competitors and suffer a decline in revenues.

        Many of our competitors have greater financial, technical, marketing and other resources than us. As a result, they may be able to support lower pricing and margins and to devote greater resources to marketing their current and new products and services.

        We face competition in each of our four divisions as follows:

  •
  The primary competitor of our POS division is WorldCom, Inc.

  •
  The primary competitors of our telecommunication services division include Southern New England Telephone Company, TSI Telecommunication Services Inc. and Verisign, Inc.

  •
  The primary competitors of our financial services division include AT&T Corp., Bloomberg L.P., Reuters Group PLC, The Thompson Corporation (Thompson Financial), SAVVIS Communications Corporation and Radianz Inc.

  •
  The primary competitors of our international services division include British Telecom in the United Kingdom, France Telecom in France, Telefonica S.A. in Spain and Telstra Corporation Limited in Australia.

We depend on key personnel.

        Our success depends largely on the ability and experience of a number of key employees, including John J. McDonnell, Jr., our Chairman and Chief Executive Officer, Brian J. Bates, our President and Chief Operating Officer, and Henry H. Graham, Jr., our Executive Vice President and Chief Financial Officer. If we lose the services of any of our key employees, our business may be adversely affected.

Recently enacted and proposed changes in securities laws are likely to increase our costs.

        The Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, have required changes in some of our corporate governance and accounting practices. In addition, the New York Stock Exchange has promulgated a number of regulations. We expect these laws, rules and regulations to increase our legal and financial compliance costs and to make some activities more difficult, time consuming and costly. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur significantly higher costs to obtain coverage. These new laws, rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

Regulatory changes may increase our costs or impair our growth.

        Federal and state regulations can affect the costs of business for us and our competitors by changing the rate structure for access services purchased from local exchange carriers to originate and terminate calls by restricting access to dedicated connections available from local exchange carriers, by changing the basis for computation of other charges, such as universal service charges, or by revising the basis for taxing the services we purchase or provide. The Federal Communications Commission is currently considering changes to the rate structure for services provided by local exchange carriers, including the rate structure for access services, and we currently cannot predict whether these rule changes will be adopted or the impact these rule changes may have on our charges for access and other services if they are adopted. Recent and pending decisions of the FCC may limit the availability and increase pricing of network elements used by our suppliers to provide telecommunications services to us. We cannot predict whether these rule changes will increase the cost of services we purchase from our suppliers. Further, the FCC is considering modifying the way in which universal service charges are calculated, including considering whether to assess universal service charges on a flat-fee basis, such as a per-line or per-account charge. We cannot predict whether the FCC will adopt changes in the calculation of universal service charges or whether these changes would increase our universal service charges. If the FCC adopts any proposal that increases our universal service charges, our network operating costs will increase.

        The business of our telecommunication services division customers is or may become subject to regulation that indirectly affects our business. Many of our telecommunication services division customers are subject to federal and state regulations applicable to the telecommunications industry. Changes in these regulations could cause our customers to alter or decrease the services they purchase from us.

        We cannot predict when, or upon what terms and conditions, further regulation or deregulation might occur or the effect future regulation or deregulation may have on our business. Our operating costs may be increased because our service providers and several services that we offer may be indirectly affected by federal and state regulations. In addition, future services we may provide could become subject to direct regulation.

Risks Related to this Offering

Future sales of our common stock may cause our stock price to decline.

        If our stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline. Based on 22,358,225 shares outstanding as of December 31, 2003, upon completion of this offering we will have 26,778,225 shares of common stock outstanding, excluding 362,326 shares of common stock issuable upon the exercise of outstanding options.

        All of the shares of our common stock sold in this offering will be freely tradable, without restriction, in the public market. Of the remaining shares:

  •
  19,225,378 shares held by our principal stockholders will be eligible for sale in the public market after the applicable lock-up period expires, subject to compliance with the volume limitations and other conditions of Rule 144, and

  •
  2,803,307 shares held by our directors and executive officers will be eligible for sale in the public market after the applicable lock-up period expires, subject to compliance with the volume limitations and other conditions of Rule 144.

        If you purchase shares of our common stock through our directed share program, you will be required to sign a lock-up agreement and will be prohibited from selling those shares until 90 days following the date of the final prospectus or 180 days following the date of the final prospectus if you are a director or executive officer. The trading price of our common stock could decline significantly before you may sell those shares.

        Furthermore, an additional 1,964,476 shares may be issued in the future upon exercise of options granted, options to be granted or equity awards to be granted under our stock option and incentive compensation plans. We expect to register these shares under the Securities Act, and therefore the shares will be freely tradable when issued, subject to compliance with the volume limitations and other conditions of Rule 144 in the case of shares sold by persons deemed to be our affiliates.

        We, all of our directors and executive officers and substantially all of our stockholders have agreed that, for a period of 180 days from the date of the final prospectus, we and they, subject to some exceptions, will not, without the prior written consent of J.P. Morgan Securities Inc. and Lehman Brothers Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. J.P. Morgan Securities Inc. and Lehman Brothers Inc. may release any of the securities subject to these lock-up agreements at any time without notice.

The trading price of our common stock is likely to be volatile, and you may not be able to sell your shares at or above the initial public offering price.

        The trading prices of the securities of technology companies have been highly volatile. Accordingly, the trading price of our common stock is likely to be subject to wide fluctuations. Factors affecting the trading price of our common stock include:

  •
  variations in operating results,

  •
  announcements of technological innovations, new services or service enhancements, strategic alliances or significant agreements by us or by our competitors,

  •
  the gain or loss of significant customers,

  •
  changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our common stock,

  •
  terrorist acts and political instability, and

  •
  market conditions in our industry, the industries of our customers and the economy as a whole.

        In addition, if the market for technology stocks or the stock market in general experiences continued or increased loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition.

As a new investor, you will incur substantial dilution as a result of this offering and future equity issuances.

        The initial public offering price will be substantially higher than the pro forma, net tangible book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate dilution of $17.82 per share, assuming an initial offering price of $17.00 per share. This dilution is due in large part to earlier investors in our company having paid substantially less than the initial public offering price when they purchased their shares. The exercise of outstanding options and future equity issuances, including any additional shares issued in connection with acquisitions, may result in further dilution to investors.

We will continue to be controlled by GTCR, which will limit your ability to influence corporate activities.

        Upon completion of the offering, GTCR will have three representatives on our nine-member board of directors and will own or control shares representing, in the aggregate, a 71.8% voting interest in the company, or 69.3% if the underwriters exercise their over-allotment option in full. Accordingly, GTCR will exercise significant influence over our operations and business strategy and will be able to control the outcome of votes on all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions, such as mergers or other business combinations. This concentration of ownership may also have the effect of delaying or preventing a change in control of our company or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them.

Conflicts of interest may arise because some of our directors are principals of our controlling stockholder.

        Three principals of GTCR Golder Rauner, L.L.C. serve on our nine-member board of directors. GTCR and its affiliates currently have interests in other companies, one of which, TSI Telecommunication Services Inc., competes with our telecommunications services division. GTCR and its affiliates collectively beneficially own approximately 77% of the common units and approximately 88% of the preferred units of TSI's parent company, TSI Telecommunication Holdings, L.L.C. GTCR and its affiliates may continue to invest in entities that directly or indirectly compete with us or companies in which they currently invest may begin competing with us. As a result of these relationships, when conflicts between the interests of GTCR and the interests of our other stockholders arise, these directors may not be disinterested. Although our directors and officers have a duty of loyalty to us, under Delaware law and our amended and restated certificate of incorporation that will be adopted in connection with this offering, transactions that we enter into in which a director or officer has a conflict of interest are generally permissible so long as (1) the material facts relating to the director's or officer's relationship or interest as to the transaction are disclosed to our board of directors and a majority of our disinterested directors approves the transaction, (2) the material facts relating to the director's or officer's relationship or interest as to the transaction are disclosed to our stockholders and a majority of our disinterested stockholders approves the transaction, or (3) the transaction is otherwise fair to us.

        Our amended and restated certificate of incorporation will also provide that any potential transaction opportunity that is offered to a GTCR representative solely in his capacity as a director or officer of the company will be deemed to be a corporate opportunity of ours if we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the transaction and the transaction would be in line with our business. GTCR's representatives will not be required to offer any other transaction opportunity of which they become aware to us and could take any such opportunity for themselves or offer it to other companies in which they have an investment, including the company that competes with our telecommunication services division.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

        We prepare our financial statements in conformity with accounting principles generally accepted in the United States. These accounting principles are subject to interpretation by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants, the Securities and Exchange Commission and various bodies formed to interpret and create appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of a change.

Anti-takeover provisions in our organizational documents and Delaware law make any change in control more difficult.

        Our certificate of incorporation and bylaws contain provisions that may delay or prevent a change in control, may discourage bids at a premium over the market price of our common stock and may affect adversely the market price of our common stock and the voting and other rights of the holders of our common stock. These provisions include:

  •
  prohibiting our stockholders from calling a special meeting of stockholders,

  •
  our ability to issue additional shares of our common stock without stockholder approval,

  •
  our ability to issue preferred stock with voting or conversion rights that adversely affect the voting or other rights of holders of common stock without their approval,

  •
  prohibiting our stockholders from amending our certificate of incorporation or bylaws except with 66 2/3% stockholder approval,

  •
  any vacancy on the board of directors, including any vacancy resulting from an expansion of the board, unless otherwise determined by the board of directors or required by law, may only be filled by a vote of the directors in office at the time of the vacancy, and

  •
  advance notice requirements for raising matters of business or making nominations at stockholders' meetings.

        We also will be subject to provisions of the Delaware corporation law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for three years after the point in time that such stockholder acquired shares constituting 15% or more of our shares unless the holder's acquisition of our stock was approved in advance by our board of directors.

There is currently no public market for our common stock and an active market may not develop or persist after the offering.

        We have negotiated and determined the initial public offering price with representatives of the underwriters. This price may not be indicative of prices that will prevail in the trading market. As a result, you may not be able to sell your shares of common stock at or above the offering price.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We caution you not to place undue reliance on forward-looking statements, which reflect our analysis only and speak only as of the date of this prospectus. We undertake no obligation to publicly update the forward-looking statements to reflect subsequent events or circumstances.

USE OF PROCEEDS

        We estimate that the net proceeds from this offering will be $68.8 million, based on an assumed offering price of $17.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses, which are payable by us. We will not receive any of the proceeds from the sale of 663,000 shares for which some of our stockholders have granted the underwriters an option to purchase to cover over-allotments. We intend to use all of the proceeds from this offering, net of the underwriting discounts and commissions and estimated offering expenses payable by us, to repay a portion of the amounts outstanding under our existing senior secured credit facility, as follows: $4.7 million will be used for the repayment of principal and interest on our Term A Loan and $64.1 million will be used for the repayment of principal and interest on our Term B Loan. Our Term A Loan bears interest at a floating rate, which was 5.0% at December 31, 2003, and matures on April 3, 2005. Our Term B Loan bears interest at a floating rate, which was 5.5% at December 31, 2003, and matures on April 3, 2007.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our common stock. We do not expect to pay any cash dividends for the foreseeable future. We currently intend to retain any future earnings to finance our operations and growth. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent on earnings, financial condition, operating results, capital requirements, any contractual restrictions and other factors that our board of directors deems relevant. In addition, our current senior secured credit facility contains, and we expect that future credit facilities may contain, limitations on our ability to declare and pay cash dividends.

CAPITALIZATION

        The following table sets forth our cash, cash equivalents and capitalization as of December 31, 2003:

  •
  on an actual basis,

  •
  on a pro forma basis to reflect the conversion of our Class A redeemable convertible preferred stock plus accrued and unpaid dividends into common stock upon completion of this offering, as if it had occurred on December 31, 2003 assuming an initial public offering price of $17.00 per share, and

  •
  on a pro forma as adjusted basis to further reflect the receipt of the estimated net proceeds from this offering, assuming an initial public offering price of $17.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the redemption and extinguishment of the senior secured credit facility and the payment of related financing costs from borrowings under the new term loan and revolving credit facility.

        You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the accompanying notes appearing elsewhere in this prospectus.

	As of December 31, 2003
	Actual	Pro forma	Pro forma as adjusted
	(In thousands, except per share and share amounts)
	(Unaudited)
Cash and cash equivalents	$11,074	$11,074	$11,074

Current portion of long-term debt	$28,731	$28,731	$11,000
Long-term debt	121,664	121,664	73,409

Total debt	$150,395	$150,395	$84,409

Class A redeemable convertible preferred stock, par value $0.01 per share:
179,746 shares authorized, 134,846 shares issued and outstanding actual, no shares issued and outstanding pro forma and pro forma as adjusted	$176,470	$—	$—
Stockholders' (deficit) equity:
Common stock, par value $0.001 per share:
132,298,445 shares authorized actual and shares authorized pro forma and pro forma as adjusted, 11,977,623 shares issued and outstanding actual, 22,358,225 shares issued and outstanding pro forma and 26,778,225 shares issued and outstanding pro forma as adjusted	12	22	27
Additional paid-in capital	2,277	178,737	247,482
Accumulated deficit, deferred stock compensation and accumulated other comprehensive loss	(39,801)	(39,801)	(41,212)

Total stockholders' (deficit) equity	(37,512)	138,958	206,297

Total capitalization	$289,353	$289,353	$290,706

DILUTION

        If you invest in our common stock through this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of common stock upon the completion of this offering.

        Our pro forma net tangible book deficit as of December 31, 2003, assuming conversion of all of our outstanding Class A redeemable convertible preferred stock plus accrued and unpaid dividends into common stock, equaled approximately $89.4 million or approximately $4.00 per share of common stock. Net tangible book deficit per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. After giving effect to the sale of 4,420,000 shares of common stock offered by us in this offering at an assumed initial public offering price of $17.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book deficit as of December 31, 2003 would have equaled approximately $0.82 per share of common stock. This represents an immediate increase in net tangible book value of $3.18 per share to our existing stockholders and an immediate dilution in net tangible book value of $17.82 per share to new investors of common stock in this offering. If the initial public offering price is higher or lower, the dilution to new investors will be greater or less, respectively.

        The following table summarizes this per share dilution:

Assumed initial public offering price per share		$17.00
Pro forma net tangible book deficit per share as of December 31, 2003	$4.00
Increase per share attributable to this offering	3.18

Pro forma as adjusted net tangible book deficit per share after this offering		0.82

Dilution per share to new investors		$17.82

        The following table summarizes on a pro forma as adjusted basis, as of December 31, 2003, the differences between our existing stockholders and new investors with respect to the number of shares of common stock issued by us, the total consideration paid (in thousands) and the average price per share paid:

	Shares purchased		Total consideration
					Average price per share
	Number	Percentage	Amount	Percentage
Existing stockholders	11,977,623	44.7%	$4,217	2.0%	$0.35
Converting Class A redeemable convertible preferred stockholders	10,380,602	38.8	134,846	63.0	12.99
New investors	4,420,000	16.5	75,140	35.0	17.00

Total	26,778,225	100.0%	$214,203	100.0%	$8.00

        We base the foregoing discussions and tables on the number of shares of stock outstanding as of December 31, 2003, assuming conversion of all of our outstanding Class A redeemable convertible preferred stock plus accrued and unpaid dividends into common stock as of December 31, 2003 at an initial public offering price of $17.00 per share, and exclude:

  •
  362,326 shares of common stock that will be subject to issuance upon exercise of the options we granted under our 2001 Founders' Stock Option Plan;

  •
  1,964,476 additional shares of common stock reserved for future issuance under our 2001 Founders' Stock Option Plan and our 2004 Long-Term Incentive Plan.

        To the extent outstanding options or options or warrants we may issue in the future with exercise prices below the initial public offering price are exercised, there will be further dilution to new public investors.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus. The consolidated statement of operations data for the period from April 3, 2001 through December 31, 2001 and the years ended December 31, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2002 and 2003 are derived from our consolidated financial statements audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this prospectus. The consolidated balance sheet data as of December 31, 2001 is derived from our consolidated financial statements audited by Ernst & Young LLP, independent auditors, and is not included in this prospectus.

        The consolidated statement of operations data for Transaction Network Services, Inc., formerly PSINet Transaction Solutions, Inc., (Predecessor #1) for the period from January 1, 2001 through April 2, 2001, is derived from the consolidated financial statements of Transaction Network Services, Inc., formerly PSINet Transaction Solutions, Inc., (Predecessor #1) which have been audited by Ernst & Young LLP, independent auditors, and is included elsewhere in this prospectus. The consolidated statement of operations data for Transaction Network Services, Inc., formerly PSINet Transaction Solutions, Inc., for the period from November 23, 1999 through December 31, 1999 and for the year ended December 31, 2000 and the consolidated balance sheet data as of December 31, 1999 and 2000 are derived from the consolidated financial statements of Transaction Network Services, Inc., formerly PSINet Transaction Solutions, Inc., which have been audited by Ernst & Young LLP, independent auditors, and are not included in this prospectus.

        The consolidated statement of operations data for Transaction Network Services, Inc. for the period from January 1, 1999 through November 22, 1999 is derived from the consolidated financial statements of Transaction Network Services, Inc., which have been audited by Ernst & Young LLP, independent auditors, and is not included in this prospectus.

        The historical results are not necessarily indicative of the results to be expected for any future period.

Selected Consolidated Financial Data
(In thousands, except per share and transaction data)

	Transaction Network Services, Inc. (Predecessor #2)	Transaction Network Services, Inc. (Formerly PSINet Transaction Solutions, Inc.) (Predecessor #1)			The Company
	January 1, 1999 - November 22, 1999	November 23, 1999 - December 31, 1999	Year ended December 31, 2000	January 1, 2001 - April 2, 2001	April 3, 2001 - December 31, 2001 (Restated)	Year ended December 31, 2002	Year ended December 31, 2003
Consolidated Statements of Operations Data:
Revenues	$151,251	$20,858	$190,773	$46,755	$144,994	$202,180	$223,353
Cost of network services	93,015	8,798	99,516	26,506	73,650	108,392	119,990
Engineering and development	6,656	814	8,966	2,857	6,560	10,638	11,560
Selling, general and administrative	32,699	3,300	33,095	11,032	18,795	33,063	37,284
Depreciation and amortization of property and equipment	9,836	1,179	13,820	3,749	8,376	16,480	20,220
Amortization of intangible assets	7,363	5,624	86,465	11,520	15,601	23,150	25,769
Impairment of goodwill and other intangible assets	919	—	—	322,153	—	—	—
In-process research & development	—	84,000	—	—	—	—	—
Costs of terminated initial public offering	—	—	—	—	—	1,473	—

Total operating expenses	150,488	103,715	241,862	377,817	122,982	193,196	214,823

Income (loss) from operations before taxes, equity in earnings (net loss) of unconsolidated affiliate, and minority interest in net loss (income) of consolidated subsidiary	763	(82,857)	(51,089)	(331,062)	22,012	8,984	8,530
Interest expense	(3,565)	(57)	(194)	(151)	(12,091)	(11,917)	(11,272)
Interest and other income, net	1,367	74	199	250	555	915	2,544
Income tax (provision) benefit	(3,128)	(1,473)	10,798	1,125	(4,562)	(45)	(838)
Equity in earnings (net loss) of unconsolidated affiliate	93	—	—	—	—	(364)	(64)
Minority interest in net loss (income) of consolidated subsidiary	(128)	—	610	156	348	—	—

Net income (loss)(1)	(4,598)	(84,313)	(39,676)	(329,682)	6,262	(2,427)	(1,100)
Dividends on preferred stock	—	—	—	—	(11,934)	(14,630)	(15,060)
Loss on early extinguishment of related party debt, net of tax benefit of $1,428	—	—	—	—	(2,238)	—	—

Net income (loss) attributable to common stockholders	$(4,598)	$(84,313)	$(39,676)	$(329,682)	$(7,910)	$(17,057)	$(16,160)

Per Share Information:
Basic and diluted net loss per common share					$(0.66)	$(1.42)	$(1.35)
Basic and diluted weighted average common shares outstanding					11,975	11,976	11,978
Pro forma as adjusted basic and diluted net income per common share(2)							$0.11
Pro forma as adjusted basic and diluted weighted average common shares outstanding(2)							26,778
					As of December 31, 2003
	As of December 31,		As of December 31,
						Pro forma as adjusted (Unaudited)(3)
	1999	2000	2001	2002	Actual
Consolidated Balance Sheet Data:
Cash and cash equivalents	$19,425	$16,298	$8,091	$5,984	$11,074	$11,074
Working capital	36,777	30,151	(5,080)	(12,923)	(18,102)	1,333
Total assets	804,967	726,248	320,768	362,811	342,359	342,948
Total debt, including current portion	—	—	134,184	169,347	150,395	84,409
Class A redeemable convertible preferred stock	—	—	146,780	161,410	176,470	—
Total stockholders' equity (deficit)	615,159	573,979	(4,445)	(21,896)	(37,512)	206,297

Selected Consolidated Financial Data (Continued)
(In thousands, except per share and transaction data)

	Supplemental data Years ended December 31
	1999	2000	2001	2002	2003
Other Data:
Domestic POS transactions transmitted through our networks (in millions)	6,147	6,490	6,706	7,567	7,916

(1)
On January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets" which requires that goodwill no longer be amortized. If SFAS No. 142 had been effective for the period from April 3, 2001 through December 31, 2001, net income would have increased by approximately $0.5 million resulting in a net loss attributable to common stockholder of approximately $7.5 million. For periods ending prior to April 3, 2001, amortization of intangible assets includes amortization of goodwill.

(2)
The pro forma as adjusted basic and diluted net income per common share is computed using the pro forma as adjusted basic and diluted weighted average number of common shares outstanding during the period. Pro forma as adjusted basic and diluted weighted average common shares assumes the conversion of preferred stock plus accrued and unpaid dividends into common stock as of the date of issuance and the effect of this offering and certain related transactions.

(3)
The unaudited pro forma as adjusted consolidated balance sheet data gives effect to (i) this offering and certain related transactions and (ii) the repayment of a portion of amounts outstanding under the senior secured credit facility from the net proceeds of this offering as if each of the transactions had occurred on December 31, 2003. See "Capitalization" and "Unaudited Pro Forma Consolidated Financial Information" for a detailed discussion of the unaudited pro forma as adjusted consolidated balance sheet data.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following commentary in conjunction with our consolidated financial statements and related notes, our unaudited pro forma consolidated financial information, "Selected Consolidated Financial Data" and "Risk Factors" included elsewhere in this prospectus.

Overview

        We are a leading provider of business-critical data communications services to processors of credit card, debit card and ATM transactions. We are also a leading provider of secure data and voice network services to the global financial services industry. We operate one of four unaffiliated Signaling System No. 7 networks in the United States capable of providing services nationwide, and we utilize this network to provide call signaling and database access services to the domestic telecommunications industry. Our data communications services enable secure and reliable transmission of time-sensitive, transaction-related information critical to our customers' operations. Our customers outsource their data communications requirements to us because of our substantial expertise, comprehensive customer support and cost-effective services. We provide services to customers in the United States and increasingly to international customers in 12 countries, including Canada and countries in Europe and the Asia-Pacific region.

        We provide our services through multiple data networks, each designed specifically for transaction applications. Our networks support a variety of widely accepted communications protocols and are designed to be scalable and accessible by multiple methods, including dial-up, dedicated, wireless and Internet connections.

        We generate revenues through four business divisions:

  •
  POS services. We provide fast, secure and reliable data communications services primarily to payment processors in the United States and Canada. POS services revenue is derived primarily from per transaction fees paid by our customers for the transmission of transaction data through our networks between payment processors and POS or ATM terminals.

  •
  International services. We are one of the leading providers of data communications services to the POS industry in the United Kingdom. We also provide our services in Australia, France, Germany, Ireland, Italy, Japan, the Netherlands, New Zealand, Spain and Sweden. Our international services division generates revenues from our POS and financial services offerings abroad.

  •
  Telecommunication services. We provide call signaling services that enable telecommunications carriers to establish and terminate telephone calls placed by their subscribers. We also provide database access services that enable our customers to provide intelligent network services, such as caller identification and local number portability, and credit card, calling card, third-party billing and collect calling. Our telecommunication services division generates revenues primarily from fixed monthly fees charged for our call signaling services and per-query fees charged for our database access and validation services.

  •
  Financial services. We provide fast, secure and reliable private data networking services that enable seamless communications and facilitate electronic trading among commercial banks, mutual funds, pension funds, broker-dealers, alternative trading systems, electronic communications networks, securities and commodities exchanges and other market participants. Our networks support multiple communications protocols including the Financial Information eXchange, or FIX, protocol. Our financial services division generates revenues from monthly recurring fees based on the number of customer connections to and through our networks.

        Our most significant expense is cost of network services, which is comprised primarily of telecommunications charges, including data transmission and database access, leased digital capacity charges, circuit installation charges and activation charges. The cost of data transmission is based on a contract or tariff rate per minute of usage in addition to a prescribed rate per transaction for some vendors. The costs of database access, circuits, installation charges and activation charges are based on fixed fee contracts with local exchange carriers and interexchange carriers. The cost of network services also includes salaries, equipment maintenance and other costs related to the ongoing operation of our data networks. Depreciation expense on our network equipment and amortization of developed technology are excluded from our cost of network services and included in depreciation and amortization of property and equipment and amortization of intangible assets in our consolidated statement of operations included elsewhere in this prospectus.

        Our engineering and development expenses include salaries and other costs related to product development, engineering and materials. The majority of these costs are expensed as incurred, including costs related to the development of internal use software in the preliminary project, the post-implementation and operation stages. Development costs we incur during the software application development stage are capitalized and amortized over the estimated useful life of the developed software.

        Our selling, general and administrative expenses include costs related to sales, marketing, administrative and management personnel, as well as outside legal, accounting and consulting services. We believe that selling, general and administrative expenses as a percentage of revenues will remain constant or increase to support expansion of the international services division, as well as from the additional costs of being a publicly traded company, including the legal, audit, insurance and board of directors compensation costs needed to establish and maintain compliance with the Sarbanes-Oxley Act of 2002.

Acquisitions

        On April 3, 2001, we completed the acquisition of our predecessor, Transaction Network Services, Inc., from PSINet, Inc. We acquired all of the outstanding common stock of our predecessor for a purchase price, net of cash acquired, of $277.0 million, including transaction costs of $3.4 million. We accounted for this acquisition under the purchase method, with the total consideration allocated to the fair value of assets acquired and liabilities assumed, including identified intangibles of $247.9 million. We entered into long-term debt arrangements and issued equity to finance the acquisition. The transaction costs included a severance liability of $2.0 million resulting from the elimination of 40 positions in management, operations, engineering and a number of other support functions. We paid this amount during the period ended December 31, 2001.

        On October 5, 2001, we acquired the remaining 49.9% interest in Transaction Network Services Australia PTY Limited for a purchase price of $2.1 million in cash. We accounted for the acquisition under the purchase method for acquiring minority interests, and we allocated the purchase price to the reduction of the minority interest liability of $0.6 million and to goodwill of $1.6 million.

        On May 13, 2002, we acquired from Sprint Communications Company L.P. the right to provide POS services under substantially all customer contracts relating to Sprint's TranXact Service Operations, which we refer to as TranXact, as well as a two-year, non-compete agreement. The consideration paid for these intangible assets was $40.0 million for the customer contracts, $5.0 million for the non-compete agreement and transaction costs of $0.1 million. We obtained the funds used to acquire these assets from additional borrowings under our senior secured credit facility. In connection with this transaction, we agreed to purchase transitional communication and other services from Sprint until the TranXact customers were migrated from Sprint's network to our network. The total amount paid to Sprint for these transitional services was approximately $4.0 million during the period from

May 13, 2002 through December 31, 2002. Our consolidated statements of operations included elsewhere in this prospectus include the results of the TranXact operations from May 13, 2002.

        On December 4, 2002, we completed the acquisition of a 50.1% interest in Openet S.r.l., an Italian provider of POS services, for a purchase price of $1.8 million, plus transaction costs of $0.4 million. On January 24, 2003, we acquired the remaining 49.9% interest in Openet for $2.0 million in cash. We accounted for this acquisition under the purchase method with the total consideration allocated to the fair value of assets acquired and liabilities assumed, including identified intangibles of $3.4 million and goodwill of $0.5 million. Our consolidated statements of operations included elsewhere in this prospectus include the operating results of Openet from December 4, 2002.

        On November 18, 2003, we acquired certain tangible and intangible assets of Transpoll Offline for a purchase price of $2.5 million including direct acquisition costs of $0.4 million. The assets acquired included the right to provide POS services in the United Kingdom under customer contracts, certain fixed assets and a non-compete agreement. We accounted for this acquisition under the purchase method with the total consideration allocated to the fair value of assets acquired and liabilities assumed, including identified intangibles of $1.3 million. Our consolidated statements of operations included elsewhere in this prospectus include operating results of Transpoll Offline from November 18, 2003.

International Operations

        Although we generate revenues in each of the 11 countries included in our international services division, as of December 31, 2003 we have yet to generate positive operating cash flows in six of these 11 countries. When establishing operations in a country, we typically incur personnel and capital expenditures for an average of two to three years prior to establishing a customer base, recording revenues and generating positive operating cash flows. On a consolidated basis as of December 31, 2003, our international services division generated positive operating cash flows.

Results of Operations

        For purposes of this management's discussion and analysis only, our revenues and cost of network services for the year ended December 31, 2001, discussed below, represent the unaudited combined revenues and cost of network services of TNS, Inc. for the period from April 3, 2001 through December 31, 2001, and our predecessor, Transaction Network Services, Inc. for the period from January 1, 2001 through April 2, 2001, which was formerly known as PSINet Transaction Solutions, Inc. Our operations and our predecessor's operations were substantially the same during 2001 except for the effect on depreciation and amortization expense and impairment of goodwill by our predecessor, both resulting from the higher price paid for the business by PSINet, Inc. in 1999. In addition to the different price paid for the business, interest income and expense may not be comparable between periods due to different means of financing operations between us and our predecessor. Although this approach is not consistent with accounting principles generally accepted in the United States, we believe it is the most practical way to comment on the changes in our revenues and cost of network services. Our combined results may not be indicative of results to be expected for future periods.

        The following tables set forth, for the periods indicated, the selected statements of operations data and the selected statements of operations data expressed as a percentage of revenues:

	January 1, 2001- April 2, 2001	April 3, 2001- December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2003
	Predecessor #1	Historical	Historical	Historical
	(In thousands)
Statements of Operations Data:
Revenues	$46,755	$144,994	$202,180	$223,353
Cost of network services	26,506	73,650	108,392	119,990
Engineering and development	2,857	6,560	10,638	11,560
Selling, general and administrative	11,032	18,795	33,063	37,284
Depreciation and amortization of property and equipment	3,749	8,376	16,480	20,220
Amortization of intangible assets	11,520	15,601	23,150	25,769
Impairment of goodwill	322,153	—	—	—
Costs of terminated initial public offering	—	—	1,473	—

Total operating expenses	377,817	122,982	193,196	214,823

(Loss) income from operations before taxes, equity in affiliate and minority interest	(331,062)	22,012	8,984	8,530
Interest expense	(151)	(12,091)	(11,917)	(11,272)
Interest and other income, net	250	555	915	2,544
Income tax benefit (provision)	1,125	(4,562)	(45)	(838)
Equity in net loss of unconsolidated affiliate	—	—	(364)	(64)
Minority interest in net loss of consolidated subsidiary	156	348	—	—

Net (loss) income	$(329,682)	$6,262	$(2,427)	$(1,100)

	January 1, 2001- April 2, 2001	April 3, 2001- December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2003
	Predecessor #1	Historical	Historical	Historical
Statements of Operations Data:
Revenues	100.0%	100.0%	100.0%	100.0%
Cost of network services	56.7	50.8	53.6	53.7
Engineering and development	6.1	4.5	5.3	5.2
Selling, general and administrative	23.6	12.9	16.4	16.7
Depreciation and amortization of property and equipment	8.0	5.8	8.2	9.1
Amortization of intangible assets	24.7	10.8	11.4	11.5
Impairment of goodwill	689.0	—	—	—
Costs of terminated initial public offering	—	—	0.7	—

Total operating expenses	808.1	84.8	95.6	96.2

(Loss) income from operations before taxes, equity in affiliate and minority interest	(708.1)	15.2	4.4	3.8
Interest expense	(0.3)	(8.3)	(5.9)	(5.0)
Interest and other income, net	0.6	0.4	0.5	1.1
Income tax benefit (provision)	2.4	(3.2)	—	(0.4)
Equity in net loss of unconsolidated affiliate	0.0	0.0	(0.2)	(0.0)
Minority interest in net loss of consolidated subsidiary	0.3	0.2	—	—

Net (loss) income	(705.1)%	4.3%	(1.2)%	(0.5)%

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

        Revenues. Total revenues increased $21.2 million, or 10.5%, to $223.4 million for the year ended December 31, 2003, from $202.2 million for the year ended December 31, 2002. We generate revenues through four operating divisions.

        POS division. Revenues from the POS division decreased $3.5 million, or 2.8%, to $122.9 million for the year ended December 31, 2003, from $126.4 million for the year ended December 31, 2002. The $3.5 million decrease in POS revenues resulted from a decrease in revenue per transaction as a result of negotiated price reductions upon renewal of certain contracts primarily in the fourth quarter of 2002, and to a lesser extent in 2003, partially offset by an increase in transaction volumes primarily related to the TranXact acquisition. POS transaction volumes increased 4.7% to 7.9 billion transactions for the year ended December 31, 2003, from 7.6 billion transactions for the year ended December 31, 2002. We expect that in 2004 in connection with contract renewals some of our POS customers may seek to negotiate greater pricing discounts in exchange for maintaining or increasing their minimum transaction or revenue commitments. As a result, it is likely our revenue per transaction will decrease and, depending upon the number of transactions we transport, our POS revenues may decrease.

        International services division. Revenues from the international services division increased $15.4 million, or 46.4%, to $48.5 million for the year ended December 31, 2003, from $33.1 million for the year ended December 31, 2002. The increase was primarily due to additional revenues generated by our U.K. subsidiary from its POS customers. Revenues from our U.K. subsidiary increased $6.6 million, or 24.6%, to $33.3 million for the year ended December 31, 2003, from $26.7 million for the year ended December 31, 2002. The remaining increase in division revenues of $8.8 million was attributable primarily to growth in our POS services in France, Australia, Spain and Italy.

        Telecommunication services division. Revenues from the telecommunication services division increased $7.2 million, or 30.0%, to $31.2 million for the year ended December 31, 2003, from $24.0 million for the year ended December 31, 2002. The growth in revenues was primarily due to increased usage of our call signaling services.

        Financial services division. Revenues from the financial services division increased $2.2 million, or 11.7%, to $20.8 million for the year ended December 31, 2003, from $18.6 million for the year ended December 31, 2002. The increase in revenues was due to the growth in the number of customer connections to and through our networks.

        Cost of network services. Cost of network services increased $11.6 million, or 10.7%, to $120.0 million for the year ended December 31, 2003, from $108.4 million for the year ended December 31, 2002. Cost of network services represented 53.7% of revenues for the year ended December 31, 2003, compared to 53.6% of revenues for the year ended December 31, 2002. The increase in cost of network services resulted primarily from higher usage charges from increased transactions and other services, including transactions associated with the TranXact acquisition. Gross profit represented 46.3% of total revenues for the year ended December 31, 2003, compared to 46.4% for the year ended December 31, 2002. The decrease in gross profit as a percentage of total revenues is largely attributable to decreased POS revenues, partially offset by decreased usage-based vendor telecommunication charges.

        Future cost of network services depends on a number of factors including total transaction and query volume growth, the relative growth and contribution to total transaction volume of each of our customers, the success of our new service offerings, the timing and extent of our network expansion and the timing and extent of any network cost reductions. In addition, any significant loss or significant reduction in transaction volumes could lead to a decline in gross margin since significant portions of network costs are fixed costs.

        Engineering and development expense. Engineering and development expense increased $0.9 million, or 8.7%, to $11.6 million for the year ended December 31, 2003, from $10.6 million for the year ended December 31, 2002. Engineering and development expense represented 5.2% of revenues for the year ended December 31, 2003 compared to 5.3% for the year ended December 31, 2002. Engineering and development expense increased primarily from an increase in engineering expenses required to support our international expansion. To a lesser extent, this increase was also due to higher software and hardware maintenance fees.

        Selling, general and administrative expense. Selling, general and administrative expense increased $4.2 million, or 12.8%, to $37.3 million for the year ended December 31, 2003, from $33.1 million for the year ended December 31, 2002. Selling, general and administrative expense represented 16.7% of revenues for the year ended December 31, 2003, compared to 16.4% of revenues for the year ended December 31, 2002. Selling, general and administrative expense increased primarily from the addition of an average of 26 employees and related expenses required to support our revenue growth, mainly within the international services division.

        Depreciation and amortization of property and equipment. Depreciation and amortization of property and equipment increased $3.7 million, or 22.7%, to $20.2 million for the year ended December 31, 2003, from $16.5 million for the year ended December 31, 2002. Depreciation and amortization of property and equipment represented 9.1% of revenues for the year ended December 31, 2003, compared to 8.2% of revenues for the year ended December 31, 2002. Depreciation and amortization of property and equipment increased primarily due to capital expenditures to support the growth in the international services division.

        Amortization of intangible assets. Amortization of intangible assets increased $2.6 million, or 11.3%, to $25.8 million for the year ended December 31, 2003, from $23.2 million for the year ended December 31, 2002. The increase was attributable to the amortization of intangible assets associated with the TranXact and Openet acquisitions. The amortization of intangible assets for the years ended December 31, 2003 and 2002 was related solely to the intangible assets resulting from acquisitions.

        Interest expense. Interest expense decreased $0.6 million to $11.3 million for the year ended December 31, 2003, from $11.9 million for the year ended December 31, 2002. This decrease was attributable to the reduction of interest expense resulting from quarterly principal payments we made on our term borrowings partially offset by the additional interest expense associated with borrowing $50.0 million in May 2002 in connection with the TranXact acquisition.

        Interest and other income, net. Interest and other income, net increased $1.6 million to $2.5 million for the year ended December 31, 2003, from $0.9 million for the year ended December 31, 2002. Of this increase, $0.6 million related to an increase in the gain on foreign currency translation due to fluctuations in the value of the U.S. dollar as compared with foreign currencies, predominately the euro, the British pound and the Australian dollar. Also included in interest and other income for the year ended December 31, 2003 was a gain of $0.6 million on the sale of our equity method investment in a related entity.

        Income tax benefit. For the year ended December 31, 2003, our income tax provision was $0.8 million compared to $45,000 for the year ended December 31, 2002.

Historical Year Ended December 31, 2002 Compared to Our Historical Results for the Period from April 3, 2001 Through December 31, 2001 and the Results of Our Predecessor for the Period from January 1, 2001 Through April 2, 2001

        Revenues. Total revenues increased $10.4 million, or 5.4%, to $202.2 million for the year ended December 31, 2002, from $191.7 million for the year ended December 31, 2001.

        POS division. Revenues from the POS division increased $2.5 million, or 2.0%, to $126.4 million for the year ended December 31, 2002, from $123.9 million for the year ended December 31, 2001. POS transaction volumes increased 12.8% to 7.6 billion transactions for the year ended December 31, 2002, from 6.7 billion transactions for the year ended December 31, 2001. The increase in transactions was primarily due to the acquisition of the TranXact customer contracts. Our percentage growth in revenue was less than the percentage growth in transactions primarily as a result of negotiated price reductions upon renewal of certain contracts, and to a lesser extent because our agreements with customers typically provide for reduced transaction pricing for higher transaction volumes and multi-year commitments.

        International services division. Revenues from the international services division increased $6.0 million, or 22.1%, to $33.1 million for the year ended December 31, 2002, from $27.1 million for the year ended December 31, 2001. The increase was primarily due to additional revenues generated by our U.K. subsidiary from its POS customers. Revenues from our U.K. subsidiary increased $5.0 million, or 23.2%, to $26.7 million for the year ended December 31, 2002, from $21.7 million for the year ended December 31, 2001.

        Telecommunication services division. Revenues from the telecommunication services division decreased $1.9 million, or 7.2%, to $24.0 million for the year ended December 31, 2002, from $25.9 million for the year ended December 31, 2001. The decrease was primarily due to a reduction in the use of our call validation services, partially offset by an increase in the use of our call signaling services.

        Financial services division. Revenues from the financial services division increased $3.8 million, or 25.6%, to $18.6 million for the year ended December 31, 2002, from $14.8 million for the year ended December 31, 2001. This increase in revenues was due to the growth in the number of customer connections to and through our networks.

        Cost of network services. Cost of network services increased $8.2 million, or 8.2%, to $108.4 million for the year ended December 31, 2002, from $100.2 million for the year ended December 31, 2001. Cost of network services represented 53.6% of revenues for the year ended December 31, 2002, compared to 52.2% of revenues for the year ended December 31, 2001. The increase in cost of network services resulted primarily from higher usage charges from increased transactions and other services, including transactions associated with the TranXact acquisition, and to a lesser extent due to a rate increase in certain of our usage-based telecommunication charges. Gross profit represented 46.4% of total revenues for the year ended December 31, 2002, compared to 47.8% for the year ended December 31, 2001. The decrease in gross profit as a percentage of total revenues was largely attributable to the fact that our cost of network services increased at a rate greater than our POS division revenues.

        Engineering and development expense. Engineering and development expense was $10.6 million for the year ended December 31, 2002 as compared to $6.6 million for the period from April 3, 2001 through December 31, 2001 and $2.8 million for the period from January 1, 2001 through April 2, 2001. Our engineering and development initiatives and those of our predecessor were substantially the same during 2001. Engineering and development expense increased $1.2 million, or 13.0%, from the combined periods ended April 2, 2001 and December 31, 2001 compared to the year ended December 31, 2002. This increase was primarily to support our international expansion.

        Selling, general and administrative expense. Selling, general and administrative expense was $33.1 million for the year ended December 31, 2002 as compared to $18.8 million for the period from April 3, 2001 through December 31, 2001 and $11.0 million for the period from January 1, 2001 through April 2, 2001. Our selling, general and administrative initiatives and those of our predecessor were substantially the same during 2001. Selling, general and administrative expense increased $3.2 million, or 10.8%, from the combined periods ended April 2, 2001 and December 31, 2001 compared to the year ended December 31, 2002. This increase was primarily from the addition of an average of 44 employees and related expenses required to support our revenue growth, mainly within the international services division.

        Depreciation and amortization of property and equipment. Depreciation and amortization of property and equipment was $16.5 million for the year ended December 31, 2002 as compared to $8.4 million for the period from April 3, 2001 through December 31, 2001 and $3.7 million for the period from January 1, 2001 through April 2, 2001. Depreciation and amortization of property and equipment represented 8.2% of revenues for the year ended December 31, 2002, compared to 5.8% of revenues for the period from April 3, 2001 through December 31, 2001 and 8.0% of revenues for the period from January 1, 2001 through April 2, 2001. Depreciation and amortization of property and equipment increased in 2002 primarily due to capital expenditures necessary to support the growth in our international services division. To a lesser extent, the increase was from capital expenditures necessary to support the growth in our telecommunication services division. We purchased $21.6 million of equipment during the year ended December 31, 2002, and $10.4 million of equipment during the period from April 3, 2001 through December 31, 2001 and our predecessor purchased $3.9 million of equipment during the period from January 1, 2001 through April 2, 2001.

        Amortization of intangible assets. Amortization of intangible assets was $23.2 million for the year ended December 31, 2002 as compared to $15.6 million for the period from April 3, 2001 through December 31, 2001 and $11.5 million for the period from January 1, 2001 through April 2, 2001. The amortization of intangible assets in each of these periods was related solely to intangible assets resulting from acquisitions.

        Impairment of goodwill. We incurred no charge for impairment of goodwill for the year ended December 31, 2002 or for the period from April 3, 2001 through December 31, 2001. Impairment of goodwill totaled $322.2 million for the period from January 1, 2001 through April 2, 2001. Our predecessor recorded the impairment on March 12, 2001, when the board of directors of PSINet, Inc. approved a plan to sell our predecessor to us for an aggregate purchase price of $282.9 million, excluding transaction costs. As of March 12, 2001, our predecessor's goodwill with a carrying value of $450.5 million was written down to $128.3 million, its estimated fair value based upon the approximate sales price of our predecessor.

        Costs of terminated initial public offering. We incurred $1.5 million in costs of a terminated initial public offering during the year ended December 31, 2002.

        Interest expense. Interest expense was $11.9 million for the year ended December 31, 2002 as compared to $12.1 million for the period from April 3, 2001 through December 31, 2001 and $0.1 million for the period from January 1, 2001 through April 2, 2001. The decrease in 2002 was attributable to the repayment of our senior subordinated debt in December 2001. Interest expense on the senior subordinated debt for the period from April 3, 2001 through December 31, 2001 was $3.2 million. This decrease was offset by $2.9 million of additional interest expense associated with borrowing $50.0 million in connection with the TranXact acquisition in May 2002, as well as the additional $20.0 million borrowed when we refinanced our senior secured credit facility and repaid our senior subordinated debt in December 2001.

        Interest and other income, net. Interest and other income, net was $0.9 million for the year ended December 31, 2002 as compared to $0.6 million for the period from April 3, 2001 through December 31, 2001 and $0.3 million for the period from January 1, 2001 through April 2, 2001.

        Income tax provision. For the year ended December 31, 2002, our income tax provision was $45,000, compared to $4.6 million for the period from April 3, 2001 through December 31, 2001 and a benefit of $1.1 million for the period from January 1, 2001 through April 2, 2001.

        Equity in net loss of unconsolidated affiliate. Equity in net loss of unconsolidated affiliate was $0.4 million for the year ended December 31, 2002, which resulted from losses incurred from our equity method investment in a related entity. Our interest in this related entity was sold in January 2003, resulting in a gain on sale of $0.6 million. There was no equity in net loss of unconsolidated affiliate for the period from April 3, 2001 through December 31, 2001 or from January 1, 2001 through April 2, 2001.

        Minority interest in net loss of consolidated subsidiary. Minority interest in the net loss of consolidated subsidiary was $0.3 million for the period from April 3, 2001 through December 31, 2001 and $0.2 million for the period from January 1, 2001 through April 2, 2001. Minority losses were recorded until October 5, 2001, when we acquired the remaining 49.9% interest in Transaction Network Services Australia PTY Limited for a purchase price of $2.1 million. There was no minority interest in net loss of consolidated subsidiary for the year ended December 31, 2002.

Seasonality

        Credit card and debit card transactions account for a major percentage of the transaction volume processed by our customers. The volume of these transactions on our networks generally is greater in the fourth quarter holiday season than during the rest of the year. Consequently, revenues and earnings from credit card and debit card transactions in the first quarter generally are lower than revenues and earnings from credit card and debit card transactions in the fourth quarter of the immediately preceding year. We expect that our operating results in the foreseeable future will be significantly affected by seasonal trends in the credit card and debit card transaction market.

Liquidity and Capital Resources

        Our primary liquidity and capital resource needs are to finance the costs of our operations, to make capital expenditures and to service our debt. Net proceeds from this offering will be used to repay a portion of the outstanding debt under our senior secured credit facility. Immediately upon closing of this offering, we intend to repay the remaining outstanding debt under our current credit facility with the proceeds to be borrowed under a new senior secured credit facility. Based upon our current level of operations, we expect that our cash flow from operations, together with the amounts we are able to borrow under our credit facility, will be adequate to meet our anticipated needs for the foreseeable future. Although we have no specific plans to do so, to the extent we decide to pursue one or more significant strategic acquisitions, we will likely need to incur additional debt or sell additional equity to finance those acquisitions.

        Our operations provided us cash of $48.1 million for the year ended December 31, 2003, which was attributable to a net loss of $1.1 million, depreciation, amortization and other non-cash charges of $46.8 million and a decrease in working capital of $2.4 million. Our operations provided us cash of $34.9 million for the year ended December 31, 2002, which was attributable to a net loss of $2.4 million, depreciation, amortization and other non-cash charges of $42.7 million and an increase in working capital of $5.4 million. Our operations and our predecessor's operations provided us cash of $47.5 million for the year ended December 31, 2001, which was attributable to a combined net loss of $323.4 million, depreciation, amortization and other non-cash charges of $359.3 million and a decrease in working capital of $11.6 million.

        We used cash of $21.7 million in investing activities for the year ended December 31, 2003, which consisted primarily of capital expenditures of $17.1 million. In addition, we spent $2.0 million in January 2003 to purchase the remaining 49.9% interest of Openet and $2.5 million to purchase Transpoll Offline in November 2003 to facilitate our objective to expand our international services division. We used cash of $68.3 million in investing activities for the year ended December 31, 2002, which consisted primarily of $45.1 million for the purchase of the TranXact assets in May 2002, which expanded our POS division. In addition, we spent $1.5 million to purchase the initial 50.1% interest in Openet in December 2002. During the year ended December 31, 2002, we made capital expenditures of $21.6 million. We and our predecessor used cash of $292.8 million in investing activities during the year ended December 31, 2001, which consisted primarily of the acquisition cost, net of cash acquired, of $277.0 million for the purchase of our predecessor, Transaction Network Services, Inc., from PSINet, Inc. In addition, we used $2.1 million to purchase the 49.9% minority interest in Transaction Network Services Australia PTY Limited in October 2001. During the year ended December 31, 2001, we and our predecessor made capital expenditures of $14.3 million. Significant portions of our capital expenditures in each period were for network equipment, third-party software and capitalized software development costs we incurred to expand our network platforms and service our customer requirements. Our remaining capital expenditures were for office equipment and leasehold improvements and for general corporate purposes. We currently have no significant capital spending or purchase commitments but expect to continue to engage in capital spending in the ordinary course of business.

        We used cash of $19.5 million for financing activities for the year ended December 31, 2003, which consisted primarily of $19.0 million of long-term debt repayments. We paid an additional $0.6 million of financing fees in April 2003 to secure an amendment to our senior secured credit facility, which is described more fully in Note 5 to the consolidated financial statements. Our financing activities provided cash of $33.6 million during the year ended December 31, 2002, which consisted of $48.4 million of borrowings under our senior secured credit facility, net of financing costs of $1.6 million. We used the proceeds from these borrowings to finance the acquisition of the TranXact assets and for general corporate purposes. For the year ended December 31, 2002, we made $14.8 million of long-term debt repayments. During the year ended December 31, 2001, we and our predecessor obtained cash from financing activities of $246.0 million, which consisted primarily of borrowings under our senior secured credit facility of $144.4 million, net of financing costs of $5.6 million, borrowings of senior subordinated debt of $26.1 million, proceeds from the issuance of preferred stock of $134.8 million and proceeds from the issuance of common stock of $4.2 million. We used the majority of the proceeds from the borrowings and stock issuances to acquire our predecessor from PSINet, Inc. For the year ended December 31, 2001, we made $16.3 million in long-term debt repayments and repaid the $30.0 million senior subordinated debt partially through $20.0 million of additional borrowings under our senior secured credit facility. Also, during the period from January 1, 2001 to April 2, 2001, our predecessor paid net cash of $17.2 million to its parent, PSINet, Inc.

Senior secured credit facility

        On April 3, 2001, we entered into a senior secured credit facility with a syndicate of financial institutions, led by Deutsche Bank Trust Company Americas as administrative agent, to finance the acquisition of our predecessor and for general corporate purposes. The credit facility consisted of a Term A Loan of $30.0 million, a Term B Loan of $100.0 million, and a revolving credit facility of $20.0 million. On December 20, 2001, we refinanced the credit facility to allow for an additional $20.0 million in Term B Loan borrowings. On May 15, 2002, in connection with the purchase of the TranXact assets, we borrowed an additional $50.0 million under our Term B Loan.

        On April 14, 2003, we obtained an amendment to the credit facility that, among other items, reduced the amount of the revolving credit facility by $10.0 million and amended specific covenants, described below. As of December 31, 2003, there was $10.3 million outstanding on the Term A Loan and $140.1 million outstanding on the Term B Loan. There were no borrowings outstanding under the revolving credit facility at December 31, 2003. Principal payments on the Term A and Term B Loans are due quarterly through April 3, 2007 in accordance with the following payment schedule as of December 31, 2003 (in thousands):

March 31, 2004	$5,972
June 30, 2004	7,586
September 30, 2004	7,586
December 31, 2004	7,587
March 31, 2005	7,586
June 30, 2005	14,260
September 30, 2005	14,260
December 31, 2005	14,259
March 31, 2006	14,260
June 30, 2006	14,260
September 30, 2006	14,260
December 31, 2006	14,259
April 3, 2007	14,260

$150,395

        Borrowings on the Term A Loan and the revolving credit facility generally bear interest at a rate of, at our option, either 2.75% over the lender's base rate, which was 4.0% at December 31, 2003, or 3.75% over the Eurodollar rate, which was 1.2% at December 31, 2003. Borrowings on the Term B Loan generally bear interest at a rate of, at our option, 3.25% over the lender's base rate or 4.25% over the Eurodollar rate. If we achieve a senior leverage ratio of less than 2.5 to 1.0, the interest rates on the credit facility will be reduced by 0.50%. If we achieve a senior leverage ratio of less than 2.0 to 1.0, the interest rates on the credit facility will be reduced by 0.25%. For the year ended December 31, 2003, the weighted average interest rate on the credit facility was 6.9%. Interest payments are due monthly, bi-monthly or quarterly at our option.

        Transaction Network Services, Inc., our wholly owned subsidiary, is the borrower under the credit facility, and we have guaranteed these obligations and pledged substantially all of our assets as security for these obligations. The Term A Loan matures on April 3, 2005, and the Term B Loan matures on April 3, 2007. The revolving credit facility terminates and any borrowings thereunder must be repaid on April 3, 2005. The Term A and B Loans and any indebtedness under the revolving credit facility may be voluntarily prepaid in whole or in part without premium or penalty. The Term A and B Loans will be permanently reduced by the amount of any voluntary prepayments made. The credit facility requires us to use all of the net proceeds of equity or debt financings to repay borrowings under the credit facility unless we obtain prior approval. The net proceeds of this offering will be used to repay a portion of the Term A and B Loans.

        The terms of the credit facility require us to comply with financial covenants, including maintaining leverage, interest and fixed charge coverage ratios, as well as maintaining consolidated net worth and capital expenditure levels at the end of each fiscal quarter. As of December 31, 2003, we are required to maintain a senior leverage ratio of less than 3.0 to 1.0, an interest coverage ratio of greater than 4.0 to 1.0 and a fixed charge ratio of greater than 1.6 to 1.0. Some of the financial covenants become more restrictive over the term of the credit facility. Noncompliance with any of the financial covenants without cure or waiver would constitute an event of default under the credit facility. An event of default resulting from a breach of a financial covenant may result, at the option of lenders holding a majority of the loans, in an acceleration of the principal and interest outstanding and a termination of the revolving credit facility. The credit facility also contains nonfinancial covenants that restrict some of our corporate activities, including, our ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, make capital expenditures and engage in specified transactions with affiliates. We are in compliance with our financial and nonfinancial covenants. The credit facility also contains customary events of default, including defaults based on events of bankruptcy and insolvency, nonpayment of principal, interest or fees when due, subject to specified grace periods, breach of specified covenants, change in control and material inaccuracy of representations and warranties.

New Senior Secured Credit Facility

        We have entered into a commitment to replace our existing senior secured credit facility, upon completion of the offering contemplated by this prospectus, with a new senior secured credit facility with a syndicate of financial institutions led by General Electric Capital Corporation. Transaction Network Services, Inc. will be the borrower under the new credit facility, and we will guarantee its obligations under the facility and pledge substantially all of our assets as security for these obligations. The new credit facility will consist of a $65.0 million Term Loan and a revolving credit facility of up to $30.0 million. The new credit facility will have a term of five years. Payments on the new Term Loan will be due in equal quarterly installments over the five-year term, beginning on the last day of the quarter after the closing date, anticipated to be March 31, 2004, as follows (in thousands):

Year 1	$11,000
Year 2	12,000
Year 3	13,000
Year 4	14,000
Year 5	15,000

$65,000

        For the period through June 30, 2004, borrowings on the new revolving credit facility and the new Term Loan generally will bear interest at a rate, at our option, of either 1.25% over the lender's base rate or 2.50% over the LIBOR rate. Thereafter, if we achieve a senior leverage ratio of less than 1.0, the borrowings on the new revolving credit facility and the new Term Loan will generally bear interest at a rate, at our option, of either 0.75% over the lender's base rate or 2.0% over the LIBOR rate. If we achieve a senior leverage ratio of less than 1.5 but more than or equal to 1.0, the borrowings on the new revolving credit facility and the new Term Loan generally will bear interest at a rate, at our option, of either 1.0% over the lender's base rate or 2.25% over the LIBOR rate. If we achieve a senior leverage ratio between 1.5 and 2.2, the borrowings on the new revolving credit facility and the new Term Loan will bear interest at a rate, at our option, of either 1.25% over the lender's base rate or 2.5% over the LIBOR rate. As of December 31, 2003, the lender's base rate was 4.0%, and the LIBOR rate was 1.2%. The new revolving credit facility will also be subject to an annual commitment fee in an amount equal to 0.5% per annum multiplied by the amount of funds available for borrowing under the revolving credit facility. Interest payments on the new credit facility will be due monthly or quarterly at our option.

        Upon closing of the new senior secured credit facility, we will incur approximately $2.0 million in fees and related expenses. These fees and related expenses will be deferred and amortized using the effective interest method over the life of the new credit facility. The deferred financing fees related to the existing senior secured credit facility will be expensed immediately upon closing of the new senior secured credit facility.

        Although the terms of the new senior secured credit facility are not yet final, it is expected that they will require us to comply with financial and nonfinancial covenants. Financial covenants will include maintaining certain senior leverage, interest and fixed charge coverage ratios at the end of each fiscal quarter. The new credit facility will also contain nonfinancial covenants that will restrict some of our corporate activities, including our ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, make capital expenditures and engage in specified transactions with affiliates. Noncompliance with any of the financial or nonfinancial covenants without cure or waiver would constitute an event of default under the new credit facility. An event of default resulting from a breach of a financial or nonfinancial covenant may result, at the option of the lenders, in an acceleration of the principal and interest outstanding, and a termination of the new revolving credit facility. The new credit facility will also contain other customary events of default, including defaults based on events of bankruptcy and insolvency, nonpayment of principal, interest or fees when due, subject to specified grace periods, breach of specified covenants, change in control and material inaccuracy of representations and warranties.

Preferred stock

        On April 3, 2001, we issued 134,846 shares of Class A redeemable convertible preferred stock for $134.8 million. The preferred stock accrues dividends at 11.5% for the first year and 9.0% for each year thereafter. Dividends are cumulative and compound quarterly. The preferred stock has a liquidation preference equal to its purchase price, plus accrued and unpaid dividends. The preferred stock is convertible, at the option of the holder, into shares of common stock upon the closing of a qualified initial public offering, at the offering price. The holder of the preferred stock has informed us that, upon the consummation of this offering, it intends to exercise its right to convert all of the preferred stock plus accrued and unpaid dividends into common stock, which as of December 31, 2003, at an initial public offering price of $17.00 per share, would be 10,380,602 shares.

Related Party Transactions

Long-term investments

        In February 2002, we entered into an agreement to provide network connectivity services over a three-year period to BizTelOne, Inc. As initial consideration for the services to be rendered, we received preferred stock valued at $0.5 million, representation on the entity's board of directors and 19.9% of the outstanding voting rights in the related entity. In October 2002, we paid $0.2 million, which reduced the $0.5 million of services to be performed to $0.3 million. During 2002, we recognized

$0.3 million of revenue under this transaction as the services were rendered. Our Chairman and Chief Executive Officer separately invested in BizTelOne, Inc. through a partnership controlled by him.

        In January 2003, we sold our interest in BizTelOne, Inc. for $0.7 million plus the right to receive payments based upon BizTelOne, Inc.'s future performance. Until the sale of our interest in BizTelOne, Inc. in January 2003, we accounted for our investment under the equity method of accounting. For the year ended December 31, 2003, we recognized a net gain on the sale of an unconsolidated affiliate of $0.6 million. For the year ended December 31, 2002, we recognized a net loss in the equity of an unconsolidated affiliate of $0.4 million.

        In April 2003, we made an investment in LinkSpot Networks, Inc., a company that provides wireless Internet access to recreational vehicle parks. We purchased 3.2% of the company's common shares for $0.1 million and obtained representation on the company's board of directors. In addition, in July 2003, we entered into an agreement to provide services to LinkSpot Networks, Inc., and as consideration, we received stock valued at $0.3 million for an additional 7.9% of the company's common shares. We are accounting for this investment under the equity method of accounting.

Asset acquisition

        During the year ended December 31, 2001, we purchased a partial interest in an aircraft for $1.2 million from a company that is owned by our Chairman and Chief Executive Officer. We obtained an independent appraisal to ascertain the fair value of the partial interest on the purchase date and purchased it for the appraised fair value. During the period from April 3, 2001 to December 31, 2003, depreciation expense on this asset was $0.3 million. During the year ended December 31, 2003, we sold this fixed asset for $0.9 million, for a net gain of $4,000.

Commitments

        The following table summarizes our contractual obligations as of December 31, 2003 that require us to make future cash payments:

		Year ended December 31,
							2009 and thereafter
	Total	2004	2005	2006	2007	2008
	(In thousands)
Contractual Cash Obligations by Period:
Long-term debt under the senior secured credit facility	$150,395	$28,731	$50,365	$57,039	$14,260	$—	$—
Operating lease obligations	43,313	5,142	4,932	4,435	4,101	3,934	20,769

	$193,708	$33,873	$55,297	$61,474	$18,361	$3,934	$20,769

        We intend to use the net proceeds from this offering to repay a portion of the outstanding debt under our senior secured credit facility. Immediately upon closing of this offering, we intend to repay the remaining outstanding debt under our current credit facility with the proceeds to be borrowed under a new credit facility. The new credit facility will have a term of five years. Payments on the new Term Loan will be due in equal quarterly installments over the five-year term, beginning on the last day of the quarter after the closing date, anticipated to be March 31, 2004, as follows (in thousands):

Year 1	$11,000
Year 2	12,000
Year 3	13,000
Year 4	14,000
Year 5	15,000

$65,000

        We expect that we will be able to fund our remaining obligations and commitments with cash flow from operations. To the extent we are unable to fund these obligations and commitments with cash flow from operations, we intend to fund these obligations and commitments with proceeds from borrowings under our senior secured credit facility or future debt or equity financings.

Effects of Inflation

        Our monetary assets, consisting primarily of cash and receivables, and our non-monetary assets, consisting primarily of intangible assets and goodwill, are not affected significantly by inflation. We believe that replacement costs of equipment, furniture and leasehold improvements will not materially affect our operations. However, the rate of inflation affects our expenses, such as those for employee compensation and costs of network services, which may not be readily recoverable in the price of services offered by us.

Quantitative and Qualitative Disclosures about Market Risk

Interest rates

        Our principal exposure to market risk relates to changes in interest rates. As of December 31, 2003, we had $150.4 million outstanding under our senior secured credit facility with interest rates tied to changes in the lender's base rate or the Eurodollar rate. Based upon the outstanding borrowings on December 31, 2003, each 1.0% increase in these rates could add an additional $1.8 million to our interest expense. After the completion of this offering of our common stock, we will repay a portion of the outstanding indebtedness under our senior secured credit facility as described in "Use of Proceeds".

        As of December 31, 2003, we did not hold derivative financial or commodity instruments, and all of our cash and cash equivalents were held in money market or commercial accounts.

Foreign currency risk

        Our earnings are affected by fluctuations in the value of the U.S. dollar as compared with foreign currencies, predominately the euro, the British pound and the Australian dollar due to our operations in Europe and Australia.

        We provide services in 12 countries outside of the U.S., including the United Kingdom, Australia, Canada, France, Germany, Ireland, Italy, Japan, the Netherlands, New Zealand, Spain and Sweden. We manage foreign exchange risk through the structure of our business. In the substantial majority of our transactions, we receive payments denominated in the U.S. dollar, British pound, euro or Australian dollar. Therefore, we do not rely on international currency markets to obtain and pay illiquid currencies. The foreign currency exposure that does exist is limited by the fact that the majority of transactions are paid according to our standard payment terms, which are generally short-term in nature. Our policy is not to speculate in foreign currencies, and we promptly buy and sell foreign currencies as necessary to cover our net payables and receivables, which are denominated in foreign currencies. For the year ended December 31, 2003, we recorded a foreign exchange translation gain of $1.9 million.

Critical Accounting Policies

        Our significant accounting policies are described in Note 2 to our consolidated financial statements included elsewhere in this prospectus. We consider the accounting policies related to revenue and related cost recognition, valuation of goodwill and other intangible assets and accounting for income taxes to be critical to the understanding of our results of operations. Critical accounting policies include the areas where we have made what we consider to be particularly subjective or complex judgments in making estimates and where these estimates can significantly impact our financial results under different assumptions and conditions. We prepare our financial statements in conformity with generally accepted accounting principles in the United States. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the periods presented. Actual results could be different from these estimates.

Revenues and related cost recognition

        We recognize revenue when persuasive evidence of an agreement exists, the terms are fixed and determinable, services are performed, and collection is probable. Cash received in advance of revenue recognition is recorded as deferred revenue. POS services revenue is derived primarily from the transmission of transaction data through our networks between payment processors and POS or ATM terminals. Telecommunication services revenue is derived primarily from fixed monthly recurring fees for our call signaling services and per query fees charged for our database access and validation services. Financial services revenue is derived primarily from monthly recurring fees based on the number of customer connections to and through our networks. Customer incentives granted to new customers or upon contract renewals are deferred and recognized ratably as a reduction of revenue over the contract period to the extent that the incentives are recoverable against the customers' minimum purchase commitments under the contract. In addition, we receive installation fees related to the configuration of the customer's systems. Revenue from installation fees are deferred and recognized ratably over the customer's contractual service period, generally three years. We perform periodic evaluations of our customer base and establish allowances for estimated credit losses.

        Cost of network services is comprised primarily of telecommunications charges, which include data transmission and database access, leased digital capacity charges, circuit installation charges and activation charges. The cost of data transmission is based on a contract or tariff rate per minute of usage in addition to a prescribed rate per transaction for certain vendors. The costs of database access, circuits, installation charges and activation charges are based on fixed fee contracts with local exchange carriers and interexchange carriers. The cost of network services also includes salaries, equipment maintenance and other costs related to the ongoing operation of our data networks. These costs are expensed as incurred. We record our accrual for telecommunications charges based upon network services utilized at historical invoiced rates.

Goodwill and intangible assets

        Effective January 1, 2002, we adopted Statement of Financial Accounting Standard (SFAS) No. 142, Goodwill and Other Intangible Assets. Under this standard, goodwill and intangible assets deemed to have indefinite lives are not amortized and are subject to annual impairment tests. We have elected to perform the impairment test annually as of October 1 of each year. An interim goodwill impairment test is performed if an event occurs or circumstances change between annual tests that would more likely than not reduce the fair value of a reporting unit below its carrying amount. If facts and circumstances indicate goodwill may be impaired, we perform a recoverability evaluation based upon a determination of fair value.

        In accordance with SFAS, No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we review our long-lived assets including property and equipment, capitalized software development costs and identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine the recoverability of our long-lived assets, we evaluate the probability that future estimated undiscounted net cash flows will be less than the carrying amount of the intangible assets. If we estimate that the assets are impaired, the assets are written down to their fair value.

        For purposes of measuring and recognizing impairment of long-lived assets, we assess whether separate cash flows can be attributed to the individual asset. We group our long-lived assets by business unit where separately identifiable cash flows are available. In the event that long-lived assets, including intangibles are abandoned or otherwise disposed of, we recognize an impairment charge upon disposition. For our customer relationship intangible assets, we measure and recognize impairment upon the termination or loss of a customer that results in a loss of revenue.

        The calculation of fair value in accordance with SFAS Nos. 142 and 144 includes a number of estimates and assumptions, including projections of future income and cash flows, the identification of appropriate market multiples and the choice of an appropriate discount rate. Our estimates of anticipated future income and cash flows used in determining fair value could be reduced significantly in the future due to changes in technologies, regulation, available financing, competition or other circumstances. As a result, the carrying amount of our long-lived assets could be reduced through impairment charges in the future. Additionally, changes in estimated future cash flows could result in a shortening of estimated useful lives for long-lived assets including intangibles.

Income taxes

        We account for income taxes pursuant to the provisions of SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are recorded to reflect the future tax consequences attributable to the effects of differences between the carrying amounts of existing assets and liabilities for financial reporting and for income tax purposes. As described more fully in Note 8 to our consolidated financial statements, we have placed a valuation allowance on certain of our non-U.S. net operating loss carryforwards because realization of these tax benefits through future taxable income cannot be reasonably assured. We have non-U.S. loss carryforwards of $27.6 million available as of December 31, 2003, the majority of which never expire under local country tax rules.

New Accounting Pronouncements

        In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. SFAS No. 144 retains the basic requirements of SFAS No. 121 regarding when to record an impairment loss and provides additional guidance on how to measure an impairment loss. SFAS No. 144 excludes goodwill and intangibles not being amortized from its scope. SFAS No. 144 also supersedes the provisions of Accounting Principles Board (APB) Opinion No. 30, Reporting the Results of Operations, pertaining to discontinued operations. The provisions of SFAS No. 144 are effective for fiscal years beginning after December 31, 2001. The adoption of SFAS No. 144 did not have a material effect on our financial position, results of operations or liquidity.

        In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 requires certain guarantees to be recorded at fair value. This is different from prior practice, which was generally to record a liability only when a loss is probable and reasonably estimable, as those terms are defined in SFAS No. 5, Accounting for Contingencies. FIN 45 also requires a guarantor to make new disclosures, even when the likelihood of making any payments under the guarantee is remote. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Currently, we do not believe that we have entered into any guarantees that fall within the guidance of FIN 45.

        The Emerging Issues Task Force (EITF) issued EITF Issue 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. EITF 00-21 provides guidance on how to determine whether a revenue arrangement involving multiple deliverable items contains more than one unit of accounting and, if so, requires that revenue be allocated amongst the different units based on fair value. EITF 00-21 also requires that revenue on any item in a revenue arrangement with multiple deliverables not delivered completely must be deferred until delivery of the item is completed. The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The implementation of EITF 00-21 did not have a material impact on our consolidated results of operations or financial position.

        In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), which clarifies the application of Accounting Research Bulletin No. 51 "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Certain disclosure requirements of FIN 46 are effective for financial statements of interim or annual periods issued after January 31, 2003. FIN 46 applies immediately to variable interest entities created, or in which an enterprise obtains a variable interest, after January 31, 2003. For variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003, FIN 46 applies to the first interim reporting period ending after March 15, 2004. We do not believe that we have invested in any variable interest entities for which we are the primary beneficiary.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement establishes standards for classifying and measuring as liabilities certain financial instruments that have characteristics of both liabilities and equity. This statement is effective immediately for instruments entered into or modified after May 31, 2003 and for all other instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003. However, the provisions of SFAS No. 150 will be applied to mandatorily redeemable instruments of nonpublic companies in fiscal periods beginning after December 15, 2003. Early adoption of SFAS No. 150 is not permitted. Application of this standard to pre-existing instruments will be recognized as a cumulative effect of a change in accounting principle. The provisions of this statement require that any financial instruments that are mandatorily redeemable on a fixed or determinable date or upon an event certain to occur be classified as liabilities. Our Class A redeemable convertible preferred stock may be converted into common stock at the option of the stockholder, and therefore it will not be classified as a liability under the provisions of SFAS No. 150.

BUSINESS

Overview

        We are a leading provider of business-critical data communications services to processors of credit card, debit card and ATM transactions. We are also a leading provider of secure data and voice network services to the global financial services industry. We operate one of four unaffiliated Signaling System No. 7 networks in the United States capable of providing services nationwide, and we utilize this network to provide call signaling and database access services to the domestic telecommunications industry. Our data communications services enable secure and reliable transmission of time-sensitive, transaction-related information critical to our customers' operations. Our customers outsource their data communications requirements to us because of our substantial expertise, comprehensive customer support and cost-effective services. We provide services to customers in the United States and increasingly to international customers in 12 countries, including Canada and countries in Europe and the Asia-Pacific region.

        We provide services through our multiple data networks, each designed specifically for transaction applications. Our networks support a variety of widely accepted communications protocols and are designed to be scalable and accessible by multiple methods, including dial-up, dedicated, wireless and Internet connections. In the year ended December 31, 2003, we transported approximately 7.9 billion transactions for more than 115 point-of-sale/point-of-service, or POS, processing customers in the United States and Canada, including nine of the ten largest payment processors in the United States, making us, on the basis of total transactions transmitted, a leading provider of data communications services to processors of credit card, debit card and ATM transactions. In addition, as of December 31, 2003, we provided network services to more than 400 financial services companies. Based on the total number of connections these companies have to our networks and the total messages transmitted among them using our services, we are a leading service provider to the financial services industry. Our revenues are generally recurring in nature, as we typically enter into multi-year service contracts that require minimum transaction or revenue commitments from our customers.

        Our business began operations in 1991 to address the needs of the POS industry in the United States. Although we reported a net loss of $1.1 million for the year ended December 31, 2003 and have an accumulated deficit of $38.9 million as of December 31, 2003, the strong operating cash flows generated by our POS business have enabled us to invest in and deploy data networks designed to make our data communications services more rapid, secure, reliable and cost efficient. We have leveraged these investments and used our continued strong operating cash flows to expand our service offerings to related market opportunities in the telecommunications and financial services industries in the United States and abroad. By implementing and executing this strategy, we have grown our revenues every year, from $285,000 for the year ended December 31, 1991, to approximately $223.4 million for the year ended December 31, 2003.

Business Overview

POS opportunity

        POS and off-premise ATM (an automated teller machine at a location other than a branch office of a financial institution) transactions require the two-way transfer of information over a secure, reliable data network. Typically, at any POS or off-premise ATM location where a credit, debit or ATM card is accepted, the customer's account information and transaction amount must be electronically transmitted to a payment processor. The payment processor then electronically communicates with the financial institution that issued the card to determine whether to authorize the transaction. After this determination is made, the processor returns an authorization or rejection response to the POS or ATM terminal. Financial institutions in the United States and Canada increasingly outsource the processing of credit and debit card accounts to payment processors who are able to leverage technical expertise and capitalize on economies of scale. Payment processors, in turn, typically have outsourced to third party service providers such as TNS the data networking services used to transport transaction data between the processor's host computers and the POS or ATM terminal.

        According to The Nilson Report, the percentage of total United States consumer payment transactions in which card based payment methods such as credit or debit cards were used increased from 22.2% of a total of 92 billion transactions in 1997, to 30.6% of a total of 121 billion transactions in 2002. This percentage is expected to increase to 41.4% of a total of an estimated 151 billion transactions by 2007. In addition, total card based payment transactions are projected to grow at a compound annual growth rate of 11.1% from 2002 to 2007. We believe these trends will apply to the transactions our customers process using our data communications services.

        POS or off-premise ATM terminals access data network connections to payment processors through a variety of methods, the most common of which are dial-up and dedicated, or leased line, services. Dial-up access services allow merchants and off-premise ATMs to connect to payment processors by dialing a telephone number each time a transaction is initiated. A leased line is a dedicated connection provided to a merchant or ATM location for the exclusive purpose of connecting the POS terminal or ATM to the payment processor. Dial-up services are less expensive than leased line services because leased line services impose greater fixed monthly communication service charges, making a leased line economically viable only in high-volume merchant or off-premise ATM locations.

        According to ATM & Debit News, the number of ATMs in the United States has grown from 122,700 in 1995 to 352,000 in 2002, a 16.2% compound annual growth rate. The number of off-premises ATMs has grown from 37,800 in 1995 to 220,000 in 2002, a 28.6% compound annual growth rate. However, the growth in the number of ATM terminals has been greater than the growth in ATM transactions. As a result, the average monthly volume of transactions per ATM declined from 6,580 in 1995 to 2,509 in 2002. The trend of declining transaction volume per ATM has reduced ATM profitability because the cost to own and operate an ATM is largely fixed. This trend in declining transaction volume per ATM terminal is leading off-premise ATM operators to seek more cost-effective methods of operating their ATMs, including the replacement of leased line service with dial-up services. We believe this trend will increase the number of ATM transactions we transmit.

        In addition to the payment processing industry, other industries, such as electronic benefits transfer, healthcare and state lottery operators, are expanding their use of electronic transaction processing in an attempt to reduce costs and to increase the reliability and efficiency of data transmission. We believe we will be able to increase the number of transactions we transport as these and other industries look to outsource the data communications requirements necessary to transmit transactions electronically.

Our POS services

        Our POS division markets our data communications services directly to payment processors in the United States and Canada. The following chart illustrates the route of a typical POS transaction using our data communications services. The route of a typical off-premise ATM transaction is similar except that the card associations are not involved.

POS Credit Card Transaction

        We also market our POS communications services to entities responsible for the transmission of state lottery transactions, federal and state electronic benefits transfers, purchases of programming from home satellite providers and healthcare transactions. We currently transport lottery transactions for two states and data for electronic benefits transfer programs for 31 states.

        Our private, secure data networks were designed specifically to address the data communications requirements of the payment processing industry. Our data communications services provide customized routing technology, built-in redundancy and geographic diversity and are configured to provide fast and reliable call connection and efficient network utilization. Our data networks connect a merchant's POS terminal or an off-premise ATM to the payment processor's host computer.

        We provide multiple means for the POS terminal or ATM to access our data networks. Merchant POS terminals and off-premise ATMs can connect directly to our network using our TransXpress dial-up service, which utilizes telephone services obtained from interexchange carriers and local exchange carriers. To complement our TransXpress service, we offer TNS Connect, a leased line service that utilizes our secure Internet protocol, or IP, network. Leased line services are attractive to operators of off-premise ATMs and merchants that either manage their own in-house networks or transmit large volumes of transactions. Our customers primarily choose to access our networks using our dial-up and leased line services. However, we also provide alternative methods of connecting to our networks, including wireless and Internet.

        In response to the declining transaction volume per off-premise ATM, we configure and provide modems that enable off-premise ATM operators to convert leased line ATMs to ATMs that use dial-up connections. This allows the ATM operators to avoid the incurrence of additional costs associated with the need to replace or refit the ATM. Because our modems allow the ATM and the payment processor's system to operate as if they are connected by a leased line, off-premise ATM operators retain the functionality and speed of existing leased line ATMs while reducing monthly recurring telecommunications expenses.

        We generally enter into multi-year contracts that require minimum transaction or revenue commitments from our POS customers. For dial-up access services, we typically charge our customers a fixed fee per transaction plus a variable time-based charge for transactions that exceed a specified period of time. Generally, our contracts provide for a reduction in the fixed fee per transaction as our customers achieve higher monthly transaction volumes. We typically charge our customers fixed monthly fees for leased line services. We also generate POS revenue from usage charges, circuit charges, charges for access to real-time transaction monitoring and charges for ancillary services. For the year ended December 31, 2003, we transmitted approximately 7.9 billion domestic POS transactions and generated $122.9 million of revenue in the POS division, which represented 55.0% of our total revenues.

International opportunity

        Internationally there is a growing need for fast, reliable data communications services for transaction-oriented businesses. In markets outside of the United States, financial institutions have historically performed their own processing services for ATM and credit and debit card transactions. Recently, however, financial institutions in Europe have begun to outsource the processing of credit and debit card transactions to payment processors in an effort to leverage technical expertise, reduce costs and capitalize on economies of scale. As part of this trend, several of the largest domestic payment processors are increasing their international presence. As they expand into additional international markets, these payment processors will require providers of outsourced data communications services.

        While credit and debit card payments are growing significantly in the United States, the international market for these payment methods is expanding at a greater rate. According to The

Nilson Report, in 2002 the international transaction volume for combined general purpose cards, such as American Express, MasterCard and Visa, grew 15.0%, compared to United States transaction volume, which grew by 10.1%. In 2002, the combined transaction volume for these general purpose cards experienced an annual increase of 13.8% in Europe and 18.2% in the Asia-Pacific region. In addition to the credit and debit card industry, various other international industries have developed services that require the rapid, secure and reliable transmission of business-critical transaction data. For example, in many European markets wireless telephone operators process transactions in which customers increase the value of their prepaid wireless telephone account balances. According to the ©EMC World Cellular Database 2003, at the end of September 2003, there were approximately 215 million prepaid wireless accounts in Western Europe, including 35 million in the United Kingdom.

        The growth, automation and globalization of financial markets has led to increased demand for outsourced, secure, reliable data communications services. Commercial banks, mutual funds, pension funds, broker-dealers, alternative trading systems, electronic communications networks, securities and commodities exchanges and other market participants increasingly use data communications services to exchange trading information, distribute research and review trading positions. According to the United States Treasury Department, foreign gross trading activity in United States securities has increased from $4.2 trillion in 1990 to an estimated $22.9 trillion at the end of 2002. In addition, the Federation of European Stock Exchanges has reported that since 2000 the value of electronic transactions on European exchanges has increased from 43.0% to 53.9% of total equity value traded.

Our international services

        Through our international services division, we provide services in Australia, France, Germany, Ireland, Italy, Japan, the Netherlands, New Zealand, Spain, Sweden and the United Kingdom using networks deployed in each country. The network technology and services we have developed to serve our customers in the United States are applicable to the data communications needs of payment processing and financial services industries in other countries. Internationally we also provide data communications services to payment processors that are not used by payment processors in the United States, including offline polling services which enable merchants to store transaction data until the payment processor retrieves the data after business hours. We increasingly provide our data communications services to international customers.

        We consider a number of factors when evaluating opportunities in international markets, including the regulatory environment of the telecommunications market, consumer use of credit and debit cards and the competitive landscape. We typically provide our services internationally through a subsidiary located in the country identified for expansion. In some instances, we have elected to enter new markets through strategic acquisitions. Continued expansion into international markets is an important part of our operating strategy.

        Our international services revenues are currently generated primarily through the sale of our POS services. We generate the majority of our international revenues in the United Kingdom, where we are one of the leading providers of data communications services to the POS industry. We provide services to all of the financial institutions in the United Kingdom which acquire and process credit and debit transactions in the United Kingdom. Recently, we have begun providing services to financial institutions operating ATMs and have also entered into an agreement with one of the largest wireless service providers to provide data networking and processing services for prepaid wireless and telephone card purchases. In addition, we provide our financial data transmission services to 48 financial services companies in the United Kingdom. For the year ended December 31, 2003, we generated $48.5 million of revenue in the international services division, which represented 21.7% of our total revenues. Although we generate revenues in each of the 11 countries included in our international services division, we have yet to generate positive operating cash flows in six of these 11 countries.

        For financial information about geographic areas where we do business, please refer to note 9 on page F-29 and note 5 on page F-44 of the consolidated financial statements and related notes included elsewhere in this prospectus.

Telecommunications opportunity

        Every wireless or wireline telephone call consists of the content of the call, such as the voice, data or video communication, and the signaling information necessary to establish and close the transmission path over which the call is carried. Substantially all telecommunications carriers in the United States and Canada use Signaling System No. 7, or SS7, as the signaling protocol to identify the network route to be used to connect individual telephone calls. SS7 networks are data networks that transport call signaling information separate from the public switched telecommunication network over which the call content is communicated. Telecommunications carriers require access to an SS7 network connected to the signaling networks of other carriers to be able to provide telecommunication services to their customers. According to the FCC, at the end of 2002 there were 85 wireless carriers with a total of 136 million subscribers and over 540 wireline providers with a total of 36 million access lines in the United States.

        SS7 networks also are used to retrieve information from centralized databases maintained by telecommunication services providers and other third parties. By accessing this information, telecommunication services providers are able to offer services that enable intelligent network services such as local number portability, line information database, caller identification and toll-free number services, and credit card, calling card, third-party billing and collect calling. Wireless carriers also use SS7 networks to exchange and maintain subscription and location data on subscribers to support wireless roaming services. Competitive pressures are also encouraging telecommunication services providers to develop and offer additional services that utilize the signaling services provided by an SS7 network. For example, wireless carriers have recently begun to offer content delivery such as video and ring tones, short message service and Internet browsing and commerce capabilities.

        The deployment, operation and maintenance of a nationwide SS7 network connected to all of the major signaling networks and database providers require significant capital and specific technical expertise. For these reasons, many telecommunication services providers have chosen not to build the networks necessary to satisfy all of their SS7 signaling requirements. Rather, they are increasingly turning to outsourced telecommunication services providers such as TNS to obtain the call signaling and database access services critical to their business, yet remain competitive on a cost-effective basis.

Our telecommunication services

        We operate one of four unaffiliated SS7 networks in the United States capable of providing call signaling and database access services nationwide. Our SS7 network is connected with the signaling networks of all of the incumbent local exchange carriers and a significant number of wireless carriers, competitive local exchange carriers and interexchange carriers. We believe that our independence and neutrality enhance our attractiveness as a provider of outsourced SS7 services.

        We offer the following data communications services to wireless and wireline telecommunication services providers:

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  SS7 network services. We provide telecommunication services providers with SS7 connectivity, switching and transport services throughout the United States. Our SS7 network is connected to the SS7 networks of local exchange and wireless carriers through more than 25 mated pairs of signal transfer points deployed throughout the country. By connecting to our SS7 network, our customers eliminate their need to implement, operate and maintain numerous, complex connections linking their SS7 switches to the signaling networks of other telecommunications carriers. We believe that our SS7 network enables us to offer our data communications services more cost-effectively and reliably than our competitors.

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  Database access services. We have combined our SS7 network services with our expertise in data transmission to offer our customers access to databases maintained by telecommunications carriers and other third parties. These databases are used to provide subscribers intelligent network services such as local number portability, line information database, caller identification and toll-free number services. Our SS7 network provides access in the United States to the following types of databases:

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  Local number portability databases. Wireline telecommunications carriers are required to provide local number portability, a service that enables a subscriber to change wireline service providers within a particular location and keep the same phone number. The FCC has mandated that wireless local number portability be provided in some locations in the United States beginning in November 2003. Our SS7 network will provide access to the wireless local number portability databases as these databases become available.

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  Line information databases. Telecommunications carriers develop and maintain databases that store subscriber information, including names and addresses. This information is necessary to provide enhanced services such as validating subscriber and billing information.

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  Toll-free databases. Each time a subscriber calls a toll-free number, the telecommunication services provider must access a national database of toll-free numbers in order to route the call.

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  Calling name delivery databases. A telecommunication services provider must access a database containing the name and other information about the subscriber for the telephone number placing the call in order to offer caller identification services.

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  Validation and fraud control services. Our CARD*TEL validation and fraud control services combine our access to line information databases with our proprietary fraud control technology to provide interexchange carriers, operator services providers and payphone service providers real-time telephone call billing validation and fraud control services for calling card, credit card, third-party billing and collect calls. Our services assist our customers in determining whether telephone company calling cards, credit cards, travel and entertainment cards and telephone numbers constitute valid accounts and billable telephone numbers.

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  Other telecommunication services. Our LEConnect data services provide telecommunication services providers with a fast and reliable method of transmitting billing and collection data to and from local exchange carrier data centers over our secure IP networks. Our LEConnect data service minimizes the data transmission errors and time lags associated with a traditional billing and collection system, which requires numerous interexchange carriers and information service providers to send billing data on magnetic data tapes to local exchange carriers. We also offer short message service offload services, which allow telecommunication services providers to avoid the incurrence of additional costs, relieve message congestion and preserve network capacity by offloading short message traffic from SS7 signaling networks to our IP networks.

        We generally enter into multi-year contracts with our telecommunication services customers, many of which agree to minimum volume commitments. We charge fixed monthly fees for SS7 network services and LEConnect services and per-query fees for our database access and validation services. For the year ended December 31, 2003, we generated $31.2 million of revenue in the telecommunication services division, which represented 14.0% of our total revenues.

Financial services opportunity

        The securities trading and investment management industry is increasingly requiring high-speed, reliable, secure data communications services to communicate information among industry participants, including commercial banks, mutual funds, pension funds, broker-dealers, alternative trading systems (ATS), electronic communications networks (ECN) and securities and commodities exchanges. Transaction volume in the United States equity markets has increased rapidly over the past decade. For example, average daily shares traded of NYSE, AMEX and Nasdaq securities has increased at a 21.9% compound annual rate, from approximately 302 million in 1990 to 3.3 billion in 2002. During the same period, the emergence of new electronic trading venues such as ECN and ATS and regulatory requirements such as the shift to decimalization have placed increasing emphasis on trading and cost efficiencies. To meet these needs, market participants are increasingly using outsourced data communications services that provide industry participants with access to other participants through a single, managed access point on the service provider's network. These services allow participants to cost-effectively connect to each other to conduct time-sensitive transactions and communicate real-time information.

        The need for these financial communication services is being facilitated by the adoption of new technologies and standard transmission protocols for the exchange of financial data, which has reduced the complexity associated with establishing communications between industry participants. The Financial Information eXchange (FIX), protocol has become the industry standard electronic communication language. According to the Tower Group's "The New FIX Networks: Adding Value Beyond Connectivity" report, 43% of small-sized brokers (less than 100 employees), 77% of medium-sized brokers (100-4,000 employees) and 100% of large-sized brokers (greater than 4,000 employees) were FIX enabled at the end of 2001. This is compared to 3%, 26% and 62% for small, medium and large-sized brokers, respectively, in 1999.

Our financial services

        Our fast, private, secure and reliable IP data networks were designed specifically to address the data and voice communications requirements of the financial services industry. Our IP network services allow our customers to access multiple financial services companies through a single network connection, thereby eliminating the need for costly dedicated institution-to-institution leased line connections. Additionally, these services facilitate secure and reliable communications between financial services companies by supporting multiple communications standards and protocols, including FIX.

        Our primary financial service offerings are:

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  Secure Trading Extranet. Our Secure Trading Extranet service links more than 400 financial services companies through our IP network. Through a single network connection, a customer can communicate with any other entity connected to our IP network. Given the large number of industry participants connected to our network, including commercial banks, mutual funds, pension funds, broker-dealers, alternative trading systems, electronic communications networks and securities and commodities exchanges, a single customer can use its connection to our IP network to conduct seamless, real-time electronic trading and access a variety of content, including news, research and market data.

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  Trader Voice. Our specialized voice services provide secure, customized voice telecommunications between brokers, investment banking firms and securities and commodities exchanges. These services permit calls that originate over traditional phone lines to be connected over our secure, private IP network. The primary applications of our voice services are: a dedicated, always available voice link between specific domestic-to-domestic or domestic-to-international locations, which financial industry participants refer to as "hoot & holler"; an instant voice connection between two locations that is established as soon as a telephone receiver at either location is lifted, which financial industry participants refer to as "automatic ring down"; and a direct voice connection between two locations which requires a manual signal, usually the push of a button, from the telephone at either location to initiate the call, which financial industry participants refer to as "manual ring down."

        As of December 31, 2003, we provided our financial services to more than 400 financial services companies. Our financial services customers may have one or more access points to our IP network, depending on the location of their offices and other factors. For the year ended December 31, 2003, we generated $20.8 million of revenue in the financial services division, which represented 9.3% of our total revenues.

Our Strengths

        We believe our competitive strengths include:

        Recurring revenues and strong operating cash flows. Our established customer base enables us to generate high levels of recurring revenues and strong operating cash flows. We principally operate a transaction-based business model and typically enter into multi-year service contracts that require minimum transaction or revenue commitments from our customers. We believe that our recurring revenues and strong operating cash flows will enable us to continue to invest in the development of new services and international expansion.

        Established customer base. We have an established customer base of leading industry participants in each division and have experienced minimal customer turnover. As of December 31, 2003, we provided our POS services to more than 115 customers, including nine of the ten largest payment processors in the United States. In addition, as of December 31, 2003, we provided services to more than 100 telecommunication services providers and more than 400 financial services companies. Our international services division provides services in 11 countries to some of the largest financial institutions and wireless and other telecommunication services providers. Through our established customer relationships, we have developed an extensive knowledge of each of our customers' industries. We believe that our knowledge and experience enhance our ability to deliver new and timely data communications services and solutions.

        Well positioned to continue international expansion. The network technology and data communications services we have developed to serve customers in the United States are applicable to the data communications needs of the payment processing and financial services industries in other countries. We believe that our domestic data communications services and technologies, our technical expertise and our customer relationships with the largest domestic payment processors and financial institutions strategically position us to take advantage of the substantial international opportunities.

        Highly customized data networks. We operate highly-customized networks designed and configured for the transmission of transaction-related, time-sensitive data. Our networks support multiple communications protocols and access methods and, as a result, are able to support a wide variety of transaction applications. The flexibility and scalability of our networks and our technical expertise allow us to rapidly add new data communications services to our existing offerings in response to emerging technologies with limited service disruptions or capital expenditures. We also believe our ability to leverage our fixed cost base provides us with significant economies of scale, resulting in a significant competitive advantage.

        Proven acquisition strategy. Our management team has augmented the growth of our business by successfully identifying and integrating strategic acquisitions. We acquired AT&T's Transaction Access Service business in September 1998 and Sprint's TranXact POS network services business in 2002. Our ability to close these transactions and transition the acquired businesses to our networks has enabled us to significantly grow the revenues generated by our POS division. In addition, we have made a number of smaller acquisitions that have accelerated the growth of each of our other service divisions.

        Substantial experience in our target markets. In 1990 our business was founded by John J. McDonnell, Jr., our Chairman and Chief Executive Officer. The 13 members of our executive management team have on a combined basis more than 200 years experience in the transaction services and telecommunications industry, and on average have been employees of the company for more than seven years. We have focused on creating transaction-oriented data communications services for then developing and now established markets. We believe this gives us an understanding of the unique needs and risks of our target markets and provides us a competitive advantage over larger service providers that have a broader market perspective. We also believe our extensive experience provides us a competitive advantage over service providers of similar or smaller size.

Our Strategy

        Our objective is to continue to grow our business and enhance our position as a leading provider of outsourced business-critical data communications services enabling secure and reliable transmission of time-sensitive transaction-related information for transaction processing, telecommunications and financial services. Key elements of our strategy include:

        Continue to expand our customer base. We believe our experience, existing customer relationships and secure and reliable data communications services will enable us to expand our customer base, particularly in the international and financial services markets. For example, in our financial services division, we intend to increase the scope of services and leverage our existing customer base of over 400 financial services companies to acquire new customers. We intend to leverage our customer relationships and technical expertise to provide our POS and financial services offerings internationally.

        Develop new service offerings. We will continue to expand our service offerings to address new markets for secure and reliable transmission of time-sensitive information. For example, we intend to leverage our networks to offer data communications services to public and private entities as part of the emergency communication systems they are developing in response to acts of terrorism, natural disasters and other events, and to offer our data communications services to wireless service providers so that they may deploy wireless broadband local access network services without incurring the capital expenses of building a network.

        Increase sales to existing customers. We will continue our efforts to further expand our existing customer relationships to increase business domestically and abroad. For example, we intend to encourage our POS customers to transmit a greater percentage of their transaction volume with us, our telecommunication services customers to increase the number of signaling routes they establish through our SS7 network and our financial services customers to connect more endpoints to our data network. Our longstanding relationships with our domestic customers provide us a significant opportunity to increase the sales we make to these customers as they and we expand internationally. Within each of our divisions we intend to continue our efforts to cross-sell our full range of services to our customers. For example, we believe we have a significant opportunity to sell other components of our suite of telecommunication services, such as our LEConnect service, short messaging services and database access services, to customers already using our SS7 network services. We also intend to work closely with our customers to increase our knowledge of their business and technical requirements so that we may identify opportunities to provide them with additional services.

        Pursue strategic acquisitions. We will continue to seek opportunities to acquire businesses that expand our range of services or provide opportunities to increase our customer base.

        We will use all of the net proceeds from this offering to repay existing debt. Accordingly, we will need to use operating cash flows or additional financing to pursue our strategy.

Our Networks

        We operate multiple, highly-customized data networks specifically designed and configured for the transmission of transaction-related, time-sensitive data. Our diverse data network architecture supports a variety of widely-accepted communications protocols and is accessible through a variety of methods, including dial-up, leased line, wireless and Internet connections. Our data networks also are designed to be scalable and to allow easy adoption of new access technologies. The hardware utilized in our networks is installed at 70 points of presence worldwide, 42 of which are in the United States. We connect these points of presence with digital circuits leased from multiple telecommunication services providers. In addition, our network control centers allow us to administer our network and enable us to monitor our customers' transactions in real time.

        We believe that our networks provide the following important benefits to our customers:

        Our networks are designed specifically to address the data communications needs of our diverse customer base. Our data networks support multiple communications protocols and include customized hardware, software and value-added features developed by us or by vendors to our specifications. The following is a description of the data networks we operate:

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  X.25. X.25 is a communications protocol used to transmit packets of data. Our domestic and international X.25 networks transport our customers' POS transactions and are used to provide the validation services offered by our telecommunication services division. These networks are designed to provide fast call connection times, a high level of system redundancy, dynamic rerouting, wide geographic coverage and value-added features, at a low cost per transaction. Customers may access our X.25 networks using various methods, including dial-up services, leased line services, wireless services, satellite services and Internet connections.

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  IP. Internet protocol is a communications technology that routes outgoing data messages and recognizes incoming data messages. Our domestic and international IP networks provide the services offered by our financial services division, the leased line services offered by our POS division and the LEConnect data services offered by our telecommunication services division. We also use our IP networks for our internal processes, such as accounting functions and network monitoring and management. We have designed and implemented these networks with a high level of system redundancy, dynamic routing and sophisticated security and authorization technologies.

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  SS7. SS7 is a communications protocol used to transmit signaling information to establish and close the transmission path over which a telephone call is routed. Our domestic SS7 data network sets up, routes and terminates the transactions transmitted through the services offered by our POS division. It also provides the call signaling services and database access services offered by our telecommunication services division. Our SS7 network is accessed using dedicated SS7 links provided by local exchange carriers and interexchange carriers.

        Our networks are reliable, redundant and secure. We believe we have configured the major components of our networks to eliminate any single point of failure. The reliability of our data networks is enhanced significantly because we have deployed our networks with redundant hardware installed at geographically diverse facilities connected by multiple telecommunications carriers. Our facilities are deployed with battery back-up and emergency generator power systems. We coordinate the physical routing of the digital circuits connecting our facilities with multiple telecommunication service providers to ensure the availability of diverse paths for routing any transaction or data, thereby enhancing network reliability. Due to such physical diversity, minor outages or failures typically do not require the immediate intervention of our technicians. We are able to respond quickly to service problems because the network monitoring, management and troubleshooting systems we use permit our network control centers to correct problems remotely. Our data networks contain industry standard firewalls and protections, and their security is further enhanced by limiting access.

        Our X.25 and IP networks incorporate several customized, value-added features that distinguish our services and performance from our competitors. We believe that various value-added features we have developed permit our POS customers accessing our data networks through dial-up services to process a greater volume of transactions than other dial-up service providers. These features include:

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  the use of equipment that supports and converts transaction data delivered to our data networks in multiple protocols and message formats into the protocols employed by our data networks, thereby eliminating the need for our customers to incur the high costs associated with reprogramming POS terminals and host computers and performing continuous network enhancements and software upgrades,

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  real-time call tracking, which enables us to quickly resolve host, terminal or network problems experienced by our customers and to recommend to our customers ways to improve their systems, and

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  an Internet-based transaction monitoring system, which permits our customers to monitor the status of their transactions in real-time using the Internet.

        Our networks can accommodate growth in our business. Our networks are deployed with sufficient capacity to accommodate significant growth in transaction volumes without incurring delays relating to the provisioning and deployment of additional hardware and telecommunications circuits. We have also designed the networks so that we may easily increase capacity as necessary.

        Our network operations centers continuously monitor and manage our networks. We provide 24-hour, seven days a week network control coverage domestically through our network control center located in Reston, Virginia and internationally through our network control center located in Sheffield, England. Each of these network control centers serves as the backup network control center for the other control center. Our network control centers are staffed with skilled technicians experienced with the services we offer. Our network control centers remotely monitor the components of our data networks and manage our networks using sophisticated network management tools we have either developed internally or licensed from others.

Customers

        As of December 31, 2003, we provided our POS services to more than 115 customers, including nine of the of the ten largest payment processors in the United States. In addition, as of December 31, 2003, we provided services to more than 100 telecommunication services providers and more than 400 financial services companies. Historically we have experienced minimal customer turnover. We believe this is a result of our strong relationships with our customers and is one of our strengths. Maintaining these relationships is critical to our long term success.

        For the year ended December 31, 2003, we derived approximately 30.3% of our total revenues from our five largest customers. No customer accounted for more than 10% of our total revenues for the year ended December 31, 2003. We typically enter into multi-year service contracts with our customers with minimum commitments. Currently, the contracts with two of our five largest customers expire in the fourth quarter of 2004, and the contracts with the other three customers expire between 2005 and 2007. Under some of our contracts, once the customer has met its minimum commitment on an annual or contract term basis, the customer is no longer obligated to purchase services from us.

Sales and Marketing

        We sell our services directly to customers through geographically dispersed sales teams. In the United States and Canada, we have a specialized sales team for each of our POS, telecommunication services and financial services divisions. In our international services division, our sales teams are organized geographically with each team responsible for selling our services in the country in which the team is based and, in some cases, proximate countries. Our international services division sales teams are based in Australia, France, Germany, Ireland, Italy, Japan, Spain and the United Kingdom. Generally, each sales team includes a general manager or managing director, account representatives, business development personnel, sales engineers and customer service representatives experienced in the industries of our customers and the services we offer.

        Our sales teams work to establish and maintain relationships with customers by identifying a customer's need for our services and promoting our secure, reliable, efficient, competitively priced services. We also pursue opportunities to customize our solutions to meet requirements of large customers. When a customer initially purchases services from us, the customer typically purchases some, but not all, of the services we offer. Our sales teams strive to increase the services purchased by existing customers and to expand the range of services we provide to our customers. Our sales teams consult with customers in an attempt to identify new outsourced business-critical services we may provide our customers.

Suppliers

        The operation of our networks depends upon the capacity, reliability and security of services provided to us by a limited number of telecommunication services providers. We have no control over the operation, quality or maintenance of those services or whether the vendors will improve their services or continue to provide services that are essential to our business. In addition, telecommunication services providers may increase the prices at which they provide services. If one or more of our telecommunication services providers were to cease to provide essential services or to significantly increase their prices, we believe we could find an alternative vendor that would provide these services at comparable prices.

        In addition, some key components we use in our networks are available only from a limited number of suppliers. The number of available suppliers of components for our X.25 networks is particularly limited. We do not have long-term supply contracts with these or any other limited source vendors, and we purchase data network equipment on a purchase order basis. To the extent any of our current vendors were unable to continue to provide any of the components needed for our networks, we believe we could purchase the components from other vendors at comparable prices.

Competition

        POS division. Our POS division competes on the basis of industry expertise, network service quality and reliability, transaction speed, value-added features, customer support and cost-efficiency. The primary competitors of our POS division are interexchange carriers such as WorldCom. These carriers typically do not aggressively pursue transaction-oriented business as a stand-alone service, but rather offer it in conjunction with other products and services.

        Telecommunication services division. Our telecommunication services division competes on the basis of industry expertise, network service quality and reliability, transaction speed, customer support, cost-efficiency and value-added services. The primary competitors of our telecommunication services division include Southern New England Telephone, TSI Telecommunication Services Inc., Verisign and regional Bell operating companies.

        Financial services division. Our financial services division competes on the basis of access to multiple financial services companies, security, support services, cost-efficiency and discrete service offerings. The primary competitors of our financial services division are other private communications networks, such as interexchange carriers including AT&T, providers of quote terminals and market data services such as Bloomberg, Reuters and Thompson Financial and other network service providers such as SAVVIS and Radianz.

        International services division. Our international services division competes on a similar basis as our POS and financial services divisions. Primary competitors of our international services division are incumbent telephone companies, including British Telecom in the United Kingdom, France Telecom in France, Telefonica in Spain and Telstra in Australia.

Government Regulation

        Although the FCC retains general regulatory jurisdiction over the sale of interstate services, we, as a provider of enhanced or information services, are not required to maintain a certificate of public convenience and necessity with the FCC or to file tariffs with the FCC covering our services. State regulators may regulate purely intrastate enhanced services and may regulate mixed intrastate/interstate enhanced services to the extent their regulation does not impede federal policies. Regulators at the state and federal levels are examining the treatment of information services and their decisions may alter our regulatory obligations. We do not believe that we currently are subject to state regulations for our existing services, and we believe that, even if we were subjected to state regulation, we could obtain all necessary approvals.

        Federal and state regulations can affect the costs of business for us and our competitors by changing the rate structure for access services purchased from local exchange carriers to originate and terminate calls. Under the Telecommunications Act of 1996, the FCC implemented rules and regulations known as Access Charge Reform to reform the system of interstate access charges. The FCC's implementation of these rules increased some components of our costs for access while decreasing others. The FCC is currently considering additional rulemaking proceedings concerning Access Charge Reform, and we currently cannot predict whether any rule changes will be adopted or the impact these rule changes might have on our access charges if they are adopted. Recent and pending decisions of the FCC and state regulatory commissions may limit the availability and increase pricing used by our suppliers to provide telecommunication services to us. We cannot predict whether the rule changes will increase the cost or availability of services we purchase from our suppliers.

        In connection with some of our services, we are required to pay universal service charges. Universal service charges are used to help provide affordable telecommunication services throughout the country, including to consumers in high-cost areas, low-income consumers, eligible schools and libraries and rural healthcare providers. Universal service charges are currently assessed as a percentage of interstate and international end-user telecommunications revenues. The FCC is considering modifying the way in which universal service charges are calculated, including considering whether to assess universal service charges on a flat-fee basis, such as a per-line or per-account charge. We currently cannot predict whether the FCC will adopt changes in the calculation of universal service charges or whether these changes, if adopted, would increase our universal service charges. If the FCC adopts any proposal that increases our universal service charges, our network operating costs will increase.

        The 1996 Telecommunications Act also removed some restrictions on the ability of the incumbent local exchange carriers to provide long distance enhanced services, specifically including data communications services that may be used to transport credit card, debit card and ATM transactions, between local access transport areas. Under the legislation, the incumbent local exchange carriers will be permitted to provide long distance telecommunications between local access transport areas, with out-of-region services currently permitted and in-region service permitted after they satisfy network unbundling and related requirements. The incumbent local exchange carriers have met the legislative and regulatory requirements to be able to offer these services in many states. To date, no incumbent local exchange carrier has elected to offer these services nationwide, but if they choose to do so, we would face additional competition.

Intellectual Property

        Our success is dependent in part upon our proprietary technology. We rely principally upon trade secret and copyright law to protect our technology, including our software and network design. We enter into confidentiality or license agreements with our employees, distributors, customers and potential customers and limit access to and distribution of our software, documentation and other proprietary information. We believe, however, that because of the rapid pace of technological change in the data communications industry, the legal protections for our services are less significant factors in our success than the knowledge, ability and experience of our employees and the timeliness and quality of services provided by us.

Employees

        As of December 31, 2003, we employed 451 persons worldwide, of whom 333 were engaged in systems operation, development and engineering, 37 of whom were engaged in sales and marketing, 58 of whom were engaged in finance and administration and 23 comprised executive management. Of our total employees, 265 are employed domestically and the balance are in other countries, including 135 in the United Kingdom. None of our employees are currently represented by a labor union. We have not experienced any work stoppages and consider our relationship with our employees to be good.

Facilities

        Our principal executive offices are located in Reston, Virginia and consist of approximately 40,980 square feet of office space under a lease expiring in February 2013. Our primary network control center is also located in Reston, Virginia and consists of approximately 44,500 square feet of separate office space under a lease expiring in February 2008. In addition, we lease the following additional principal facilities:

Use	Location	Approximate square footage	Lease expiration date
European technology and marketing center	Dublin, Ireland	14,500	January 2022
United Kingdom headquarters and network control center	Sheffield, England	16,000	April 2015

        We also lease and occupy regional sales offices in various cities. We house our remote network switching equipment in facilities owned and maintained by some of our digital telecommunications circuit providers and also in leased telecommunications point-of-presence facilities located in various cities. These leases total approximately 23,000 square feet and expire on dates ranging from May 2004 to October 2010. All of our leases are with unaffiliated third parties. We believe that our existing facilities are adequate to meet current requirements and that suitable additional space will be available as needed to accommodate the expansion of our operations and development.

Legal Proceedings

        On August 26, 2002, MerchantWired, LLC and its six owners sued us in Superior Court of New Castle County, Delaware. We filed a motion to dismiss the complaint in its entirety on October 30, 2002, which the court granted in part on July 16, 2003. Subsequently plaintiffs amended their complaint on August 28, 2003. The amended complaint alleges that we are liable for, among other things, breach of contract and fraud as a result of a failed acquisition. In June 2002, we terminated an agreement to purchase MerchantWired, LLC whereby we would have been obligated to make up to $20 million in capital contributions to fund the on-going operations of the business and potentially to pay an earn-out to the six owners. The amended complaint seeks unspecified damages, including punitive damages, costs and attorneys' fees. Following examination of these claims, we filed a motion to dismiss the action in its entirety on September 26, 2003. On November 6, 2003, the court provisionally denied our motion to dismiss and requested that we file a motion to limit discovery to a few case dispositive issues. On December 12, 2003, the Court granted our motion and the parties commenced the limited discovery on February 4, 2004. We intend to vigorously defend against this lawsuit.

        Many states in which we operate assess sales taxes on services provided by us. We believe we have no financial exposure for sales taxes because our customer contracts contain terms that stipulate that the customer is responsible for any sales tax liability. A few states have audited us for the period from 1996 to early 2001 and have proposed assessments on the basis that sales taxes are owed on the services we provided during this period. Along with our customers, we are vigorously defending the proposed assessments.

        We are from time to time a party to other legal proceedings, which arise in the normal course of business. Although we have been involved in past litigation, we are not currently involved in any material litigation, other than the lawsuit described above, the outcome of which could, in management's judgment based on information currently available, have a material adverse effect on our results of operations or financial condition. Management is not aware of any material litigation threatened against us.

MANAGEMENT

Executive Officers and Directors

        Our executive officers and directors are as follows:

Name	Age	Title
John J. McDonnell, Jr.	66	Chairman and Chief Executive Officer and Director
Brian J. Bates	43	President and Chief Operating Officer and Director
Henry H. Graham, Jr.	53	Executive Vice President, Chief Financial Officer and Treasurer
Michael Q. Keegan	37	Executive Vice President, General Counsel and Secretary
John J. McDonnell III	38	Executive Vice President, Corporate Development and Director
Matthew M. Mudd	40	Executive Vice President, Technology
James J. Mullen	60	Executive Vice President and General Manager, International Services Division
Mark G. Cole	37	Senior Vice President, Network Operations
Larry A. Crompton	47	Senior Vice President and General Manager, POS
Edward C. O'Brien	56	Senior Vice President, Corporate Controller
Alan R. Schwartz	42	Senior Vice President and General Manager, Financial Services Division
Barry S. Toser	45	Senior Vice President and General Manager, Telecommunication Services Division
Scott E. Ziegler	45	Senior Vice President and Chief Systems Officer
Bruce V. Rauner	47	Director
Philip A. Canfield	35	Director
Collin E. Roche	32	Director
John B. Benton	61	Director
Stephen X. Graham	51	Director
George G. Moore	52	Director

Management

        TNS, Inc. is a holding company, and Transaction Network Services, Inc. is our wholly owned subsidiary through which we conduct our business operations. Following its organization in 1990, Transaction Network Services, Inc. completed an initial public offering of its common stock in 1994. In November 1999, PSINet, Inc. acquired Transaction Network Services, Inc. Messrs. McDonnell, Jr., Bates, Graham and McDonnell III resigned their positions with Transaction Network Services, Inc. following its acquisition by PSINet, Inc. They subsequently joined with GTCR in November 2000 to pursue the acquisition of Transaction Network Services, Inc. from PSINet, Inc. TNS, Inc. was formed for this purpose in March 2001, and we completed the acquisition of Transaction Network Services, Inc. in April 2001.

        John J. McDonnell, Jr. has served as our Chairman and Chief Executive Officer since April 2001. From February 2000 to September 2000, Mr. McDonnell was Chairman and Chief Executive Officer of

PaylinX Corporation. Prior to that, Mr. McDonnell was President, Chief Executive Officer and a director of Transaction Network Services, Inc. since founding the company in 1990. Mr. McDonnell is also a director of CyberSource Corp. and Intelidata Technologies, Inc. Mr. McDonnell has a B.S. in Electrical Engineering from Manhattan College, an M.S.E.E. from Rensselaer Polytechnic Institute and an Honorary Doctorate of Humane Letters from Marymount University.

        Brian J. Bates has served as our President and Chief Operating Officer and our director since April 2001. From April 2000 to September 2000, Mr. Bates was President and Chief Operating Officer of PaylinX Corporation. From July 1999 to March 2000, Mr. Bates was Executive Vice President and General Manager, POS Services Division of Transaction Network Services, Inc., and he was Senior Vice President and General Manager, POS Services Division of Transaction Network Services, Inc. from 1996 to July 1999. Before that, Mr. Bates served Transaction Network Services, Inc. in various positions, as Vice President, Sales from 1992 to 1996, and Director of Sales from 1990 to 1992. Mr. Bates is a son-in-law of John J. McDonnell, Jr. and is the brother-in-law of both John J. McDonnell III and Matthew M. Mudd. Mr. Bates has a B.S. in Economics from The College of William and Mary.

        Henry H. Graham, Jr. has served as our Executive Vice President, Chief Financial Officer and Treasurer since April 2001. From January 2000 to September 2000, Mr. Graham was Senior Vice President, Chief Financial Officer and Treasurer of PaylinX Corporation. From April 1999 to January 2000, Mr. Graham was Senior Vice President, Chief Financial Officer and Treasurer of Transaction Network Services, Inc. From July 1998 to April 1999, Mr. Graham was Senior Vice President and General Manager of the OmniLink Communications division of Transaction Network Services, Inc. after the acquisition of substantially all of the assets of OmniLink Communications Corporation. Before that, Mr. Graham served as OmniLink's Chief Financial Officer and Vice President of Administration from December 1996 to July 1998. Mr. Graham has a B.S. in Business Administration from The Citadel.

        Michael Q. Keegan has served as our Executive Vice President, General Counsel and Secretary since September 2003. From April 2001 to September 2003, Mr. Keegan was our Senior Vice President, General Counsel and Secretary. From November 2000 to April 2001, Mr. Keegan was the Executive Vice President, General Counsel and Secretary of Internet Partnership Group (US), Inc. From February 2000 to November 2000, Mr. Keegan was the Vice President and Assistant General Counsel of Internet Partnership Group. From May 1998 to February 2000, Mr. Keegan was an independent consultant. From September 1992 to May 1998, Mr. Keegan was a corporate associate at the law firm of LeBoeuf, Lamb, Greene and MacRae, L.L.P. Mr. Keegan has a B.A. from the University of Notre Dame and a J.D. from the University of Virginia School of Law.

        John J. McDonnell III has served as our Executive Vice President, Corporate Development and our director since April 2001. From December 1999 to September 2000, Mr. McDonnell was Senior Vice President of PaylinX Corporation. From January 1999 to December 1999, Mr. McDonnell served as Senior Vice President, General Counsel and Secretary of Transaction Network Services, Inc., and he was Vice President, General Counsel and Secretary of Transaction Network Services, Inc. from August 1993 through December 1998. He also served as interim Treasurer of Transaction Network Services, Inc. from February 1997 to July 1997. Mr. McDonnell is the son of John J. McDonnell, Jr. and is the brother-in-law of both Brian J. Bates and Matthew M. Mudd. Mr. McDonnell has a B.A. from Stanford University and a J.D. from UCLA School of Law.

        Matthew M. Mudd has served as our Executive Vice President, Technology since April 2001. From September 2000 to March 2001, Mr. Mudd was the Director of Long-Haul Networking of Cogent Communications. From April 2000 to September 2000, Mr. Mudd was Senior Vice President and Chief Information Officer of PaylinX Corporation. Before that, Mr. Mudd served Transaction Network Services, Inc. in various positions, as Senior Vice President, Operations from January 1997 to

November 1999 and Vice President, Operations from 1993 through 1996. Mr. Mudd is a son-in-law of John J. McDonnell, Jr. and is the brother-in-law of both John J. McDonnell III and Brian J. Bates. Mr. Mudd has a B.A. from Boston College.

        James J. Mullen has served as our Executive Vice President and General Manager of the International Services Division since April 2001. From September 2000 to April 2001, Mr. Mullen was Senior Vice President of Ecutel, Inc. From March 2000 to August 2000, Mr. Mullen was Senior Vice President, International Division of PaylinX Corporation. From January 1998 to March 2000, Mr. Mullen was Senior Vice President and General Manager of the International Services Division of Transaction Network Services, Inc. Before that, Mr. Mullen was the founder and Chief Executive Officer of StarQuest Software, Inc. Mr. Mullen has a B.A. from the University of California at Berkeley.

        Mark G. Cole has served as our Senior Vice President, Network Operations since April 2001. From March 2000 to April 2001, Mr. Cole was the Senior Vice President—Operations of Transaction Network Services, Inc. From July 1999 to March 2000, Mr. Cole was the Vice President, Network Control Center of Transaction Network Services, Inc., and he was the Senior Director, Network Control Center of Transaction Network Services, Inc. from February 1999 to July 1999. From March 1996 to February 1999, Mr. Cole was the Director, Network Control Center of Transaction Network Services, Inc. Before that, Mr. Cole served Transaction Network Services, Inc. in various positions since April 1992. Mr. Cole's communication training originated with the U.S. Army, where he held several supervisory and technical positions.

        Larry A. Crompton has served as our Senior Vice President and General Manager of the POS Division since April 2001. From February 2001 to March 2001, Mr Crompton was Vice President of Sales for iATMglobal. From March 2000 to November 2000, Mr. Crompton was Senior Vice President and General Manager, POS Services Division of Transaction Network Services Inc. From April 1992 to March 2000, he was Vice President of Sales for the POS Division of Transaction Network Services, Inc. Mr. Crompton has a B.A. from Augustina College.

        Edward C. O'Brien has served as our Senior Vice President and Corporate Controller since April 2001. From January 2000 to September 2000, Mr. O'Brien was Vice President and Corporate Controller of PaylinX Corporation. Prior to that, Mr. O'Brien was Vice President and Corporate Controller of Transaction Network Services, Inc. from June 1999 to January 2000. Mr. O'Brien was Vice President of Accounting for World Dutyfree from July 1998 to June 1999. Prior to that, Mr. O'Brien worked in various positions at Trak Auto where he was Vice President and Corporate Controller when he left in July 1998. Mr. O'Brien has a B.S. from the University of Baltimore.

        Alan R. Schwartz has served as our Senior Vice President and General Manager of the Financial Services Division since April 2001. From November 1999 to April 2001, Mr. Schwartz was the Senior Vice President and General Manager of the Financial Services Division of Transaction Network Services, Inc. From July 1998 to November 1999, Mr. Schwartz was Director of Sales of the Financial Services Division of Transaction Network Services, Inc. Before that, Mr. Schwartz worked in various positions at Datastream International where he was the Vice President and Country Manager (North America) when he left in July 1998. Mr. Schwartz has a M.B.A. from the Leonard N. Stern School of Business at New York University and a B.S. in Business Administration from Boston University.

        Barry S. Toser has served as our Senior Vice President and General Manager of the Telecommunication Services Division since July 2001. From January 2001 to June 2001, Mr. Toser was a partner at Paul-Tittle Search Group. From March 2000 to December 2000, Mr. Toser was Executive Vice President of sales and marketing and a member of the Board of Directors at GlobalNet International. From January 1999 to January 2000, Mr. Toser was Vice President of global carrier services at Destia/Viatel. From October 1997 to January 1999, Mr. Toser was Vice President of AlphaNet Telecom. Before that, Mr. Toser held various positions in sales, sales management, and marketing management with Sprint Corp., Cable & Wireless Communications, Inc. and Teleglobe, Inc. Mr. Toser is currently the President of TelecomHUB, a telecommunications industry networking group. Mr. Toser has a B.A. from the University of Maryland.

        Scott E. Ziegler has served as our Senior Vice President and Chief Systems Officer since April 2001. From August 2000 to April 2001, Mr. Ziegler was the Executive Vice President and Chief Systems Officer of Transaction Network Services, Inc. From April 1999 to August 2000, Mr. Ziegler was Senior Vice President Systems Integration of Transaction Network Services, Inc., and he was the Vice President Systems Integration from April 1996 to April 1999. Before that, Mr. Ziegler served Transaction Network Services, Inc. in various positions since July 1992. Mr. Ziegler has a B.S. from the University of Maryland.

Directors

        Bruce V. Rauner has served as our director since March 2001. Mr. Rauner is chairman of GTCR Golder Rauner, L.L.C. and has been a principal of GTCR since 1981. Mr. Rauner has a B.A. in Economics from Dartmouth College and a M.B.A. from Harvard University. Mr. Rauner also serves as a board member of Coinmach Corporation, DigitalNet Holdings, Inc. and several private companies in GTCR's portfolio.

        Philip A. Canfield has served as our director since October 2001. Mr. Canfield has been a principal at GTCR Golder Rauner, L.L.C. since 1997. Mr. Canfield has a B.S. in Finance from the Honors Business Program at the University of Texas at Austin and a M.B.A. from the University of Chicago. Mr. Canfield also serves as a board member of DigitalNet Holdings, Inc. and several private companies in GTCR's portfolio.

        Collin E. Roche has served as our director since April 2001. Mr. Roche is a principal at GTCR Golder Rauner, L.L.C., which he joined in 1996. Previously, Mr. Roche worked as an investment banking analyst at Goldman, Sachs & Co. and as an associate at Everen Securities. He received a B.A. in Political Economy from Williams College. He also holds a M.B.A. from Harvard Business School. Mr. Roche serves as a board member of TSI Telecommunication Services Inc. and several private companies in GTCR's portfolio.

        John B. Benton has served as our director since July 2001. Mr. Benton is the Managing Partner of Benton Consulting Partners, a firm Mr. Benton founded in May 2002 upon his retirement from Perot Systems Corporation. From February 1997 until his retirement from Perot Systems in April 2002, Mr. Benton held numerous senior management positions with Perot Systems, last holding the position of Deputy Head of the company's global financial services group. Prior to that, Mr. Benton was the Chief Executive Officer of Benton International, Inc. until it was acquired by Perot Systems in 1997. Before that, from 1976 to 1977, Mr. Benton served as the Executive Director of the United States National Commission on Electronic Funds Transfers, a position to which he was appointed by President Gerald R. Ford and confirmed by the U.S. Senate. Mr. Benton has a doctorate degree in Public Administration from the University of Southern California. Mr. Benton also has an A.B. from the University of Southern California and a Masters in International Public Administration from Syracuse University.

        Stephen X. Graham has served as our director since February 2003. Mr. Graham is Managing Director of CrossHill Financial Group, Inc., which he founded in 1988, and has been a General Partner of CrossHill Georgetown Capital, LP since November 2000. Prior to that Mr. Graham was a Principal with Kidder Peabody & Co., and held positions with Merrill, Lynch & Co. and Arthur Young & Co. Mr. Graham received a B.A. from Georgetown University and a M.B.A. from the University of Chicago Graduate School of Business. He is currently a board member of several private companies.

        George G. Moore has served as our director since April 2002. Mr. Moore has been Chief Executive Officer and co-founder of TARGUS Information Corp. since January 1993. He also has been chief executive officer of AMACAI Information Corporation since October 2001, chairman of Performix Technologies since April 2000, chairman of Buyers Choice Media Inc. since October 1997, and chairman and owner of Erne Heritage Holdings since March 1990. Prior to that, Mr. Moore was Executive Vice President of Equifax Marketing Decision Systems and Senior Vice President of CACI-International. Mr. Moore has a D.B.A. from George Washington University, a M.B.A. from George Washington University, a M.B.S. from University College, Dublin and a B.Comm. from University College, Dublin. He is currently a board member of several private companies.

Board and Board Committee Composition

        Our board of directors consists of nine members. Our board of directors is elected annually, and each director holds office for a one-year term.

        We will be deemed to be a "controlled company" under the rules of the New York Stock Exchange, and we will qualify for, and intend to rely on, the "controlled company" exception to the board of directors and committee composition requirements under the rules of the New York Stock Exchange. Pursuant to this exception, we will be exempt from the rule that requires that our board of directors be comprised of a majority of "independent directors"; our compensation committee be comprised solely of "independent directors"; and our nominating committee be comprised solely of "independent directors" as defined under the rules of the New York Stock Exchange. The "controlled company" exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the New York Stock Exchange rules which require that our audit committee be composed of three independent directors.

Board Committees

        Upon the completion of this offering, our board of directors will have an audit committee, a compensation committee and governance and nominating committee. Upon completion of this offering we will enter into an agreement with GTCR that provides that GTCR will retain representation on the compensation committee and the governance and nominating committee for so long as GTCR owns at least 37.5% of the common stock it owns immediately after this offering.

        Audit committee. The audit committee of our board of directors appoints, determines the compensation for and supervises our independent auditors, reviews our internal accounting procedures, systems of internal controls and financial statements, reviews and approves the services provided by our internal and independent auditors, including the results and scope of their audit, and resolves disagreements between management and our independent auditors. The audit committee currently consists of Messrs. Benton, S. Graham and Roche. Mr. Graham is chairman of the committee and has been designated as the "audit committee financial expert" as that term is defined in the Securities Exchange Act rules. Upon completion of this offering, Mr. Moore will replace Mr. Roche as a member of the audit committee.

        Compensation committee. The compensation committee of our board of directors reviews and recommends to the board of directors the compensation and benefits of all of our executive officers, administers our equity incentive plans and establishes and reviews general policies relating to compensation and benefits of our employees. The compensation committee currently consists of Messrs. Bates, Canfield and Moore. Upon completion of this offering, Mr. S. Graham will replace Mr. Bates as a member of the compensation committee.

        Nominating and Corporate Governance Committee. The role of the nominating and corporate governance committee of our board of directors will be to identify individuals qualified to become members of the board of directors, to recommend that the board of directors select director nominees for the next annual meeting of stockholders, and to develop and recommend to the board of directors a set of corporate governance principles applicable to the company. Upon completion of this offering, the nominating and corporate governance committee will consist of Messrs. Benton and Roche.

Compensation Committee Interlocks and Insider Participation

        Prior to the completion of this offering, Mr. Bates, our President and Chief Operating Officer, has been a member of our compensation committee. As further described in "Management—Employment Agreements," we entered into a senior management agreement with Mr. Bates. None of the directors who will be members of our compensation committee upon completion of this offering are, nor have they ever been at any time since our incorporation, one of our officers or employees. None of the directors who will be members of our compensation committee upon completion of this offering serve as a member of the board of directors or compensation committee of any entity that has one or more of our executive officers serving as a member of its board of directors or compensation committee.

Director Compensation

        The compensation committee of our board of directors determines the amount of any fees, whether payable in cash, shares of common stock or options to purchase common stock, and expense reimbursements that directors receive for participating on, and for attending meetings of, the board of directors and committees of the board. We pay each director who is not an employee of the company or a representative of GTCR an annual retainer fee of $20,000. Additionally, we pay the chairman of our audit committee an additional annual retainer fee of $8,000 and the chairman of our compensation committee an additional annual retainer fee of $5,000. We also pay our directors who are not employees of the company or a representative of GTCR $1,500 for each board meeting they attend and $1,000 for each committee meeting they attend to the extent such committee meeting is not held on the same day as a meeting of the entire board of directors. We reimburse each director for reasonable out-of-pocket expenses related to attending board and committee meetings.

Executive Compensation

        The following table sets forth all compensation paid by us during the years ended December 31, 2002 and 2003 to our Chief Executive Officer and our four most highly compensated officers other than our Chief Executive Officer, whose total annual salary and bonus exceeded $100,000 for the year ended December 31, 2003. We refer to these executives as the named executive officers elsewhere in this prospectus.

Summary Compensation Table

		Annual compensation		Long-Term Compensation Awards Options(#)
Name and principal position					All other compensation($)(1)
	Year	Salary($)	Bonus($)
John J. McDonnell, Jr., Chairman and Chief Executive Officer	2003 2002	447,604 434,563	450,888 352,484	— —	3,212 2,125
Brian J. Bates, President and Chief Operating Officer	2003 2002	368,611 357,875	185,658 145,141	— —	3,212 1,749
Alan R. Schwartz, Senior Vice President and General Manager, Financial Services Division	2003 2002	226,600 220,004	224,657 221,440	926 —	3,212 1,350
Henry H. Graham, Jr., Executive Vice President and Chief Financial Officer	2003 2002	240,875 217,958	93,682 61,797	— —	3,212 1,000
Matthew M. Mudd, Executive Vice President, Technology	2003 2002	240,875 208,583	90,682 61,797	— —	3,212 1,000

(1)
Represents our 401(k) matching contributions.

Option Grants in Last Fiscal Year

        The following table sets forth information with respect to stock options granted to the named executive officers during the year ended December 31, 2003.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)
	Number of Shares Underlying Options Granted	% of Total Options Granted to Employees in 2003
Name			Exercise Price Per Share	Expiration Date(1)
					5%	10%
Alan R. Schwartz	926	1.3%	$20.25	11/17/13	$6,889	$22,076

(1)
The options have a term of 10 years, subject to earlier termination in certain events related to termination of employment.

(2)
Potential realizable values are calculated by:

•
multiplying the number of shares of our common stock subject to a given option by the mid-point of the initial public offering price range of $17.00 per share;

•
assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rates shown in the table for the entire ten-year term of the option; and

•
subtracting from that result the total option exercise price.

The 5% and 10% assumed rates of appreciation are suggested by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future common stock price. There can be no assurance that any of the values reflected in the table will be achieved.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

        None of our named executive officers exercised stock options during the year ended December 31, 2003. The following table sets forth information on unexercised options to purchase our common stock held by the named executive officers as of December 31, 2003. There was no public trading market for our common stock as of December 31, 2003. Accordingly, the values set forth below have been calculated based on an assumed initial offering price of $17.00 per share of our common stock, less the per share exercise price, multiplied by the number of shares underlying the options.

			Number of securities underlying unexercised options at December 31, 2003
					Value of unexercised in-the-money options at December 31, 2003
Name	Shares acquired on exercise	Value realized
			Vested	Unvested	Vested	Unvested
Alan R. Schwartz	—	—	4,135	2,964	—	—

Employment Agreements

John J. McDonnell, Jr.

        TNS Holdings, L.L.C. and Transaction Network Services, Inc. entered into a senior management agreement with Mr. McDonnell dated April 3, 2001, containing terms and conditions related to his employment and provisions related to securities ownership. Pursuant to his senior management agreement, Mr. McDonnell purchased 400 common units of TNS Holdings, L.L.C., each at a price of $100 per unit, which units are subject to vesting in equal monthly installments over 60 months. In connection with this offering, TNS Holdings, L.L.C. will dissolve, and Mr. McDonnell will receive a distribution of 479,513 shares of our common stock in return for his common units. His senior management agreement will be amended and restated to add us as a party and to provide that substantially the same rights and restrictions will apply to the shares of our common stock that Mr. McDonnell will receive under the amended agreement as apply to the TNS Holdings, L.L.C. common units that Mr. McDonnell will surrender upon the dissolution of TNS Holdings, L.L.C.

        The senior management agreement will provide that Mr. McDonnell will serve as our Chairman and Chief Executive Officer until his resignation, disability or death, or the decision by the board of directors to terminate his employment with or without cause. Mr. McDonnell's annual base salary was initially set at $425,000, subject to any increase as determined by the board of directors based on the achievements of budgetary or other objectives set by the board, and Mr. McDonnell is eligible for an annual bonus of up to 100% of his annual base salary, based upon the achievement of budgetary and other objectives set by the board. If Mr. McDonnell's employment is terminated without cause or he resigns for good reason, during the one year period following his termination (or any extension to that period which may apply), Mr. McDonnell would be entitled to receive an amount equal to his annual base salary.

        Mr. McDonnell's senior management agreement will require him to protect the confidentiality of our proprietary and confidential information. Mr. McDonnell will also agree not to compete with us or solicit our employees or customers for a period of one year if he is terminated without cause or resigns for good reason, or for a period of two years if he is terminated for any other reason. Under the agreement, good reason means that we move our offices to an area other than the Washington, D.C. area, we assign duties to Mr. McDonnell that are substantially inconsistent with his responsibilities as our Chairman and Chief Executive Officer or we make a substantial adverse alteration to those responsibilities, we reduce Mr. McDonnell's annual base salary, or we materially reduce the benefits we provide Mr. McDonnell. We will be entitled to extend the non-competition and non-solicitation periods for an additional year upon written notice to Mr. McDonnell at least 90 days prior to the conclusion of the initial period.

        As of December 31, 2003, 263,732 shares of common stock were vested, and the remaining 215,781 shares will vest in 27 equal monthly installments on the last day of each month, if as of the last day of such month Mr. McDonnell's employment has not been terminated. All of the common stock which has not yet vested will vest upon a sale of the company, if Mr. McDonnell's employment has not been terminated at that time. Additionally, if Mr. McDonnell is terminated without cause or resigns for good reason, the common stock that would have vested within 12 months following his termination will vest at the time of his termination. If Mr. McDonnell's employment is terminated, the unvested common stock will be subject to repurchase by the company at the lesser of the price initially paid by Mr. McDonnell and the fair market value of such stock.

        Mr. McDonnell will not be permitted to transfer his unvested common stock except pursuant to the applicable laws of descent and distribution or to the purchase rights of the company described above. The transfer restrictions on the unvested common stock will survive until the consummation of an approved sale of the company. Without the consent of GTCR Fund VII, L.P., Mr. McDonnell will not be permitted to transfer his vested common stock except pursuant to the applicable laws of descent and distribution, as part of an approved sale of the company or in connection with an approved public sale. The transfer restrictions on the vested common stock will continue until such shares are transferred in an approved sale of the company or an approved public sale.

Brian J. Bates

        TNS Holdings, L.L.C. and Transaction Network Services, Inc. entered into a senior management agreement with Mr. Bates, dated April 3, 2001, containing terms and conditions related to his employment and provisions related to securities ownership. Pursuant to his senior management agreement, Mr. Bates purchased 250 common units of TNS Holdings, L.L.C., each at a price of $100 per unit, which units are subject to vesting in equal monthly installments over 60 months. In connection with this offering, TNS Holdings, L.L.C. will dissolve, and Mr. Bates will receive a distribution of 299,696 shares of our common stock in return for his common units. His senior management agreement will be amended and restated to add us as a party and to provide that substantially the same rights and restrictions will apply to the shares of our common stock that Mr. Bates will receive under the amended agreement as apply to the TNS Holdings, L.L.C. common units that Mr. Bates will surrender upon the dissolution of TNS Holdings, L.L.C.

        The senior management agreement will provide that Mr. Bates will serve as our President and Chief Operating Officer until his resignation, disability or death, or the decision by the board of directors to terminate his employment with or without cause. Mr. Bates's annual base salary was initially set at $350,000, subject to any increase as determined by the board of directors based on the achievements of budgetary or other objectives as set by the board, and Mr. Bates is eligible for an annual bonus of up to 50% of his annual base salary, based upon the achievement of budgetary and other objectives set by the board. If Mr. Bates's employment is terminated without cause or he resigns for good reason, during the one year period following his termination (or any extension to that period which may apply), Mr. Bates would be entitled to receive an amount equal to his annual base salary.

        Mr. Bates's senior management agreement will require him to protect the confidentiality of our proprietary and confidential information. Mr. Bates will also agree not to compete with us or solicit our employees or customers for a period of one year if he is terminated without cause or resigns for good reason, or for a period of two years if he is terminated for any other reason. Under the agreement, good reason means that we move our offices to an area other than the Washington, D.C. area, we assign duties to Mr. Bates that are substantially inconsistent with his responsibilities as our President and Chief Operating Officer or we make a substantial adverse alteration to those responsibilities, we reduce Mr. Bates' annual base salary, or we materially reduce the benefits we provide Mr. Bates. We will be entitled to extend the non-competition and non-solicitation periods for an additional year upon written notice to Mr. Bates at least 90 days prior to the conclusion of the initial period.

        As of December 31, 2003, 164,833 shares of common stock were vested, and the remaining 134,863 shares will vest in 27 monthly installments on the last day of each month. Mr. Bates' common stock will be subject to the same conditions and restrictions as those described above for Mr. McDonnell's common stock.

Henry H. Graham, Jr.

        TNS Holdings, L.L.C. and Transaction Network Services, Inc. entered into a senior management agreement with Mr. Graham, dated April 3, 2001, containing terms and conditions related to his employment and provisions related to securities ownership. Pursuant to his senior management agreement, Mr. Graham purchased 250 common units of TNS Holdings, L.L.C., each at a price of $100 per unit, which units are subject to vesting in equal monthly installments over 60 months. In connection with this offering, TNS Holdings, L.L.C. will dissolve, and Mr. Graham will receive a distribution of 299,696 shares of our common stock in return for his common units. His senior management agreement will be amended and restated to add us as a party and to provide that substantially the same rights and restrictions will apply to the shares of our common stock that Mr. Graham will receive under the amended agreement as apply to the TNS Holdings, L.L.C. common units that Mr. Graham will surrender upon the dissolution of TNS Holdings, L.L.C.

        The senior management agreement will provide that Mr. Graham will serve as our Executive Vice President and Chief Financial Officer until his resignation, disability or death, or the decision by the board of directors to terminate his employment with or without cause. Mr. Graham's annual base salary was initially set at $200,000, subject to any increase as determined by the board of directors based on the achievements of budgetary or other objectives set by the board, and Mr. Graham is eligible for an annual bonus of up to 35% of his annual base salary, based upon the achievement of budgetary and other objectives set by the board. If Mr. Graham's employment is terminated without cause or he resigns for good reason, during the one year period following his termination (or any extension to the period which may apply), Mr. Graham would be entitled to receive an amount equal to his annual base salary.

        Mr. Graham's senior management agreement will require him to protect the confidentiality of our proprietary and confidential information. Mr. Graham will also agree not to compete with us or solicit our employees or customers for a period of one year if he is terminated without cause or resigns for good reason, or for a period of two years if he is terminated for any other reason. Under the agreement, good reason means that we move our offices to an area other than the Washington, D.C. area, we assign duties to Mr. Graham that are substantially inconsistent with his responsibilities as our Executive Vice President and Chief Financial Officer or we make a substantial adverse alteration to those responsibilities, we reduce Mr. Graham's annual base salary, or we materially reduce the benefits we provide Mr. Graham. We will be entitled to extend the non-competition and non-solicitation periods for an additional year, upon written notice to Mr. Graham at least 90 days prior to the conclusion of the initial period.

        As of December 31, 2003, 164,833 shares of common stock were vested, and the remaining 134,863 shares will vest in 27 monthly installments on the last day of each month. Mr. Graham's common stock will be subject to the same conditions and restrictions as those described above for Mr. McDonnell's common stock.

Alan R. Schwartz

        Transaction Network Services, Inc. entered into a senior management agreement with Mr. Schwartz dated April 24, 2001, containing terms and conditions related to his employment.

        The management agreement provides for Mr. Schwartz to serve as Senior Vice President, General Manager—Financial Services Division of Transaction Network Services, Inc. until his resignation, disability or death, or the decision by our Chief Executive Officer (CEO) or Chief Operating Officer

(COO) to terminate his employment with or without cause. Mr. Schwartz's annual base salary was initially set at $220,000, subject to any increase as determined by the CEO or COO based on the achievements of budgetary or other objectives set out by the CEO or COO. Mr. Schwartz received a quarterly bonus of $40,000 for each of the fiscal quarters ending September 30, 2001 and December 31, 2001. Thereafter, Mr. Schwartz is eligible for an annual bonus (in an amount to be determined by Mr. Schwartz and us) based on the achievement of objectives set forth by the CEO or COO or upon the achievement of certain sales quotas or other objectives mutually agreed between Mr. Schwartz and us.

        If Mr. Schwartz's employment is terminated without cause or he resigns for good reason, during the one year period following his termination, Mr. Schwartz would be entitled to receive an amount equal to his annual base salary, which includes the aggregate amount of any bonuses paid to Mr. Schwartz during the four calendar quarters immediately preceding the termination date. Under the agreement, good reason means that we move our offices to an area other than the Washington, D.C. area, we assign duties to Mr. Schwartz that are substantially inconsistent with his responsibilities as our Senior Vice President and General Manager, Financial Services Division, or we make a substantial adverse alteration to those responsibilities, we reduce Mr. Schwartz's annual base salary, or we materially reduce the benefits we provide Mr. Schwartz.

        Mr. Schwartz's management agreement contains provisions requiring him to protect the confidentiality of our proprietary and confidential information. Mr. Schwartz has also agreed not to compete with us or solicit our employees or customers for a period of one year if he is terminated without cause or resigns for good reason, or for a period of 6 months if he is terminated or resigns for any other reason.

Matthew M. Mudd

        TNS Holdings, L.L.C. and Transaction Network Services, Inc. entered into a senior management agreement with Mr. Mudd, dated April 3, 2001, containing terms and conditions related to his employment and provisions related to securities ownership. Pursuant to his senior management agreement, Mr. Mudd purchased 250 common units of TNS Holdings, L.L.C., each at a price of $100 per unit, which units are subject to vesting in equal monthly installments over 60 months. In connection with this offering, TNS Holdings, L.L.C. will dissolve, and Mr. Mudd will receive a distribution of 299,696 shares of our common stock in return for his common units. His senior management agreement will be amended and restated to add us as a party and to provide that substantially the same rights and restrictions will apply to the shares of our common stock that Mr. Mudd will receive under the amended agreement as apply to the TNS Holdings, L.L.C. common units that Mr. Mudd will surrender upon the dissolution of TNS Holdings, L.L.C.

        The senior management agreement will provide that Mr. Mudd will serve as our Executive Vice President, Technology until his resignation, disability or death, or the decision by the board of directors to terminate his employment with or without cause. Mr. Mudd's annual base salary was initially set at $200,000, subject to any increase as determined by the board of directors based on the achievements of budgetary or other objectives set by the board, and Mr. Mudd is eligible for an annual bonus of up to 35% of his annual base salary, based upon the achievement of budgetary and other objectives set by the board. If Mr. Mudd's employment is terminated without cause or he resigns for good reason, during the one year period following his termination (or any extension to the period which may apply), Mr. Mudd would be entitled to receive an amount equal to his annual base salary.

        Mr. Mudd's senior management agreement will require him to protect the confidentiality of our proprietary and confidential information. Mr. Mudd will also agree not to compete with us or solicit our employees or customers for a period of one year if he is terminated without cause or resigns for good reason, or for a period of two years if he is terminated for any other reason. Under the agreement, good reason means that we move our offices to an area other than the Washington, D.C. area, we assign duties to Mr. Mudd that are substantially inconsistent with his responsibilities as our

Executive Vice President, Technology or we make a substantial adverse alteration to those responsibilities, we reduce Mr. Mudd's annual base salary, or we materially reduce the benefits we provide Mr. Mudd. We will be entitled to extend the non-competition and non-solicitation periods for an additional year, upon written notice to Mr. Mudd at least 90 days prior to the conclusion of the initial period.

        As of December 31, 2003, 164,833 shares of common stock were vested, and the remaining 134,863 shares will vest in 27 monthly installments on the last day of each month. Mr. Mudd's common stock will be subject to the same conditions and restrictions as those described above for Mr. McDonnell's common stock.

2004 Long-Term Incentive Plan

        Overview. The TNS, Inc. 2004 Long-Term Incentive Plan was adopted by our board of directors on February 12, 2004 and approved by our stockholders on                            , 2004. The purpose of the 2004 Plan is to attract and retain qualified employees, consultants and non-employee directors and to motivate them to achieve long-term goals, to provide incentive compensation opportunities that are competitive with those of similar companies and to further align participants' interests with those of our other stockholders.

        Types of Awards. Awards under the 2004 Plan may take the form of:

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  stock options (either incentive stock options that qualify under Section 422 of the Internal Revenue Code or non-qualified stock options),

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  stock appreciation rights,

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  stock bonuses,

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  restricted stock,

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  restricted stock units,

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  performance units or

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  performance shares.

        Eligibility. The persons eligible to receive awards under the 2004 Plan include all of our employees, the employees of our subsidiaries, our non-employee directors and any of our consultants, independent contractors or advisors that the compensation committee identifies as having a direct and significant effect on our performance.

        Share reserve/limitations. The number of shares of common stock that are authorized and available for issuance under the 2004 Plan is equal to the number of available shares remaining under the 2001 Plan upon the adoption of the 2004 Plan, plus            additional shares. As of February 12, 2004, there were 1,225 shares of common stock remaining available for awards under the 2001 Plan. No further awards will be made under the 2001 Plan. If the shares of stock that are subject to an award are not issued or cease to be issuable because the award is terminated, forfeited or cancelled, those shares will then become available for additional awards. The number of shares authorized and available for issuance under the 2004 Plan is subject to adjustment in the sole discretion of the compensation committee in the event of a stock split, stock dividend, recapitalization, spin-off or similar action.

        Administration. The 2004 Plan will be administered by the compensation committee of our board of directors. Each member of the compensation committee is expected to qualify as an "outside director," as defined for purposes of Section 162(m) of the Internal Revenue Code, and two members, serving as a subcommittee, are expected to qualify as "non-employee directors," as defined for purposes of Securities Exchange Act Rule 16b-3. The compensation committee has complete and absolute authority to make any and all decisions regarding the administration of the 2004 Plan.

        Terms of Awards.    Subject to certain restrictions and limitations that are set forth in the 2004 Plan, the compensation committee will have complete and absolute authority to set the terms, conditions and provisions of each award, including the size of the award, the exercise or base price, the vesting and exercisability schedule (including provisions regarding acceleration of vesting and exercisability) and termination, cancellation and forfeiture provisions.

        The compensation committee is subject to the following specific restrictions regarding the types and terms of awards:

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  No more than            shares may be issued pursuant to awards of discounted stock options (that is, stock or stock options with an exercise price that is less than the fair market value of the stock on the date of grant). A discounted stock option is not included in this limitation if the recipient pays or otherwise foregoes value to us in an amount equal to the discount.

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  In addition, discounted stock options generally must either be subject to a vesting period of at least three years or subject to performance-based vesting over a period of at least one year, except that up to 5% of the total awards made in a fiscal year may be issued without this limitation.

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  No participant may receive in any fiscal year stock options covering more than            shares or awards other than stock options covering more than             shares.

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  No participant may receive in any year cash in payment for or settlement of a performance unit in excess of            % of the our aggregate consolidated operating income over the vesting period of the award.

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  The exercise price for a stock option generally may not be less than 100% (in the case of an incentive stock option) or 85% (in the case of a non-qualified stock option) of the fair market value of the stock on the date of grant, and the base price for a stock appreciation right generally may not be less than 100% of the fair market value of the stock on the date of grant. The limitation on the amount of the discount in the case of non-qualified stock options will not apply if the recipient pays or otherwise foregoes value to us in an amount equal to the discount.

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  Generally, no award may expire more than ten years after the date of grant, except that the compensation committee may extend the expiration date to up to fifteen years after the date of grant if necessary or desirable under the particular rules applicable in foreign jurisdictions.

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  The aggregate fair market value of the stock with respect to which incentive stock options are exercisable for the first time by a participant during any calendar year may not exceed $100,000.

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  A participant's incentive stock options will terminate three months after termination of the participant's employment, except in the case of death or total and permanent disability, in which case the options will terminate twelve months after termination, and in the case of termination for cause, in which case the options will terminate immediately.

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  Incentive stock options will not be transferable or assignable by the participant other than by will or by the laws of descent and distribution following the participant's death, and will be exercisable by the participant during the participant's lifetime.

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  Stock options may not be "repriced" if the effect of such repricing would be to decrease the exercise per share applicable to such option.

        Non-Employee Directors. The non-employee directors are eligible for non-qualified stock option and restricted stock awards under the 2004 Plan. The number of options or shares to be awarded is within the discretion of the compensation committee, except that (a) no non-employee director may receive awards covering more than            shares of stock in any year (other than the year the director joins the Board, when the limit is two times the normal annual limit) and (b) no more than 20% of the awards granted to a non-employee director during any year may consist of restricted stock. The compensation committee also has the discretion to permit a non-employee director to elect to receive stock options in lieu of the annual cash retainer fee. The number of options received in lieu of the annual retainer fee (or the method of computing the number) shall be set by the committee. The compensation committee has the discretion to establish the terms and conditions of awards to the non-employee directors, including vesting and exercisability schedules and termination provisions, subject to the following limitations:

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  The exercise price of any option cannot be less than 100% of than the fair market value of the stock on the date of grant.

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  No option can be exercisable, and no share of restricted stock can become transferable, earlier than six months from the date of grant.

        Change in Control. The compensation committee has the express authority to include in any award terms that provide for the acceleration of vesting and lapse of restrictions, as applicable, upon or following a change in control.

        Amendments and Termination. The board of directors or the compensation committee, without the consent or approval of any plan participant, may amend, suspend or terminate the 2004 Plan or any award granted under the 2004 Plan, so long as that action does not materially impair any award then outstanding. Without the approval of the stockholders, however, neither the board of directors nor the compensation committee may amend the 2004 Plan to increase the number of shares available for issuance or to modify any of the limitations described in the 2004 Plan in such a manner as to materially reduce the limitation. The board of directors can terminate the 2004 Plan at any time. Nevertheless, no awards will be granted under the 2004 Plan after the tenth anniversary of its effective date.

2001 Founders' Stock Option Plan

        Overview. Our board of directors adopted the 2001 Founders' Stock Option Plan on July 19, 2001. The 2001 Plan was approved by the stockholders on April 24, 2002 and amended by our board of directors on October 24, 2002. All references to the 2001 Plan in this discussion are to the amended 2001 Plan. No further awards will be made under the 2001 Plan.

        Types of awards. The 2001 Plan permitted awards of stock options, including incentive stock options and non-qualified stock options.

        Eligibility. Our employees, officers, directors, consultants, independent contractors, and advisors, as well as those of our domestic and international subsidiaries and affiliates, are eligible to participate in the 2001 Plan.

        Options outstanding. As of December 31, 2003, options to purchase an aggregate of 362,326 shares of our common stock were outstanding.

        Administration. The 2001 Plan is administered by the compensation committee of our board of directors, which has the authority, among other things to determine, the terms for treatment of options and awards upon a termination of employment or upon a change in control.

        Terms of options. The exercise price of non-incentive options issued under the 2001 Plan are not less than 85% of the fair market value of the common stock on the date the option was granted, and the exercise price of incentive options issued under the 2001 Plan are not less than the fair market value of the common stock on the date the option was granted, except that the exercise price of incentive options are not less than 110% of the fair market value of the common stock on the grant date if the option was issued to a holder of 10% or more of our voting stock or the voting stock of a subsidiary. The committee determined the expiration dates, within 10 years of the date of grant, for each option granted under the 2001 Plan. Unexercised options expire if and when the holder no longer provides services to us or our subsidiaries or affiliates.

        Amendment and termination. Our board of directors may amend or terminate the 2001 Plan at any time, as long as the amendment or termination does not negatively affect any option that has been previously granted under the 2001 Plan without the consent of the holder, but cannot increase the number of shares available for purchase pursuant to the exercise of options under the 2001 Plan, materially modify the requirement for eligibility under the 2001 Plan, or materially increase the benefits to participants under the 2001 Plan without approval of a majority of stockholders. If the board of directors does not terminate it earlier the 2001 Plan will terminate on April 2, 2006.

Limitation of Liability and Indemnification of Officers and Directors

        As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of a corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

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  any breach of the director's duty of loyalty to us or our stockholders,

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  any act or omission not in good faith or that involve intentional misconduct or a knowing violation of law,

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  any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends, or

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  any transaction from which the director derived an improper personal benefit.

        The duty of loyalty generally requires that, when acting on behalf of a corporation, officers and directors act in the best interests of the corporation and its stockholders. In circumstances where an officer or director owes fiduciary duties to more than one entity it can be difficult for such person to satisfy duties of loyalty to both entities. Messrs. Rauner, Canfield and Roche are principals of our controlling stockholder and also serve on our board of directors. Mr. Roche also serves on the board of directors of a company that competes with our telecommunication services division. In order to address the potential conflicts presented by these relationships, our amended and restated certificate of incorporation will provide that transactions that we enter into in which a director or officer has a conflict of interest are generally permissible so long as (1) the material facts relating to the director's or officer's relationship or interest as to the transaction are disclosed to our board of directors and a majority of our disinterested directors approves the transaction, (2) the material facts relating to the director's or officer's relationship or interest as to the transaction are disclosed to our stockholders and a majority of our disinterested stockholders approves the transaction, or (3) the transaction is otherwise fair to us.

        Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors our stockholders. Our amended and restated certificate of incorporation will provide that any potential transaction opportunity that is offered to Messrs. Rauner, Canfield or Roche solely in his capacity as a director or officer of the company will be deemed to be a corporate opportunity of ours if we would be permitted to undertake the opportunity under our certificate of incorporation, we have sufficient financial resources to undertake the transaction and the transaction would be in line with our business. Messrs. Rauner, Canfield and Roche will not be required to offer any other transaction opportunity of which they become aware to us and could take any such opportunity for themselves or offer it to other companies in which they have an investment, including the company that competes with our telecommunication services division.

        These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission.

        Additionally, as permitted by the Delaware General Corporation Law, our certificate of incorporation provide that:

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  we shall indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law,

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  we shall advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions, and

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  the rights provided in our certificate of incorporation are not exclusive.

        We have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and officers which are broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors' and officers' insurance if available on reasonable terms.

        At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

        We have purchased a policy of directors' and officers' liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Limited Liability Company Agreement

        On April 3, 2001, GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Co-Invest, L.P. and GTCR Capital Partners, L.P. (collectively, the "GTCR Funds"), Heller Financial, Inc., Dunluce Investors III, L.L.C. and six of our executive officers entered into a limited liability company agreement governing the affairs of TNS Holdings, L.L.C., which presently holds all of the outstanding shares of our Class A redeemable convertible preferred stock and more than 99% of the outstanding shares of our common stock. The six executive officers entering into the agreement were:

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  John J. McDonnell, Jr., our Chairman and Chief Executive Officer,

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  Brian J. Bates, our President and Chief Operating Officer,

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  Henry H. Graham, Jr., our Executive Vice President, Chief Financial Officer and Treasurer,

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  John J. McDonnell III, our Executive Vice President, Corporate Development,

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  Matthew M. Mudd, our Executive Vice President, Technology, and

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  Edward C. O'Brien, our Senior Vice President and Corporate Controller.

        Dunluce Investors III, L.L.C. is a limited liability company owned by the six executives listed above and:

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  McDonnell & Associates, L.P., a Delaware limited partnership controlled by John J. McDonnell, Jr.,

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  M. Jacqueline McDonnell, the wife of John J. McDonnell, Jr.,

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  Sheila M. Bates, the wife of Brian J. Bates,

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  Kerry M. Mudd, the wife of Matthew Mudd,

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  Kevin M. McDonnell, the son of John J. McDonnell, Jr.,

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  Michael Q. Keegan, our Executive Vice President, General Counsel and Secretary,

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  James J. Mullen, our Executive Vice President and General Manager, International Services Division,

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  Mark G. Cole, our Senior Vice President, Network Operations,

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  Larry A. Crompton, our Senior Vice President and General Manager, POS Division,

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  Scott E. Ziegler, our Senior Vice President and Chief Systems Officer,

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  Peter M. Gorog, our Senior Vice President and General Manager, Priority Messenger,

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  Raymond Low, the Senior Vice President and Managing Director of our subsidiary, Transaction Network Services (UK) Limited,

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  Francis N. MacDonagh, the Senior Vice President for International Networks of our subsidiary, Transaction Network Services Limited,

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  Alan Stephenson-Brown, the Vice President, Sales, Transaction Network Services (UK) Limited,

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  Timothy J. Bell, the Chief Technology Officer, Transaction Network Services (UK) Limited, and

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  James T. McLaughlin, our Vice President, Associate General Counsel and Assistant Secretary.

        Upon completion of this offering, TNS Holdings, L.L.C. will dissolve and its assets (which will consist entirely of our common stock after our Class A redeemable convertible preferred stock plus accrued and unpaid dividends are converted into common stock in connection with this offering) will be distributed to the GTCR Funds, Heller Financial, Inc., the members of Dunluce Investors III, L.L.C. and the six executive officers named above in accordance with the limited liability company agreement and the dissolution agreement described below.

        Pursuant to the limited liability company agreement, the assets of TNS Holdings, L.L.C. will be distributed in the following order and priority. For each category listed below, no distribution of assets shall be made unless the preceding category of unitholders has been paid in full.

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  First, to the holders of preferred units, a proportionate amount equal to the total unpaid yield with respect to such securities;

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  Second, to the holders of preferred units, a proportionate amount equal to the total unreturned capital with respect to such securities; and

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  Third, to the holders of common units, all remaining amounts (pro rata according to such holder's ownership of common units immediately prior to such distribution).

        Upon this distribution, Messrs. McDonnell, Jr., Bates, Graham and Mudd will receive 1,108,622, 381,118, 336,706, and 362,613 shares of our common stock, including shares held by them, their spouses and affiliates through Dunluce Investors III, L.L.C. and shares to be issued to them, their spouses and affiliates through Dunluce III, L.L.C. upon conversion of Class A redeemable convertible preferred stock plus accrued and unpaid dividends. Mr. Schwartz will not receive any shares of our common stock as part of this distribution.

        Presented below is the percentage ownership of preferred units and common units of the members of TNS Holdings L.L.C. as of December 31, 2003.

Member of TNS Holdings L.L.C.	% Ownership of Preferred Units	% Ownership of Common Units
GTCR Funds	93.5%	79.5%
Dunluce Investors III, L.L.C.	5.8	4.9
John J. McDonnell, Jr.*	—	4.0
Brian J. Bates*	—	2.5
Henry H. Graham, Jr.*	—	2.5
John J. McDonnell III*	—	2.5
Matthew M. Mudd*	—	2.5
Edward C. O'Brien*	—	1.0
Heller Financial, Inc.	0.7	0.6

*
excluding any shares beneficially held through their investments in Dunluce Investors III, L.L.C.

Dissolution Agreement

        We will enter into a dissolution agreement with TNS Holdings, L.L.C., the members of TNS Holdings, L.L.C. and the members of Dunluce Investors III, L.L.C. relating to the:

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  conversion of our Class A redeemable convertible preferred stock plus accrued and unpaid dividends into shares of our common stock upon the closing of this offering at the offering price,

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  distribution of TNS Holdings, L.L.C.'s shares of our common stock to its members and the members of Dunluce Investors III, L.L.C., and

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  termination of the unit purchase agreement, the co-invest purchase agreement and the warrant agreement described below.

        Pursuant to the distribution priority provided for in the limited liability company agreement, as of December 31, 2003 the equity allocation between the GTCR Funds on the one hand and the six executive officers named above and the members of Dunluce Investors III, L.L.C. on the other hand will be 86.0% and 13.3%.

Stock Purchase Agreement

        We are parties to a stock purchase agreement dated as of April 3, 2001 with TNS Holdings, L.L.C. In connection with this offering and TNS Holdings, L.L.C.'s dissolution, we will amend the stock purchase agreement to include the GTCR Funds.

        The stock purchase agreement currently provides that we must obtain the prior written consent of GTCR Fund VII, L.P. before taking various actions, including:

  •
  subject to certain exceptions, issuing any equity securities or debt securities with equity features,

  •
  acquiring businesses, merging or consolidating with another entity,

  •
  selling, leasing or disposing of more than 15% of our consolidated assets (other than sales of inventory in the ordinary course of business),

  •
  liquidating, dissolving or effecting our recapitalization or reorganization,

  •
  entering into any transaction with any of our officers, directors, employees (or any of their relatives), affiliates or any entity in which any of the foregoing persons owns a beneficial interest,

  •
  amending our certificate of incorporation, bylaws or other agreements such that the number of authorized shares of our common stock would be increased or the rights of investors, including the GTCR Funds, would be impaired, or

  •
  taking any action with respect to the registration agreement described below.

        Prior to the completion of this offering, the stock purchase agreement will be amended to terminate the requirement that we obtain the consent of GTCR Fund VII, L.P. before taking the various actions discussed immediately above. Pursuant to the amended stock purchase agreement, the GTCR Funds will be permitted to designate a representative to our governance and nominating committee and our compensation committee so long as the GTCR Funds own at least 37.5% of the common stock that they will own immediately following this offering and there is no prohibition against a GTCR Fund designee serving on such committees under applicable law or under the rules of the New York Stock Exchange. The amended stock purchase agreement will also require us to obtain the consent of the GTCR Funds before issuing stock-based compensation to any of the six executive officers named above. The GTCR Funds' rights under this provision will terminate when the GTCR Funds cease to own at least 37.5% of the common stock they own immediately following this offering.

        The amended stock purchase agreement will also obligate us to deliver to the GTCR Funds financial statements, reports by accountants and an annual budget according to a specified schedule. The GTCR Funds may also inspect our properties, financial and corporate records as well as question our directors, officers, key employees and independent accountants regarding our finances and affairs.

Securityholders Agreement

        We are parties with the GTCR Funds, Heller Financial, Inc., Dunluce Investors III, L.L.C., the six executive officers named above, and TNS Holdings, L.L.C. to a securityholders agreement dated as of April 3, 2001.

        The securityholders agreement currently provides:

  •
  that our board of directors will consist of three members designated by the GTCR Funds, three members of management and up to three members agreed upon by the GTCR Funds and management or, if agreement is not reached, by the GTCR Funds,

  •
  restrictions on the transferability of TNS Holdings, L.L.C. membership units,

  •
  TNS Holdings, L.L.C. unitholders with a right to participate in transfers by other unitholders,

  •
  rights of first refusal with respect to certain proposed sales by our officers who are a party to the agreement, first to the company, then to certain other parties to the agreement, and

  •
  that the parties to the securityholders agreement (and their transferees) agree to approve and, if requested, to sell their shares on the terms and conditions approved by our board of directors and the holders of a majority of our common stock.

        In connection with this offering, the securityholders agreement will be terminated.

Senior Management Agreements

        We have entered into senior management agreements with each of Messrs. McDonnell, Jr., Bates, Graham, McDonnell III, Mudd and O'Brien. See "Management—Employment Contracts and Change of Control Arrangements" for a description of the senior management agreements for Messrs. McDonnell, Jr., Bates, Graham and Mudd. Messrs. McDonnell III and O'Brien purchased 250 and 100 common units of TNS Holdings, L.L.C., respectively, at a price of $100 per unit under substantially the same terms as those contained in the senior management agreement of Mr. McDonnell, Jr. In connection with this offering and the dissolution of TNS Holdings, L.L.C., the senior management agreements will be amended and restated, and Messrs. McDonnell III and O'Brien will receive a distribution of 299,696 and 119,878 shares of our common stock, all under substantially the same terms as described under "Management—Employment Contracts and Change of Control Arrangements."

Purchase Agreements

        The following purchase agreements were entered into by TNS Holdings, L.L.C. on April 3, 2001. Each of these agreements will be terminated pursuant to the dissolution agreement.

        Pursuant to a unit purchase agreement, GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Co-Invest, L.P. and Heller Financial, Inc. acquired preferred units and common units of TNS Holdings, L.L.C. for an aggregate purchase price of $126,222,632 and $777,468, respectively, and GTCR Fund VII, L.P., GTCR Fund VII/A, L.P. and GTCR Co-Invest, L.P. committed, subject to certain conditions, to purchase up to an additional $42,000,000 of equity securities of TNS Holdings, L.L.C. Heller Financial, Inc. committed to purchase up to an additional $333,333 of equity securities of TNS Holdings, L.L.C. at such times as GTCR Fund VII, L.P., GTCR Fund VII/A, L.P. and GTCR Co-Invest, L.P. made subsequent investments.

        Under the terms of a co-invest purchase agreement, Dunluce Investors III, L.L.C. acquired preferred units and common units of TNS Holdings, L.L.C. for an aggregate purchase price of $7,951,032 and $48,968, respectively and committed to purchase up to an additional $2,666,667 of equity securities of TNS Holdings, L.L.C. at such times as the GTCR Funds made subsequent investments pursuant to the unit purchase agreement.

        Pursuant to a warrant agreement and in connection with loans made to TNS Holdings, L.L.C., GTCR Capital Partners, L.P. acquired warrants, which were exercised, representing the right to purchase 3,842 preferred units and 235 common units of TNS Holdings, L.L.C., as well as the right to purchase additional warrants for preferred units at such times that GTCR Capital Partners, L.P. made additional loans to TNS Holdings, L.L.C.

        There have not been any subsequent purchases of securities under the unit purchase agreement, the co-invest purchase agreement or the warrant agreement.

Registration Agreement

        We and TNS Holdings, L.L.C. are parties to the Registration Agreement dated as of April 3, 2001. See "Description of Capital Stock—Registration Rights."

Equity Sponsor's Investment in TSI Telecommunication Holdings, L.L.C.

        Certain investment funds affiliated with GTCR Golder Rauner, L.L.C. are collectively the controlling stockholder of TSI Telecommunication Services Inc. We have done business with TSI in the past and expect to continue to do business with TSI in the future. For the year ended December 31, 2003, we received approximately $2.2 million in payments from TSI and paid approximately $441,000 to TSI for services received and provided in the ordinary course of business. Collin Roche, who serves as one of our directors, also serves on the board of directors of TSI.

PRINCIPAL AND SELLING STOCKHOLDERS

        Prior to this offering, substantially all of our outstanding equity securities were held by TNS Holdings, L.L.C., which is being dissolved in connection with this offering. The following table sets forth, as of December 31, 2003, information with respect to the beneficial ownership of our common stock by:

  •
  each person known to us to beneficially own more than 5% of the outstanding shares of our common stock,

  •
  each director of TNS and each executive officer,

  •
  all directors and executive officers as a group, and

  •
  each selling stockholder participating in the over-allotment option.

        Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Common stock subject to options that are currently exercisable or exercisable within 60 days of December 31, 2003 are deemed to be outstanding and beneficially owned by the person holding such options. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

        Percentage of beneficial ownership is based on 22,358,225 shares of common stock outstanding as of December 31, 2003 (assuming the conversion of all of our Class A redeemable convertible preferred stock plus accrued and unpaid dividends into 10,380,602 shares of our common stock as of December 31, 2003 and assuming an initial public offering price of $17.00 per share (the mid-point of the range on the front cover of this prospectus)) and 26,778,225 shares of common stock to be outstanding after the offering.

        Unless otherwise indicated, each stockholder has sole voting and investment power with respect to the shares beneficially owned by the stockholder and has the same address as TNS. Our address is 11480 Commerce Park Drive, Suite 600, Reston, Virginia 20191.

	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned After Offering
			Shares Being Offered(3)
Beneficial Owner	Number	Percent		Number	Percent
GTCR Fund VII, L.P.(1)(2)	19,225,378	86.0	657,934	18,567,444	69.3
GTCR Fund VII/A, L.P.(1)(2)	19,225,378	86.0	657,934	18,567,444	69.3
GTCR Co-Invest, L.P.(1)(2)	19,225,378	86.0	657,934	18,567,444	69.3
GTCR Capital Partners, L.P.(1)(2)	19,225,378	86.0	657,934	18,567,444	69.3
Heller Financial, Inc.(4)	148,040	*	5,066	142,974	*
John J. McDonnell, Jr.(5)	1,108,622	5.0	—	1,108,622	4.1
Brian J. Bates(6)	381,118	1.7	—	381,118	1.4
Henry H. Graham, Jr.(7)	336,706	1.5	—	336,706	1.3
John J. McDonnell III(8)	401,846	1.8	—	401,846	1.5
Matthew M. Mudd(9)	362,613	1.6	—	362,613	1.3
Alan R. Schwartz(10)	4,430	*	—	4,430	*
Bruce V. Rauner(1)(2)	19,225,378	86.0	657,934	18,567,444	69.3
Philip A. Canfield(1)(2)	19,225,378	86.0	657,934	18,567,444	69.3
Collin E. Roche(1)(2)	19,225,378	86.0	657,934	18,567,444	69.3
John B. Benton(10)(11)	1,132	*	—	1,132	*
Stephen X. Graham(10)(12)	626	*	—	626	*
George G. Moore(10)(13)	1,132	*	—	1,132	*
Executive officers and directors as a group (16 persons)	22,055,726	98.5	657,934	21,397,792	79.9

*
Represents less than one percent.

(1)
Includes 12,938,675 shares of common stock held by GTCR Fund VII, L.P., 5,545,146 shares of common stock held by GTCR Fund VII/A, L.P., 169,223 shares of common stock held by GTCR Co-Invest, L.P. and 572,334 shares of common stock held by GTCR Capital Partners, L.P. The foregoing amounts include 6,525,489 shares of common stock to be issued to GTCR Fund VII, L.P., 2,796,638 shares of common stock to be issued to GTCR Fund VII/A, L.P., 85,345 shares of common stock to be issued to GTCR Co-Invest, L.P. and 288,654 shares of common stock to be issued to GTCR Capital Partners, L.P. upon conversion of Class A redeemable convertible preferred stock plus accrued and unpaid dividends (referred to in these notes as the conversion). Each of Messrs. Rauner, Canfield and Roche is a principal in GTCR Golder Rauner, L.L.C., which is the general partner of the general partner of GTCR Fund VII, L.P. and GTCR Fund VII/A, L.P., the general partner of GTCR Co-Invest, L.P. and the general partner of the general partner of the general partner of GTCR Capital Partners, L.P. Each of Messrs. Rauner, Canfield and Roche disclaim the beneficial ownership of the shares held by such entities except to the extent of his proportionate ownership interests therein.

(2)
The address of each of GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Co-Invest, L.P., GTCR Capital Partners, L.P. and Messrs. Rauner, Canfield and Roche is c/o GTCR Golder Rauner, L.L.C., 6100 Sears Tower, Chicago, Illinois 60606.

(3)
Shares of common stock subject to purchase by the underwriters under the over-allotment option.

(4)
Includes 74,663 shares of common stock to be issued upon conversion of the Class A redeemable convertible preferred stock plus accrued and unpaid dividends. The address of Heller Financial, Inc. is 500 West Monroe Street, Chicago, Illinois 60661.

(5)
Includes 27,517 shares of common stock owned by his spouse, 183,444 shares of common stock owned by McDonnell & Associates, L.P. and 100,864 shares of common stock owned by him, each through Dunluce Investors III, L.L.C. Also includes 27,999 shares of common stock to be issued to his spouse, 186,656 shares of common stock to be issued to McDonnell & Associates, L.P. and 102,630 shares of common stock to be issued to him, each through Dunluce Investors III, L.L.C., upon the conversion. Mr. McDonnell disclaims beneficial ownership of common stock owned by, or to be issued upon conversion to, Dunluce Investors III, L.L.C. in excess of his proportionate interest in Dunluce Investors III, L.L.C. Of the shares listed in the table, 215,781 shares are unvested under a senior management agreement between us and Mr. McDonnell.

(6)
Includes 9,172 shares of common stock owned by his spouse and 31,185 shares of common stock owned by him, each through Dunluce Investors III, L.L.C. Also includes 9,333 shares of common stock to be issued to his spouse and 31,732 shares of common stock to be issued to him, each through Dunluce Investors III, L.L.C., upon the conversion. Mr. Bates disclaims beneficial ownership of common stock owned by, or to be issued upon conversion to, Dunluce Investors III, L.L.C. in excess of his proportionate interest in Dunluce Investors III, L.L.C. Of the shares listed in the table, 134,863 shares are unvested under a senior management agreement between us and Mr. Bates.

(7)
Includes 18,345 shares of common stock owned by him through Dunluce Investors III, L.L.C. and 18,666 shares of common stock to be issued to him through Dunluce Investors III, L.L.C. upon the conversion. Mr. Graham disclaims beneficial ownership of common stock owned by, or to be issued upon conversion to, Dunluce Investors III, L.L.C. in excess of his proportionate interest in Dunluce Investors III, L.L.C. Of the shares listed in the table, 134,863 shares are unvested under a senior management agreement between us and Mr. Graham.

(8)
Includes 50,632 shares of common stock owned by him through Dunluce Investors III, L.L.C. and 51,519 shares of common stock to be issued to him through Dunluce Investors III, L.L.C. upon the conversion. Mr. McDonnell disclaims beneficial ownership of common stock owned by, or to be issued upon conversion to, Dunluce Investors III, L.L.C. in excess of his proportionate interest in Dunluce Investors III, L.L.C. Of the shares listed in the table, 134,863 shares are unvested under a senior management agreement between us and Mr. McDonnell.

(9)
Includes 9,172 shares of common stock owned by his spouse and 22,013 shares of common stock owned by him, each through Dunluce Investors III, L.L.C. Also includes 9,333 shares of common stock to be issued to his spouse and 22,399 shares of common stock to be issued to him, each through Dunluce Investors III, L.L.C., upon the conversion. Mr. Mudd disclaims beneficial ownership of common stock owned by, or to be issued upon conversion to, Dunluce Investors III, L.L.C. in excess of his proportionate interest in Dunluce Investors III, L.L.C. Of the shares listed in the table, 134,863 shares are unvested under a senior management agreement between us and Mr. Mudd.

(10)
Represents shares issuable upon exercise of options currently exercisable or exercisable within 60 days.

(11)
The address for Mr. Benton is c/o Benton Consulting Partners, 655 Deep Valley Drive, Suite 120, Rolling Hills Estates, California 90274.

(12)
The address for Mr. Stephen X. Graham is c/o Crosshill Financial Group, Inc., 1000 Wilson Blvd. Suite 1850, Arlington, Virginia 22209.

(13)
The address for Mr. Moore is c/o TARGUS Information Corporation, 8010 Towers Crescent Drive, 5th Floor, Vienna, Virginia 22182.

DESCRIPTION OF CAPITAL STOCK

        Upon the closing of this offering, our authorized capital stock will consist of    shares of common stock, $0.001 par value per share, and             shares of preferred stock, $0.001 par value per share.

        The following is a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our certificate of incorporation which is filed as an exhibit to the registration statement of which this prospectus is a part.

Common Stock

        As of December 31, 2003, there were 22,358,225 shares of common stock outstanding held by four stockholders and options outstanding to purchase 362,326 shares of common stock under our stock option plans.

        Dividend rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as our board of directors may from time to time determine.

        Voting rights. Each common stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Our first annual meeting of stockholders following the offering will be held in 2005.

        No preemptive or similar rights. Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

        Right to receive liquidation distributions. Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

        Following the offering, we will be authorized, subject to the limits imposed by the Delaware General Corporation Law, to issue up to            shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations and restrictions. Our board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders.

        Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that affect adversely the voting power or other rights of our common stockholders. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing our change in control and may cause the market price of our common stock to decline or impair the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Registration Rights

        We entered into a registration agreement with TNS Holdings, L.L.C., dated April 3, 2001. In connection with this offering and the dissolution of TNS Holdings, L.L.C, we will enter into an amended and restated registration agreement with the GTCR Funds, Heller Financial, Inc., the members of Dunluce Investors III, L.L.C. and Messrs. McDonnell, Jr., Bates, Graham, McDonnell III, Mudd and O'Brien. The amended and restated registration agreement will grant the holders of a majority of the shares of our common stock that are registrable under the registration agreement, whom we refer to as the majority stockholders, the right, at any time, to demand that we file a registration statement with the Securities and Exchange Commission to register all or part of their shares of common stock. Subject to certain limitations, we will be obligated to effect an unlimited number of long-form and short-form registrations upon the majority stockholders' demand, for which we will be required to pay the registration expenses.

        In addition, if we propose to register securities for our own account, the stockholders who are parties to the registration agreement may be entitled to include their shares in that registration. All of these registration rights are subject to conditions and limitations, which include our right or the right of the underwriters of an offering to limit the number of shares included in a registration under some circumstances.

Antitakeover Effects of Delaware Law and Provisions of Our Certificate of Incorporation and Bylaws

Delaware takeover statute

        We will be subject to Section 203 of the Delaware General Corporation Law. This statute regulating corporate takeovers prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder, unless:

  •
  prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder,

  •
  the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

  •
  on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

        Section 203 defines a business combination to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder,

  •
  any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation,

  •
  subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Certificate of incorporation and bylaw provisions

        Provisions of our certificate of incorporation and bylaws which will become effective upon the closing of this offering may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of our company. These provisions could cause the price of our common stock to decrease. Some of these provisions allow us to issue preferred stock without any vote or further action by the stockholders and eliminate the right of stockholders to act by written consent without a meeting. These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in our control. The amendment of any of these provisions would require approval by holders of at least two-thirds of the outstanding common stock.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Wachovia Bank, N.A.

New York Stock Exchange Listing

        We have applied to have our common stock listed on the New York Stock Exchange under the symbol "TNS." In connection with that listing, the underwriters have undertaken to sell the minimum number of shares to the minimum number of beneficial owners necessary to meet the New York Stock Exchange listing requirements.

SHARES ELIGIBLE FOR FUTURE SALE

        Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our common stock.

        Upon completion of this offering, we will have outstanding 26,778,225 shares of common stock, including the issuance of 4,420,000 shares of common stock offered by us and assuming no exercise of options outstanding after December 31, 2003. All of the 4,420,000 shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act.

        All of the remaining 22,358,225 shares of common stock were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. Of these shares, 22,340,716 will be subject to lock-up agreements, described below, on the date of this prospectus. Upon expiration of the lock-up agreements, these shares will become eligible for sale pursuant to Rule 144(k), Rule 144 and Rule 701.

Relevant dates	Approximate number of shares eligible for future sale	Comment
On the date of this prospectus	4,420,000	Freely tradeable shares sold in this offering
180 days after the date of this prospectus	22,340,716	All shares subject to lock-up agreements released; shares saleable under Rules 144, 144(k) and 701

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately 267,782 shares immediately after this offering, or

  •
  the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice filing and the availability of current public information about us.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering. The Securities Act defines affiliates to be persons that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, TNS, Inc. These persons typically include our executive officers and directors.

Rule 701

        In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering, without having to comply with the holding period requirements or other restrictions contained in Rule 144.

        The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than "affiliates," as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by "affiliates" under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Agreement

        We entered into a registration agreement with TNS Holdings, L.L.C., dated April 3, 2001. In connection with this offering and the dissolution of TNS Holdings, L.L.C., we will enter into an amended and restated registration agreement with the GTCR Funds, Heller Financial, Inc., the members of Dunluce Investors III, L.L.C. and the six executive officers. The amended and restated registration agreement will grant the holders of a majority of our common stock that are registrable under the registration agreement, whom we refer to as the majority shareholders, the right, at any time, to demand that we file a registration statement with the Securities and Exchange Commission to register all or part of their shares of common stock. Subject to certain limitations, we will be obligated to effect an unlimited number of long-form and short-form registrations upon the majority shareholders' demand, for which we will be required to pay the registration expenses.

        In addition, if we propose to register securities for our own account, the stockholders who are parties to the registration agreement may be entitled to include their shares in that registration. All of these registration rights are subject to conditions and limitations, which include our right or the right of the underwriters of an offering to limit the number of shares included in a registration under some circumstances.

Stock Options

        We intend to file a registration statement under the Securities Act of 1933 covering the shares of common stock reserved for issuance upon exercise of options under our 2001 Founders' Stock Option Plan and our 2004 Long-Term Incentive Plan. The registration statement is expected to be filed prior to the closing of this offering and to become effective as soon as practicable after filing. Accordingly, shares registered under the registration statement will be available for sale in the open market after the effective date of the registration statement, except with respect to Rule 144 volume limitations that apply to our affiliates.

Lock-up Agreements

        We, all of our directors and executive officers and substantially all of our stockholders have agreed that, without the prior written consent of J.P. Morgan Securities Inc. and Lehman Brothers Inc., we and they will not, subject to some exceptions, directly or indirectly, offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any common stock or any securities which may be converted into or exchanged for any common stock or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock for a period of 180 days from the date of this prospectus other than permitted transfers.

PLAN OF DISTRIBUTION

        Under the terms of an underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom J.P. Morgan Securities Inc., Lehman Brothers Inc., Credit Suisse First Boston LLC, William Blair & Company, L.L.C. and SunTrust Capital Markets, Inc. are acting as representatives, have severally agreed to purchase from us the respective number of shares of common stock opposite their names below:

Underwriters	Number of shares
J.P. Morgan Securities Inc.
Lehman Brothers Inc.
Credit Suisse First Boston LLC
William Blair & Company, L.L.C.
SunTrust Capital Markets, Inc.

        The underwriting agreement provides that the underwriters' obligations to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

  •
  the representations and warranties made by us to the underwriters are true,

  •
  there is no material adverse change in our condition, and

  •
  we deliver customary closing documents to the underwriters.

Over-Allotment Option

        The selling stockholders have granted the underwriters a 30-day option after the date of this prospectus, to purchase, in whole or in part, up to an aggregate of 663,000 shares at the public offering price less underwriting discounts and commissions. The option may be exercised to cover over-allotments, if any, made in connection with the offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter's percentage underwriting commitment in the offering as indicated in the preceding table.

Commissions and Expenses

        The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' overallotment option to purchase 663,000 additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to purchase the shares from us.

	No exercise	Full exercise
Per share	$	$
Total	$	$

        The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $            per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $            per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

        We estimate that the expenses of the offering that are payable by us will be approximately $1.1 million.

Lock-Up Agreements

        We, all of our directors and executive officers and substantially all of our stockholders have agreed that, without the prior written consent of J.P. Morgan Securities Inc. and Lehman Brothers Inc., we and they will not directly or indirectly, offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any common stock or any securities which may be converted into or exchanged for any common stock or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock for a period of 180 days from the date of this prospectus other than for:

  •
  transfers of shares of common stock or any security convertible into common stock (1) in this offering, (2) as a gift or gifts to immediate family members and charitable institutions for no consideration, (3) to an entity controlled by the stockholder or an immediate family member stockholder, (4) by will or the laws of descent and distribution, or (5) to a trust the beneficiaries of which are members of the immediate family of the stockholder;

  •
  a conversion of our Class A redeemable preferred stock upon the closing of this offering; or

  •
  distributions of shares of common stock or any security convertible into or exercisable or exchangeable for common stock to limited partners, members, affiliates or stockholders of the stockholder,

provided that no filing under Section 16 of the Securities Exchange Act is required in connection with these transactions during the 180 day lock-up period other than common stock sold in this offering.

        22,340,716 shares of our common stock will be subject to these lock-up agreements.

Offering Price Determination

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the underwriters. The factors that the representatives will consider in determining the public offering price include:

  •
  the history and prospects for the industry in which we compete,

  •
  our financial information,

  •
  the ability of our management and our business potential and earning prospects,

  •
  the prevailing securities markets at the time of this offering, and

  •
  the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Listing

        We have applied to have our common stock listed on the New York Stock Exchange under the symbol "TNS." In connection with that listing, the underwriters have undertaken to sell the minimum number of shares to the minimum number of beneficial owners necessary to meet the New York Stock Exchange listing requirements.

Indemnification

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and liabilities incurred in connection with the directed share program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

        The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market;

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum;

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering; and

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

        A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates, including Lehman Brothers Inc. In those cases, prospective investors may view the preliminary prospectus and the final prospectus online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations. In addition, one or more of the underwriters participating in this offering may distribute prospectuses electronically.

        Other than the prospectus in electronic format, the information on any underwriter's or selling group member's website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Directed Share Program

        At our request, Lehman Brothers Inc. has reserved for sale at the initial public offering price up to            shares offered hereby for officers, directors, employees and certain other persons associated with us. Each of our directors and employees who participates in this program will agree that they will not, directly or indirectly, sell, transfer, assign, pledge or hypothecate any shares for a period of at least 90 days from the date of this prospectus and comply with any other rules imposed by NASD Regulation, Inc. We will pay all fees and disbursements of counsel incurred by the underwriters in connection with offering the shares to such persons. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

Discretionary Accounts

        The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Relationships

        The underwriters have performed and may in the future perform investment banking and advisory services for us from time to time for which they have received or may in the future receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with or perform services for us in the ordinary course of their business.

NOTICE TO CANADIAN RESIDENTS

Offers and Sales in Canada

        This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus with the relevant Canadian securities regulators and only by a dealer properly registered under applicable provincial securities laws or, alternatively, pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

        This prospectus is for the confidential use of only those persons to whom it is delivered by the underwriters in connection with the offering of the shares into Canada. The underwriters reserve the right to reject all or part of any offer to purchase shares for any reason or allocate to any purchaser less than all of the shares for which it has subscribed.

Responsibility

        Except as otherwise expressly required by applicable law or as agreed to in contract, no representation, warranty, or undertaking (express or implied) is made and no responsibilities or liabilities of any kind or nature whatsoever are accepted by any underwriter or dealer as to the accuracy or completeness of the information contained in this prospectus or any other information provided by the company or the selling stockholders in connection with the offering of the shares into Canada.

Resale Restrictions

        The distribution of the shares in Canada is being made on a private placement basis only and is exempt from the requirement that the company and the selling stockholders prepare and file a prospectus with the relevant Canadian regulatory authorities. Accordingly, any resale of the shares must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with exemptions from registration and prospectus requirements. Canadian purchasers are advised to seek legal advice prior to any resale of the shares.

Representations of Purchasers

        Each Canadian investor who purchases shares will be deemed to have represented to the company, the selling stockholders, the underwriters and any dealer who sells shares to such purchaser that: (1) the offering of the shares was not made through an advertisement of the shares in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada; (2) such purchaser has reviewed the terms referred to above under "Resale Restrictions" above; (3) where required by law, such purchaser is purchasing as principal for its own account and not as agent; and (4) such purchaser or any ultimate purchaser for which such purchaser is acting as agent is entitled under applicable Canadian securities laws to purchase such shares without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing: (a) in the case of a purchaser located in a province other than Ontario and Newfoundland and Labrador, without the dealer having to be registered, (b) in the case of a purchaser located in a province other than Ontario or Quebec, such purchaser is an "accredited investor" as defined in section 1.1 of Multilateral Instrument 45-103—Capital Raising Exemptions, (c) in the case of a purchaser located in Ontario, such purchaser, or any ultimate purchaser for which such purchaser is acting as agent, is an "accredited investor", other than an individual, as that term is defined in Ontario Securities Commission Rule 45-501—Exempt Distributions and is a person to which a dealer registered as an international dealer in Ontario may sell shares, and (d) in the case of a purchaser located in Québec, such purchaser is a "sophisticated purchaser" within the meaning of section 44 or 45 of the Securities Act (Québec).

Taxation and Eligibility for Investment

        Any discussion of taxation and related matters contained in this prospectus does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the shares. Canadian purchasers of shares should consult their own legal and tax advisers with respect to the tax consequences of an investment in the shares in their particular circumstances and with respect to the eligibility of the shares for investment by the purchaser under relevant Canadian federal and provincial legislation and regulations.

Rights of Action for Damages or Rescission (Ontario)

        Securities legislation in Ontario provides that every purchaser of shares pursuant to this prospectus shall have a statutory right of action for damages or rescission against the company and any selling stockholder in the event this prospectus contains a misrepresentation as defined in the Securities Act  (Ontario). Ontario purchasers who purchase shares offered by this prospectus during the period of distribution are deemed to have relied on the misrepresentation if it was a misrepresentation at the time of purchase. Ontario purchasers who elect to exercise a right of rescission against the company and any selling stockholder on whose behalf the distribution is made shall have no right of action for damages against the company or the selling stockholders. The right of action for rescission or damages conferred by the statute is in addition to, and without derogation from, any other right the purchaser may have at law. Prospective Ontario purchasers should refer to the applicable provisions of Ontario securities legislation and are advised to consult their own legal advisers as to which, or whether any, of such rights or other rights may be available to them.

        The foregoing summary is subject to the express provisions of the Securities Act (Ontario) and the rules, regulations and other instruments thereunder, and reference is made to the complete text of such provisions contained therein. Such provisions may contain limitations and statutory defences on which the Company and the selling stockholders may rely. The enforceability of these rights may be limited as described herein under "Enforcement of Legal Rights".

        The rights of action discussed above will be granted to the purchasers to whom such rights are conferred upon acceptance by the relevant dealer of the purchase price for the shares. The rights discussed above are in addition to and without derogation from any other right or remedy which purchasers may have at law. Similar rights may be available to investors in other Canadian provinces.

Enforcement of Legal Rights

        The company is organized under the laws of the State of Delaware in the United States of America. All, or substantially all, of the directors and officers of the company, as well as the selling stockholders and the experts named herein, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the company or such persons. All or a substantial portion of the assets of the company and such other persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgement against the company or such persons in Canada or to enforce a judgement obtained in Canadian courts against the Company or such persons outside of Canada.

Language of Documents

        Upon receipt of this document, you hereby confirm that you have expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, vous confirmez par les présentes que vous avez expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d'achat ou tout avis) soient rédigés en anglais seulement.

LEGAL MATTERS

        The validity of the common stock offered hereby will be passed upon for us by Arent Fox PLLC, Washington, D.C. Various legal matters relating to the offering will be passed upon for the underwriters by Gray Cary Ware & Freidenrich LLP, Washington, D.C.

EXPERTS

        The consolidated financial statements of TNS, Inc. (formerly TNS Holdings, Inc.) at December 31, 2002 and 2003, and for the period from April 3, 2001 through December 31, 2001 and the years ended December 31, 2002 and 2003 and the consolidated financial statements of Transaction Network Services, Inc. (formerly PSINet Transaction Solutions, Inc.) for the period from January 1, 2001 through April 2, 2001, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon (which contain an explanatory paragraph that net loss attributable to common stockholders and basic and diluted net loss per common share for the period from April 3, 2001 through December 31, 2001 were restated as discussed in Note 5 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contain additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit various information included in the registration statement from this document.

        In addition, upon completion of this offering, we will become subject to the reporting and information requirements of the Securities Exchange Act of 1934 and, as a result, will file periodic reports, proxy statements and other information with the SEC. You may read and copy this information at the public reference room of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 450 Fifth St., N.W., Room 1024, Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at (800) SEC-0330.

        The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers like us who file electronically with the SEC. The address of that website is http://www.sec.gov.

        We intend to furnish our stockholders with annual reports containing audited financial statements and to make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

TNS, INC. (Formerly TNS Holdings, Inc.)
REPORT OF INDEPENDENT AUDITORS
CONSOLIDATED BALANCE SHEETS
As of December 31, 2002 and 2003
CONSOLIDATED STATEMENTS OF OPERATIONS
For the period from April 3, 2001 through December 31, 2001 and the years ended December 31, 2002 and 2003
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
For the period from April 3, 2001 through December 31, 2001 and the years ended December 31, 2002 and 2003
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the period from April 3, 2001 through December 31, 2001 and the years ended December 31, 2002 and 2003
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
TRANSACTION NETWORK SERVICES, INC.(Predecessor #1, Formerly PSINet Transaction Solutions, Inc.)
REPORT OF INDEPENDENT AUDITORS
CONSOLIDATED STATEMENT OF OPERATIONS
For the period from January 1, 2001 through April 2, 2001
CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
For the period from January 1, 2001 through April 2, 2001
CONSOLIDATED STATEMENT OF CASH FLOWS For the period from January 1, 2001 through April 2, 2001
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
INTRODUCTION TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS For the year ended December 31, 2003
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET As of December 31, 2003
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of TNS, Inc. (formerly TNS Holdings, Inc.):

        We have audited the accompanying consolidated balance sheets of TNS, Inc. (formerly TNS Holdings, Inc., the Company) as of December 31, 2002 and 2003, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the period from April 3, 2001 through December 31, 2001, and for the years ended December 31, 2002 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TNS, Inc. (formerly TNS Holdings, Inc.) at December 31, 2002 and 2003, and the consolidated results of its operations and its cash flows for the period from April 3, 2001 through December 31, 2001 and for the years ended December 31, 2002 and 2003, in conformity with accounting principles generally accepted in the United States.

        As discussed in Note 2 to the financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

        The Company has restated its net loss attributable to common stockholders and basic and diluted net loss per common share for the period from April 3, 2001 through December 31, 2001 as discussed in Note 5 to the financial statements.

                        Ernst & Young LLP

McLean, Virginia
February 6, 2004 (except with respect
to the matter discussed in paragraph 5 of Note 1,
as to which the date is February     , 2004)

The foregoing report is in the form that will be signed upon the completion of the restatement of capital accounts described in paragraph 5 of Note 1 to the financial statements.

                        /s/ Ernst & Young LLP

McLean, Virginia
February 19, 2004

TNS, INC.
(formerly TNS Holdings, Inc.)

CONSOLIDATED BALANCE SHEETS

	December 31, 2002	December 31, 2003	Pro forma as adjusted as of December 31, 2003 (unaudited)
	(in thousands, except per share and share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$5,984	$11,074	$11,074
Accounts receivable, net of allowance for doubtful accounts of $3,952 and $4,313, respectively	42,236	41,490	41,490
Other current assets	5,048	7,457	8,397

Total current assets	53,268	60,021	60,961

Property and equipment, net	45,469	45,745	45,745
Identifiable intangible assets, net	255,062	223,919	223,919
Goodwill	4,519	4,453	4,453
Other assets	4,493	8,221	7,870

Total assets	$362,811	$342,359	$342,948

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Current portion of long-term debt	$18,951	$28,731	$11,000
Accounts payable and accrued expenses	39,714	39,872	39,108
Deferred revenue	4,829	7,320	7,320
Other current liabilities	2,697	2,200	2,200

Total current liabilities	66,191	78,123	59,628

Long-term debt, net of current portion	150,396	121,664	73,409
Deferred tax liabilities	5,242	214	214
Other liabilities	1,468	3,400	3,400

Total liabilities	223,297	203,401	136,651

Commitments and contingencies (see Note 10)
Class A redeemable convertible preferred stock, $0.01 par value; 179,746 shares authorized; 134,846 shares issued and outstanding as of December 31, 2002 and 2003, and no shares issued or outstanding on a pro forma as adjusted basis (aggregate liquidation preference of $176,470 as of December 31, 2003)	161,410	176,470	—
Stockholders' deficit:
Common stock, $0.001 par value; 132,298,445 shares authorized; 11,976,917 and 11,977,623 shares issued and outstanding as of December 31, 2002 and 2003, respectively, and 26,778,225 shares issued and outstanding on a pro forma as adjusted basis	12	12	27
Additional paid-in capital	2,363	2,277	247,482
Accumulated deficit	(22,729)	(38,889)	(40,300)
Deferred stock compensation	(367)	(173)	(173)
Accumulated other comprehensive loss	(1,175)	(739)	(739)

Total stockholders' deficit	(21,896)	(37,512)	206,297

Total liabilities and stockholders' deficit	$362,811	$342,359	$342,948

See accompanying notes.

TNS, INC.
(formerly TNS Holdings, Inc.)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Period from April 3, 2001 through December 31, 2001 (Restated)	Year ended December 31, 2002	Year ended December 31, 2003
	(in thousands, except per share and share amounts)
Revenues	$144,994	$202,180	$223,353
Operating expenses:
Cost of network services, exclusive of the items shown separately below	73,650	108,392	119,990
Engineering and development	6,560	10,638	11,560
Selling, general, and administrative	18,795	33,063	37,284
Depreciation and amortization of property and equipment	8,376	16,480	20,220
Amortization of intangible assets	15,601	23,150	25,769
Costs of terminated initial public offering	—	1,473	—

Total operating expenses	122,982	193,196	214,823

Income from operations	22,012	8,984	8,530
Interest expense	(12,091)	(11,917)	(11,272)
Interest income	215	160	154
Other income, net	340	755	2,390

Income (loss) before income taxes, equity in net loss of unconsolidated affiliate and minority interest in net loss of consolidated subsidiary	10,476	(2,018)	(198)
Income tax provision	(4,562)	(45)	(838)
Equity in net loss of unconsolidated affiliate	—	(364)	(64)
Minority interest in net loss of consolidated subsidiary	348	—	—

Net income (loss)	6,262	(2,427)	(1,100)
Dividends on preferred stock	(11,934)	(14,630)	(15,060)
Loss on early extinguishment of related party debt, net of tax benefit of $1,428	(2,238)	—	—

Net loss attributable to common stockholders	$(7,910)	$(17,057)	$(16,160)

Basic and diluted net loss per common share	$(0.66)	$(1.42)	$(1.35)

Basic and diluted weighted average common shares outstanding	11,975,309	11,976,213	11,977,590

Pro forma basic and diluted net loss per common share (unaudited)			$(0.05)

Pro forma basic and diluted weighted average common shares outstanding (unaudited)			22,358,192

See accompanying notes.

TNS, INC.
(formerly TNS Holdings, Inc.)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

	Stockholders' deficit
	Common stock
			Additional paid-in capital	Accumulated deficit	Deferred stock compensation	Accumulated other comprehensive loss	Total stockholders' deficit	Comprehensive income (loss)
	Shares	Amount
	(in thousands, except per share and share amounts)
Balance, April 3, 2001	—	$—	$—	$—	$—	$—	$—	$—
Issuance of common stock	11,975,309	12	4,158	—	—	—	4,170	—
Loss on early extinguishment of related party debt, net of tax benefit of $1,428	—	—	(2,238)	—	—	—	(2,238)	—
Dividends on preferred stock	—	—	—	(11,934)	—	—	(11,934)	—
Change in market value of derivative instruments	—	—	—	—	—	(858)	(858)	(858)
Foreign currency translation	—	—	—	—	—	153	153	153
Net income	—	—	—	6,262	—	—	6,262	6,262

Balance, December 31, 2001	11,975,309	12	1,920	(5,672)	—	(705)	(4,445)
Total, December 31, 2001								$5,557

Dividends on preferred stock	—	—	—	(14,630)	—	—	(14,630)	$—
Exercise of employee stock options	1,608	—	33	—	—	—	33	—
Stock compensation	—	—	410	—	(367)	—	43	—
Change in market value of derivative instruments	—	—	—	—	—	476	476	476
Foreign currency translation	—	—	—	—	—	(946)	(946)	(946)
Net loss	—	—	—	(2,427)	—	—	(2,427)	(2,427)

Balance, December 31, 2002	11,976,917	12	2,363	(22,729)	(367)	(1,175)	(21,896)
Total, December 31, 2002								$(2,897)

Dividends on preferred stock	—	—	—	(15,060)	—	—	(15,060)	$—
Exercise of employee stock options	706	—	14	—	—	—	14	—
Revaluation of options	—	—	(100)	—	100	—	—	—
Stock compensation expense	—	—	—	—	94	—	94	—
Change in market value and expiration of derivative instruments	—	—	—	—	—	(350)	(350)	(350)
Foreign currency translation	—	—	—	—	—	786	786	786
Net loss	—	—	—	(1,100)	—	—	(1,100)	(1,100)

Balance, December 31, 2003	11,977,623	12	2,277	(38,889)	(173)	(739)	(37,512)

Total, December 31, 2003								(664)

Conversion of Class A redeemable convertible preferred stock into common stock (unaudited)	10,380,602	10	176,460	—	—	—	176,470	—
Initial public offering (unaudited)	4,420,000	5	68,745	—	—	—	68,750	—
Write-off of deferred financing costs, net of tax effect (unaudited)	—	—	—	(1,411)	—	—	(1,411)	(1,411)

Pro forma as adjusted balance, December 31, 2003 (unaudited)	26,778,225	$27	$247,482	$(40,300)	$(173)	$(739)	$206,297	$(2,075)

See accompanying notes.

TNS, INC.
(formerly TNS Holdings, Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Period from April 3, 2001 through December 31, 2001	Year ended December 31, 2002	Year ended December 31, 2003
	(in thousands)
Cash flows from operating activities:
Net income (loss)	$6,262	$(2,427)	$(1,100)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization of property and equipment	8,376	16,480	20,220
Amortization of intangible assets	15,601	23,150	25,769
Deferred income tax benefit	(473)	(1,871)	(1,345)
Loss (gain) on disposal of property and equipment	—	1,047	29
Amortization of deferred financing costs	1,601	1,988	1,953
Amortization of discount on senior subordinated debt	200	—	—
Costs of terminated initial public offering	—	1,473	—
Equity in net loss of unconsolidated affiliate	—	364	64
Stock compensation	—	43	94
Minority interest in net loss of consolidated subsidiary	(348)	—	—
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable, net	1,745	(13,155)	862
Other current and noncurrent assets	539	256	(4,820)
Accounts payable and accrued expenses	(1,522)	6,731	2,831
Deferred revenue	(185)	1,437	2,191
Other current and noncurrent liabilities	1,857	(587)	1,329

Net cash provided by operating activities:	33,653	34,929	48,077

Cash flows from investing activities:
Purchases of property and equipment	(10,394)	(21,638)	(17,114)
Investment in affiliated entity	—	—	(100)
Purchase of Transaction Network Services, Inc., net of cash acquired	(276,955)	—	—
Purchase of TranXact assets	—	(45,101)	—
Purchase of Openet S.r.l., net of cash acquired	—	(1,513)	(1,985)
Minority investment in consolidated subsidiary	500	—	—
Purchase of minority interest in TNS Australia	(2,050)	—	—
Purchase of Transpoll Offline	—	—	(2,523)

Net cash used in investing activities:	(288,899)	(68,252)	(21,722)

Cash flows from financing activities:
Proceeds from issuance of long-term debt, net of financing costs of $5,626, $1,578 and $—, respectively	144,374	48,422	—
Repayment of long-term debt	(16,340)	(14,837)	(18,952)
Payment of refinancing costs	—	—	(588)
Proceeds from issuance of senior subordinated debt	26,134	—	—
Repayment of senior subordinated debt	(30,000)	—	—
Proceeds from stock option exercises	—	33	14
Proceeds from issuance of preferred stock	134,846	—	—
Proceeds from issuance of common stock	4,170	—	—

Net cash provided by (used in) financing activities:	263,184	33,618	(19,526)

Effect of exchange rates on cash and cash equivalents	153	(2,402)	(1,739)

Net increase (decrease) in cash and cash equivalents	8,091	(2,107)	5,090
Cash and cash equivalents, beginning of period	—	8,091	5,984

Cash and cash equivalents, end of period	$8,091	$5,984	$11,074

Supplemental disclosures of cash flow information:
Cash paid for interest	$9,491	$9,930	$9,665

Cash paid for income taxes	$350	$4,814	$1,763

See accompanying notes.

TNS, INC.
(formerly TNS Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003

1.    The Company:

Business Description

        TNS, Inc. (TNS or the Company, formerly TNS Holdings, Inc.) is a Delaware corporation. On October 30, 2003, the Company changed its name to TNS, Inc. As of December 31, 2003, TNS Holdings, L.L.C. (TNS LLC) owns 100 percent of the outstanding preferred shares and approximately 11.9 million common shares of TNS and does not hold any other investments. Immediately upon closing of the initial public offering contemplated by this prospectus, TNS LLC will be dissolved and its shares of TNS will be distributed to its members.

        TNS is a leading provider of business-critical data communications services to processors of credit card, debit card and automated teller machine (ATM) transactions. TNS is also a leading provider of call signaling and database access services to the domestic telecommunications industry and of secure data and voice network services to the global financial services industry. TNS' data communication services enable secure and reliable transmission of time-sensitive, transaction-related information critical to its customers' operations. The Company's customers outsource their data communication requirements to TNS because of the Company's expertise, comprehensive customer support, and cost-effective services. TNS provides services to customers in the United States and increasingly to international customers in 12 countries, including Canada and countries in Europe and the Asia-Pacific region.

        The Company provides its services through its multiple data networks, each designed specifically for transaction applications. These networks support a variety of widely accepted communications protocols and are designed to be scalable and accessible by multiple methods, including dial-up, dedicated, wireless and Internet connections.

        The Company has four business divisions: (1) the point-of-sale/point-of-service (POS) division, which provides data communications services to payment processors in the U.S. and Canada, (2) the telecommunication services division (TSD), which provides call signaling services and database access services targeting primarily the telecommunications industry, (3) the financial services division (FSD), which provides, primarily to the financial services community, data networking services in support of the Financial Information eXchange (FIX) messaging protocol and other transaction-oriented trading applications, and (4) the international services division (ISD), which markets the Company's POS and financial services in countries outside of the United States and Canada.

        All share and per share amounts have been retroactively adjusted to give effect to a 1-for-8.1 reverse stock split to be adopted prior to the closing of the initial public offering contemplated by this prospectus. The reverse stock split ratio will be adjusted to the extent the initial public offering price is not $17.00 per share, because the number of shares of common stock to be issued in exchange for the conversion of the Class A redeemable convertible preferred stock will vary. In addition, the reverse stock split ratio will be adjusted as additional dividends accrue and remain unpaid on the Class A redeemable preferred stock subsequent to December 31, 2003. Any adjustment of the reverse stock split ratio, however, will not result in an adjustment of the number of shares of common stock offered or the total number of shares of common stock outstanding upon completion of this offering.

2.    Summary of Significant Accounting Policies:

Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions are eliminated upon consolidation. The Company consolidates investments where it has a controlling financial interest as defined by Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements" as amended by Statement of Financial Accounting Standards (SFAS) No. 94, "Consolidation of all Majority-Owned Subsidiaries." The usual condition for controlling financial interest is ownership of a majority of the voting interest and, therefore, as a general rule ownership, directly or indirectly, of over fifty percent of the outstanding voting shares is a condition pointing towards consolidation. For investments in variable interest entities, as defined by Financial Statement Accounting Board (FASB) Interpretation No. 46, "Consolidation of Variable Interest Entities," (FIN 46) the Company consolidates when it is determined to be the primary beneficiary of the variable interest entity. For those investments in entities where the Company has significant influence over operations, but where the Company neither has a controlling financial interest nor is the primary beneficiary of a variable interest entity, the Company follows the equity-method of accounting pursuant to Accounting Principles Bulletin (APB) Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock."

Unaudited Pro Forma Financial Information

        The unaudited pro forma as adjusted balance sheet gives effect to the initial public offering contemplated hereby as if it had occurred on December 31, 2003. The pro forma net loss per common share is computed using the pro forma weighted average number of common shares outstanding during the period. Pro forma weighted average common shares assumes the conversion of the Class A redeemable convertible preferred stock plus accrued and unpaid dividends into common stock upon the consummation of this offering.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Significant estimates affecting the consolidated financial statements include management's judgments regarding the allowance for doubtful accounts, reserves for excess and obsolete inventories, future cash flows from long-lived assets, and accrued expenses for probable losses. Actual results could differ from those estimates.

Revenue Recognition

        The Company recognizes revenue when persuasive evidence of an agreement exists, the terms are fixed and determinable, services are performed, and collection is probable. Cash received in advance of revenue recognition is recorded as deferred revenue. POS services revenue is derived primarily from per transaction fees paid by the Company's customers for the transmission of transaction data, through the Company's networks, between payment processors and POS or ATM terminals. Telecommunication services revenue is derived primarily from fixed monthly fees for call signaling services and per query fees charged for database access and validation services. Financial services revenue is derived primarily from monthly recurring fees based on the number of customer connections to and through the Company's networks. Incentives granted to new customers or upon contract renewals are deferred and recognized ratably as a reduction of revenue over the contract period to the extent that the incentives are recoverable against the customer's minimum purchase commitments under the contract. Deferred customer incentives were approximately $526,000 and $2,000,000 as of December 31, 2002 and 2003, respectively, of which approximately $274,000 and $721,000 was classified as other current assets as of

December 31, 2002 and 2003, respectively, and the remaining balance was classified as other assets in the accompanying consolidated balance sheets.

        In addition, the Company receives installation fees related to the configuration of the customers' systems. Revenue from installation fees is being deferred and recognized ratably over the customer's contractual service period, generally three years. Installation fees were approximately $128,000, $159,000 and $1,671,000 for the period from April 3, 2001 through December 31, 2001 and the years ended December 31, 2002 and 2003, respectively. Approximately $218,000 and $1,477,000 of installation fees are included in deferred revenue as of December 31, 2002 and 2003, respectively.

Cost of Network Services

        Cost of network services is comprised primarily of telecommunications charges, which include data transmission and database access charges, leased digital capacity charges, circuit installation charges and activation charges. The cost of data transmission is based on a contract or tariff rate per minute of usage in addition to a prescribed rate per transaction for certain vendors. The costs of database access, circuits, installation and activation charges are based on fixed fee contracts with local exchange carriers and interexchange carriers. The cost of network services also includes salaries, equipment maintenance and other costs related to the ongoing operation of the Company's data networks. These costs are expensed by the Company as incurred. Direct costs of installations are deferred and amortized over three years. Deferred installation costs as of December 31, 2002 and 2003 were approximately $107,000 and $639,000, respectively, and are classified as other current assets and other assets in the accompanying consolidated balance sheets. The Company records its accrual for telecommunication charges based upon network services utilized at historical invoiced rates. Depreciation expense on network equipment was approximately $4.5 million, $9.0 million and $11.4 million for the period from April 3, 2001 through December 31, 2001, and the years ended December 31, 2002 and 2003, respectively, and is included in depreciation and amortization of property and equipment in the accompanying consolidated statements of operations. Amortization expense on developed technology, an intangible asset recorded in the acquisition of Transaction Network Services, Inc. (see Note 3), was approximately $9.0 million, $12.0 million and $11.7 million for the period from April 3, 2001 through December 31, 2001, and the years ended December 31, 2002 and 2003, respectively and is included in amortization of intangible assets in the accompanying consolidated statements of operations.

Cash and Cash Equivalents

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash and cash equivalents.

Concentrations of Credit Risk

        Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company does not, as a matter of policy, require collateral on credit granted to customers. The Company performs periodic evaluations of its customer base and establishes allowances for estimated credit losses.

Fair Value of Financial Instruments

        SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosures of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Due to their short-term nature, the carrying amounts reported in the consolidated financial statements approximate the fair value for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses. The fair value of the Company's long-term debt is based upon quoted market prices for the same and similar issues giving consideration to quality, interest rates, maturity and other characteristics. As of December 31, 2003, the

Company believes the carrying amount of its long-term debt approximates its fair value since the variable interest rate of the debt approximates a market rate. The fair value of the Class A redeemable convertible preferred stock is not practicable to determine as no quoted market price exists for the preferred stock nor have there been any recent transactions in the Company's preferred stock, The preferred stock will be converted into common stock of the Company upon consummation of the initial public offering contemplated by this prospectus.

Inventory

        Inventory is stated at the lower of cost or market, using the first-in, first-out method. Inventory consists primarily of network and computer parts and equipment. The Company's products are subject to technological change and changes in the Company's respective competitive markets. Management has provided reserves for excess and obsolete inventories, which were $0.8 million and $0.7 million as of December 31, 2002 and 2003, respectively. It is possible that new product launches or changes in customer demand could result in unforeseen changes in inventory requirements for which no reserve has been provided. Inventory, net of reserves, as of December 31, 2002 and 2003, is approximately $0.8 million and $0.5 million, respectively, and is included in other current assets in the accompanying consolidated balance sheets.

Long-Lived Assets

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes both SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and the accounting and reporting provisions for the disposal of a segment of a business contained in APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The Company adopted SFAS No. 144 on January 1, 2002.

        In accordance with SFAS No. 144, the Company reviews its long-lived assets, including property and equipment, capitalized software development costs and identifiable intangibles, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows will be less than the carrying amount of the assets. If future estimated undiscounted cash flows are less than the carrying amount of long-lived assets, then such assets are written down to their estimated fair value.

        For purposes of measuring and recognizing impairment of long-lived assets, the Company assesses whether separate cash flows can be attributed to the individual asset. The Company groups its long-lived assets by business unit where separately identifiable cash flows are available. In the event that long-lived assets, including intangibles are abandoned or otherwise disposed of, the Company recognizes an impairment charge upon disposition. For the Company's customer relationship intangible assets, the Company recognizes and measures impairment upon the termination or loss of a customer that results in a loss of revenue.

        The Company's estimates of anticipated cash flows could be reduced significantly in the future due to changes in technologies, regulation, available financing, competition or other circumstances. As a result, the carrying amount of long-lived assets could be reduced through impairment charges in the future. Additionally, changes in estimated future cash flows could result in a shortening of estimated useful lives for long-lived assets including intangibles.

Property and Equipment

        Property and equipment is recorded at cost or fair value at the date of acquisition, net of accumulated depreciation and amortization. Replacements and improvements that extend the useful life of property and equipment are capitalized. In accordance with AICPA Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," costs for internal use software that are incurred in the preliminary project stage and the post-implementation and operation stage are expensed as incurred. Costs incurred during the application development stage are capitalized and amortized over the estimated useful life of the software.

        Depreciation and amortization of property and equipment is computed using the straight-line method over the estimated useful lives of the assets as follows:

Network equipment and purchased software	3 – 7 years
Office furniture and equipment	3 – 5 years
Leasehold improvements	Shorter of the useful life or the lease term, generally 5 – 15 years
Capitalized software development	3 – 5 years

Goodwill and Identifiable Intangible Assets

        Amortization of intangible assets is recorded on a straight-line basis over their expected useful lives. The Company evaluates the useful lives assigned to intangible assets on a regular basis. Amortization periods are as follows:

Developed technology	4 or 15 years
Trade names	20 years
Customer relationships	5 or 20 years
Non-compete agreements	2 or 3 years

        Developed technology represents the Company's proprietary knowledge, including processes and procedures, used to configure its networks. Network equipment and software, both purchased and internally developed, are components used to build the networks and are separately identified assets classified within property and equipment.

        The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002. Under this standard, goodwill and intangible assets deemed to have indefinite lives are not amortized and are subject to annual impairment tests. Other intangible assets are amortized over their useful lives. As a result of the adoption of SFAS No. 142 on January 1, 2002, the Company reclassified approximately $2.6 million of net book value allocated to assembled workforce to goodwill, and these assets are no longer amortized. The cost and net book value of the Company's goodwill was $4.5 million and $4.0 million, respectively, as of January 1, 2002.

        Amortization of the assembled workforce intangible asset was $0.5 million for the period from April 3, 2001 through December 31, 2001. Had the adoption of SFAS No. 142 occurred effective April 3, 2001, the pro forma net loss attributable to common stockholder and pro forma basic and diluted net loss per common share for the period from April 3, 2001 through December 31, 2001 would have been $7.5 million and $0.63, respectively.

        The Company has completed the required impairment tests of its goodwill as of January 1, 2002, upon adoption, and also as of October 1, 2002. Based on its testing, no impairment existed at either date. The Company will perform the annual SFAS No. 142 impairment testing of its goodwill as of October 1 of each year, which could have an adverse effect on the Company's future results of operations if impairment occurs.

Derivative Instruments

        The Company accounts for its derivative instruments according to the provisions of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of SFAS No. 133." SFAS No. 133 and SFAS No. 138 establish accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The standards also require that changes in the derivative's fair value be recognized currently in earnings unless the derivatives qualify as hedges of future cash flows. For derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily in equity, and then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of hedges is reported in earnings as it occurs.

Income Taxes

        The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets or liabilities are computed based upon the difference between financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. The Company provides a valuation allowance on its net deferred tax assets when it is more likely than not that such assets will not be realized. Deferred income tax expense or benefits are based upon the changes in the asset or liability from period to period.

Net Loss Per Common Share

        The Company computes loss per common share in accordance with SFAS No. 128, "Earnings Per Share." Basic net loss per common share includes no dilution and is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net loss per common share includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. As of December 31, 2002 and 2003, options to purchase 304,839 and 362,326 shares of common stock, respectively, were outstanding. Due to the anti-dilutive nature of the options and the Class A redeemable convertible preferred stock, there is no effect on the calculation of weighted average shares for diluted net loss per common share. As a result, the basic and diluted net losses per common share amounts are identical.

        Unaudited pro forma net income (loss) per common share is computed using the pro forma weighted average number of common shares outstanding for the period. Pro forma basic and diluted weighted average common shares includes the assumed conversion of all outstanding Class A redeemable convertible preferred stock plus accrued and unpaid dividends into common stock at an assumed offering price of $17.00.

        The following table reconciles net loss attributable to common stockholders and basic and diluted weighted average common shares outstanding prior to the effects of the offering to the pro forma net income (loss) attributable to common stockholders and the pro forma basic and diluted weighted average common shares outstanding for the year ended December 31, 2003 (in thousands, except share data):

Net loss attributable to common stockholders	$(16,160)
Dividends on preferred stock	15,060

Pro forma net loss attributable to common stockholders	$(1,100)

Basic and diluted weighted average common shares outstanding	11,977,590
Conversion of preferred stock	10,380,602

Pro forma basic and diluted weighted average common shares outstanding	22,358,192

Stock Compensation

        The Company accounts for employee stock options or similar equity instruments to employees under the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic value method, compensation cost is the excess, if any, of the fair value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. SFAS No. 123, "Accounting for Stock-Based Compensation" defines a fair value method of accounting for employee stock options or similar equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. SFAS No. 123 allows an entity to continue to use the intrinsic value method. However, entities electing to account for employee stock options or similar instruments pursuant to APB Opinion No. 25 must make pro forma disclosures of net income, as if the fair value method of accounting had been applied.

        The fair value of each stock option was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Period from April 3, 2001 through December 31, 2001	Year ended December 31, 2002	Year ended December 31, 2003
Expected life	5 years	5 years	5 years
Risk-free interest rate	5.0%	5.0%	5.0%
Volatility	72.0%	68.0%	58.5%
Dividend yield	0.0%	0.0%	0.0%

        The weighted-average fair value per share of the stock options granted was $12.72, $14.99 and $12.64 for the period from April 3, 2001 through December 31, 2001, and the years ended December 31, 2002 and 2003, respectively. If stock compensation expense had been determined based upon the fair value method at the grant dates, the Company's net loss attributable to common stockholders would have increased to the pro forma amounts indicated below (in thousands, except per share data):

	Period from April 3, 2001 through December 31, 2001 (Restated)	Year ended December 31, 2002	Year ended December 31, 2003
Net loss attributable to common stockholders, as reported	$(7,910)	$(17,057)	$(16,160)
Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects(1)	(215)	(587)	(638)

Pro forma net loss attributable to common stockholders	$(8,125)	$(17,644)	$(16,798)

Basic and diluted net loss per common share, as reported	$(0.66)	$(1.42)	$(1.35)
Pro forma basic and diluted net loss per common share	$(0.68)	$(1.47)	$(1.40)

(1)
Net of stock compensation expense recorded under APB Opinion No. 25 of $—, $43,000 and $94,000 for the period from April 3, 2001 through December 31, 2001 and the years ended December 31, 2002 and 2003, respectively.

Foreign Currency Translation

        The Company provides services in twelve countries outside the United States including the United Kingdom, Australia, Canada, France, Germany, Ireland, Italy, Japan, the Netherlands, New Zealand, Spain, and Sweden. The Company has determined that the functional currency of its non-U.S. operations is the local currency. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at current exchange rates. Operating results are translated into U.S. dollars using the average rates of exchange prevailing during the period. The Company's results of operations are affected by fluctuations in the value of the U.S. dollar as compared with foreign currencies, predominately the euro, the British pound and the Australian dollar. Gains or losses resulting from the translation of assets and liabilities are included as a component of accumulated other comprehensive loss in stockholders' deficit, except for the translation effect of intercompany balances that are anticipated to be settled in the foreseeable future. For the period from April 3, 2001 through December 31, 2001, and the years ended December 31, 2002 and 2003, the Company recorded a foreign exchange translation gain of $0.2 million, $1.3 million and $1.9 million, respectively, which is included in other income, net in the accompanying consolidated statements of operations. Foreign exchange risk is managed through the structure of the business.

Comprehensive Income

        Comprehensive income is the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. Other comprehensive income refers to revenue, expenses, gains and losses that under accounting principles generally accepted in the United States are included in comprehensive income, but excluded from net income. The elements within other comprehensive income, net of tax, consisted of foreign currency translation adjustments and the changes in the market value and expiration of the Company's derivative instruments.

Segment Reporting

        The Company provides segment information in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company classifies its business into four segments: POS, TSD, FSD and ISD. However, the Company's management only evaluates revenues for these four segments. A significant portion of the Company's North American operating expenses are shared between the POS, TSD and FSD segments, and, therefore, management analyzes operating results for these three segments on a combined basis. SFAS No. 131 designates the internal information used by management for allocating resources and assessing performance as the source of the Company's reportable segments and requires disclosure about products and services, geographical areas and major customers.

Recent Accounting Pronouncements

        In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 requires certain guarantees to be recorded at fair value. This is different from prior practice, which was generally to record a liability only when a loss is probable and reasonably estimable, as those terms are defined in SFAS No. 5 "Accounting for Contingencies." FIN 45 also requires a guarantor to make new disclosures; even when the likelihood of making any payments under the guarantee is remote. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Currently, management does not believe that it has entered into any guarantees that fall within the guidance of FIN 45.

        The Emerging Issues Task Force, (EITF), issued EITF Issue 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." EITF 00-21 provides guidance on how to determine whether a revenue arrangement involving multiple deliverable items contains more than one unit of accounting and if so, requires that revenue be allocated amongst the different units based on fair value. EITF 00-21 also requires that revenue on any item in a revenue arrangement with multiple deliverables not delivered completely must be deferred until delivery of the item is completed. The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The implementation of EITF 00-21 did not have a material impact on the Company's consolidated results of operations or financial position.

        In January 2003, the FASB issued FIN 46, which clarifies the application of ARB No. 51 to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Certain disclosure requirements of FIN 46 are effective for financial statements of interim or annual periods issued after January 31, 2003. FIN 46 applies immediately to variable interest entities created, or in which an enterprise obtains a variable interest, after January 31, 2003. For variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003, FIN 46 applies to the first interim reporting period ending after March 15, 2004. Management does not believe that it has invested in any variable interest entities for which the Company is the primary beneficiary.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for classifying and measuring as liabilities certain financial instruments that have characteristics of both liabilities and equity. This statement is effective immediately for instruments entered into or modified after May 31, 2003 and for all other instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003. However, the provisions of SFAS No. 150 will be applied to mandatorily redeemable instruments of nonpublic companies in fiscal periods beginning after December 15, 2003. Early adoption of SFAS No. 150 is not permitted. Application of this standard to pre-existing instruments will be recognized as a cumulative effect of a change in accounting principle. The provisions of this statement require that any financial instruments that are mandatorily redeemable on a fixed or determinable date or upon an event certain to occur be classified as liabilities. The Company's Class A redeemable convertible preferred stock may be converted into common stock at the option of the stockholder, and therefore, it will not be classified as a liability under the provisions of SFAS No. 150.

3.    Acquisitions and Long-Term Investments:

        The Company completed the acquisition of Transaction Network Services, Inc. from PSINet, Inc. on April 3, 2001. The Company has accounted for the transaction as a purchase under the provisions of APB Opinion No. 16 "Business Combinations." The Company acquired all of the outstanding common stock of Transaction Network Services, Inc. for a purchase price, net of cash acquired, of approximately $277.0 million, including transaction costs of approximately $3.4 million. The Company entered into long-term debt arrangements and issued equity instruments to finance the acquisition (see Notes 5 and 6). Included in the transaction costs is a severance liability of approximately $2.0 million resulting from the elimination of approximately 40 positions in management, operations, engineering, and a number of other support functions. This amount was paid during the period ended December 31, 2001.

        The purchase price was allocated as follows (in thousands):

Accounts receivable	$30,353
Property and equipment	37,874
Current deferred tax assets	1,966
Other assets	7,038
Intangible assets	242,695
Accounts payable, accrued expenses, and other liabilities	(39,579)
Long-term deferred tax liabilities	(3,392)

Net assets acquired	$276,955

        The value assigned to intangible assets consisted of the following (in thousands):

Customer relationships	$95,606
Developed technology	76,494
Trade names	67,598
Assembled workforce	2,997

Intangible assets	$242,695

        The amounts allocated to customer relationships and trade names are being amortized over their estimated useful lives of twenty years. Amounts allocated to developed technology related to the POS business segment are being amortized over four years, while amounts allocated to developed technology related to the FSD and ISD business segments are being amortized over 15 years (see Note 2).

Acquisition of TNS Australia

        On October 5, 2001, the Company completed an acquisition of the 49.9 percent minority interest of Transaction Network Services Australia PTY Limited (TNS Australia) for a purchase price of approximately $2.1 million in cash. The Company has accounted for the transaction as a purchase under the provisions of AICPA Accounting Interpretation No. 26, "Acquisition of Minority Interest." The purchase price was allocated to the reduction of the minority interest liability of approximately $0.6 million and goodwill of $1.5 million. Since the purchase of the minority interest occurred subsequent to June 30, 2001, the acquired goodwill is not amortized, and is reviewed for impairment on a regular basis pursuant to the provisions of SFAS No. 142. Unaudited pro forma results of operations are not provided, as the historical net income of TNS Australia was not significant and pro forma results would not be significantly different from reported results for periods presented. The Company's results of operations for the period from April 3, 2001 through December 31, 2001 include the operating results of this acquisition from October 5, 2001 through December 31, 2001.

Acquisition of TranXact

        On May 13, 2002, the Company acquired from Sprint Communications Company L.P. (Sprint) the right to provide services under substantially all customer contracts relating to the TranXact Service Operations (TranXact) of Sprint, as well as a two-year, non-compete agreement. The consideration paid for these assets was approximately $45.0 million in cash, plus direct acquisition costs of approximately $0.1 million. The source of funds used to acquire these assets was from additional borrowings under the Company's Credit Facility (see Note 5). This transaction was accounted for as an acquisition of assets. As specified in the Asset Purchase Agreement between Transaction Network Services, Inc. and Sprint, $40.0 million was paid for the customer relationships and $5.0 million was paid for the non-compete agreement. These amounts are being amortized on a straight-line basis over a period of twenty years and two years, respectively. The unaudited pro forma information for the period from April 3, 2001 through December 31, 2001 and the year ended December 31, 2002, give effect to the acquisition of the TranXact assets as if the transaction had occurred on January 1 of the period presented. The unaudited pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisition been consummated at the beginning of the period presented (in thousands, except per share data):

	Period from April 3, 2001 through December 31, 2001	Year ended December 31, 2002
Revenues	$159,584	$209,907
Net loss attributable to common stockholders	(6,969)	(15,849)
Pro forma basic and diluted net loss per common share	(0.58)	(1.32)

        In connection with this transaction, the Company agreed to purchase transitional communication and other services (Transitional Services) from Sprint until the TranXact customers were migrated from Sprint's network to the TNS network. The total amount paid to Sprint for these Transitional Services was approximately $4.0 million during the period from May 13, 2002 through December 31, 2002. The Company's results of operations for the year ended December 31, 2002 include the operating results of this acquisition from May 13, 2002 through December 31, 2002.

Acquisition of Openet S.r.l.

        On December 4, 2002, the Company completed the acquisition of the 50.1 percent majority interest of an Italian company, Openet S.r.l. (Openet) for a purchase price of $1.8 million, plus direct acquisition costs of approximately $0.4 million. As part of this acquisition, the Company entered into a call option to purchase the remaining 49.9 percent minority interest in Openet for approximately 1.8 million euro during the period from January 1, 2003 to January 31, 2003. To the extent this call option expired unexercised, Openet received a put option to sell the remaining 49.9 percent to the Company for approximately 2.5 million euro during the period from February 1, 2003 to March 1, 2003.

The Company exercised its call option to purchase the remaining 49.9 percent on January 24, 2003 for a purchase price of $2.0 million. The purchase price was allocated as follows (in thousands):

Current assets	$1,082
Property and equipment	11
Customer relationships	2,908
Non-compete agreements	500
Goodwill	468
Accounts payable, accrued expenses, and other liabilities	(1,136)

Net assets acquired	$3,833

        The amount allocated to customer relationships is being amortized over their estimated useful lives of five years and the amount allocated to the non-compete agreements is being amortized over their estimated useful lives of three years (see Note 2). Unaudited pro forma results of operations are not provided, because the historical net income of Openet was not significant and pro forma results would not be significantly different from reported results for periods presented. The Company's results of operations for the year ended December 31, 2002 include the operating results of this acquisition from December 4, 2002 through December 31, 2002.

Acquisition of Transpoll Offline

        On November 18, 2003, the Company acquired certain tangible and intangible assets of Transpoll Offline, which provides POS services in the United Kingdom, for a purchase price of approximately $2.5 million including direct acquisition costs of approximately $0.4 million. The purchase price was allocated as follows (in thousands):

Property and equipment	$1,206
Non-compete agreements	251
Customer relationships	1,066

Net assets acquired	$2,523

        The amount allocated to customer relationships is being amortized over their estimated useful lives of five years and the amount allocated to the non-compete agreements is being amortized over their estimated useful lives of three years (see Note 2). Unaudited pro forma results of operations are not provided, because the historical operating results of Transpoll Offline were not significant and pro forma results would not be significantly different from reported results for periods presented. The Company's results of operations for the year ended December 31, 2003 include the operating results of this acquisition from November 18, 2003 through December 31, 2003.

Long-Term Investments

        In February 2002, TNS entered into an agreement to provide network connectivity services over a three-year period to a related entity. As initial consideration for the services to be rendered, the Company received preferred stock valued at $500,000, representation on the entity's board of directors, and 19.9 percent of the outstanding voting rights in the related entity. In October 2002, the Company paid $200,000, which reduced the $500,000 of services to be performed to $300,000. During 2002, the Company recognized $300,000 of revenue under this transaction as the services were rendered. The Company's Chairman and Chief Executive Officer (CEO) separately invested in this customer through a partnership controlled by him.

        In January 2003, the Company sold its interest in this related entity for approximately $700,000 and the right to receive payments based upon the entity's future performance. The Company recognized a gain on the sale of approximately $639,000, which is included in other income, net in the accompanying consolidated statement of operations for the year ended December 31, 2003. Until the sale of the Company's interest in January 2003, the Company accounted for its investment under the equity method of accounting. For the year ended December 31, 2002, the Company recognized a net loss in the equity of an unconsolidated affiliate of $364,000.

        In April 2003, the Company made an investment in a company that provides wireless Internet access to recreational vehicle parks. The Company purchased 3.2 percent of the company's common shares for $0.1 million and obtained representation on the company's board of directors. In addition, in July 2003, the Company entered into an agreement to provide services to the company, and as consideration, received stock valued at $0.3 million for an additional 7.9 percent of the company's common shares. The Company is accounting for its investment under the equity method of accounting. For the year ended December 31, 2003, the Company recognized a net loss in the equity of an unconsolidated affiliate of approximately $64,000.

4.    Balance Sheet Details:

Property and Equipment, Net

        Property and equipment consists of the following (in thousands):

	December 31, 2002	December 31 2003
Network equipment and software	$36,936	$44,521
Office furniture and equipment	11,552	11,422
Capitalized software development costs	12,930	18,108
Leasehold improvements	5,755	7,954

	67,173	82,005
Accumulated depreciation and amortization	(21,704)	(36,260)

Property and equipment, net	$45,469	$45,745

        During the period from April 3, 2001 through December 31, 2001, the Company purchased a partial interest in an aircraft for $1.2 million from a company that is owned by the Chairman and CEO. The Company obtained an independent appraisal to ascertain the fair value of the partial interest on the purchase date and purchased it for the appraised fair value. During the year ended December 31, 2003, the Company sold the partial interest for $0.9 million, for a net gain of $4,000. Depreciation expense related to the partial interest was $21,000, $252,000 and $63,000 for the period from April 3, 2001 through December 31, 2001, and the years ended December 31, 2002 and 2003, respectively.

Identifiable Intangible Assets, Net

        Identifiable intangible assets consist of the following (in thousands):

	December 31, 2002	December 31, 2003
Customer relationships	$140,145	$137,466
Developed technology	79,887	76,494
Trade names	67,820	67,597
Non-compete agreements	5,500	5,751

	293,352	287,308
Accumulated amortization	(38,290)	(63,389)

Identifiable intangible assets, net	$255,062	$223,919

        During 2003, certain intangible assets acquired on April 3, 2001, were reduced for the subsequent realization of acquired income tax attributes (see Note 8).

        Future amortization of intangible assets is as follows as of December 31, 2003 (in thousands):

2004	$23,758
2005	15,985
2006	13,544
2007	13,426
2008	12,857
Thereafter	144,349

$223,919

Accounts Payable and Accrued Expenses

        Accounts payable and accrued expenses consist of the following (in thousands):

	December 31, 2002	December 31, 2003
Accounts payable and accrued network costs	$21,701	$19,912
Accrued sales and use tax	8,224	8,471
Accrued income taxes	1,272	1,493
Accrued legal and professional fees	3,118	2,761
Accrued compensation and benefits	2,314	3,288
Other accrued expenses	3,085	3,947

Accounts payable and accrued expenses	$39,714	$39,872

5.    Long-Term Debt:

        On April 3, 2001, the Company entered into a senior secured credit facility (the Credit Facility) consisting of a Term A Loan of $30.0 million, Term B Loan of $100.0 million, and a revolving credit facility with available borrowings of $20.0 million. In addition, on December 20, 2001, the Company refinanced the Credit Facility to allow for an additional $20.0 million in Term B Loan borrowings. On May 15, 2002, in connection with the purchase of TranXact assets from Sprint (see Note 3), the Company obtained an additional $50.0 million in Term B Loan borrowings. The Credit Facility is secured by all of the Company's assets. As of December 31, 2002, there was approximately $17.1 million outstanding on the Term A Loan and $152.1 million outstanding on the Term B Loan. As of December 31, 2003, there was approximately $10.3 million outstanding on the Term A Loan and $140.1 million outstanding on the Term B Loan. There were no borrowings outstanding under the revolving credit facility at December 31, 2002 or 2003. Principal payments on the Term A and Term B Loans are due quarterly through April 3, 2007. Borrowings on the Term A Loan and the revolving credit facility generally bear interest at a rate of, at the Company's option, either 2.25 percent over the lender's base rate, which was 4.0 percent at December 31, 2003, or 3.25 percent over the Eurodollar rate, which was 1.2 percent at December 31, 2003. Borrowings on the Term B Loan generally bear interest at a rate of, at the Company's option, 2.75 percent over the lender's base rate or 3.75 percent over the Eurodollar rate. If the Company achieves a Senior Leverage Ratio, as defined in the Credit Agreement, of less than two, the interest rates on the Credit Facility will be reduced by 0.25 percent. The revolving credit facility is also subject to a non-use commitment fee on the unused availability of 0.5 percent per annum. The weighted-average interest rate of the Credit Facility for the period from April 3, 2001 through December 31, 2001 and the years ended December 31, 2002 and 2003 was 7.0 percent, 7.4 percent and 6.9 percent, respectively. Interest payments are due monthly, bimonthly or quarterly at the Company's option. The Company recorded interest expense on the Credit Facility of approximately $8.8 million, $11.9 million and $11.3 million for the period from April 3, 2001 through December 31, 2001 and the years ended December 31, 2002 and 2003, respectively.

        In connection with the issuance and refinancing of the Credit Facility, the Company incurred $5.6 million in financing costs during the period ended December 31, 2001, and an additional $1.6 million in May 2002 in connection with the $50.0 million of additional Term B Loan borrowings. These financing fees are being deferred and amortized using the effective interest method over the life of the Credit Facility. Included in total interest expense above are approximately $1.6 million, $2.0 million and $2.0 million for the period from April 3, 2001 through December 31, 2001 and the years ended December 31, 2002 and 2003, respectively, of amortization of deferred financing costs. The net balance of deferred financing costs as of December 31, 2002 and 2003, is approximately $3.7 million and $2.4 million, respectively, which is included in other assets in the accompanying consolidated balance sheets.

        The terms of the Credit Facility require the Company to comply with financial and nonfinancial covenants, including maintaining certain leverage, interest and fixed charge coverage ratios, as well as maintaining certain consolidated net worth and capital expenditure levels at the end of each fiscal quarter. Certain of the financial covenants become more restrictive over the term of the Credit Facility. The Company's future results of operations and its ability to comply with the covenants could be adversely impacted by increases in the general level of interest rates since the interest on a majority of the Company's debt is variable. Noncompliance with any of the financial covenants without cure or waiver would constitute an event of default under the Credit Facility. An event of default resulting from a breach of a financial covenant may result, at the option of lenders holding a majority of the loans, in an acceleration of the principal and interest outstanding, and a termination of the revolving credit facility. If the offering contemplated by this prospectus is not completed, the Company may be required to seek a waiver on the fixed charge coverage ratio covenant during 2004 to remain in compliance with the terms of the Credit Facility. The Term A and Term B Loans and any indebtedness under the revolving credit facility may be voluntarily prepaid in whole or in part without premium or penalty. The Term A and B Loans will be permanently reduced by the amount of any voluntary prepayments made. The Credit Facility requires the Company to use all of the net proceeds of equity or debt financings to repay borrowings under the Credit Facility unless prior approval is obtained. The net proceeds of the offering anticipated by this prospectus will be used to repay a portion of the Term A and B Loans.

        On April 14, 2003, the Company obtained an amendment to the Credit Facility that, among other items, reduced the amount of the revolving credit facility by $10.0 million and increased the required quarterly Senior Leverage Ratios set forth in the Credit Facility. The amendment also increased the interest rates on the Credit Facility by 0.50 percent until such time as the Senior Leverage Ratio is less than or equal to 2.50 to 1.00. The Company incurred fees of approximately $0.5 million to secure the amendment.

        In addition to financial covenants, the Credit Facility required the Company to hedge at least $50.0 million of its outstanding debt against significant interest rate fluctuations through April 2003. As of December 31, 2002, the Company had $16.6 million hedged with an interest rate swap and $33.4 million hedged with interest rate caps. As of December 31, 2003 the interest rate swap and interest rate caps expired. The fair values of the Company's interest rate swap agreements are based on dealer quotes. The fair value of the interest rate swap and caps were $0.4 million as of December 31, 2002, which are included in other current liabilities in the accompanying consolidated balance sheets. In addition, for the period from April 3, 2001 through December 31, 2001 and the years ended December 31, 2002 and 2003, the Company recorded a loss of $0.9 million, a gain of $0.5 million and a loss of $0.4 million, respectively, within comprehensive income (loss) related to the change in fair market value and expiration of its derivative instruments.

        The Company has entered into a commitment to replace the existing Credit Facility, upon completion of the offering contemplated by this prospectus, with a new senior secured credit facility (New Credit Facility). Transaction Network Services, Inc. will be the borrower under the New Credit Facility, and the Company will guarantee the obligations of Transaction Network Services, Inc. obligations under the New Credit Facility and pledge substantially all of its assets as security for these obligations. The New Credit Facility will consist of a $65.0 million term loan (New Term Loan) and a revolving credit facility (New Revolving Credit Facility) of up to $30.0 million. The New Credit Facility will have a term of five years. Payments on the New Term Loan will be due in equal quarterly installments over the five-year term, beginning on the last day of the first quarter after the closing date, anticipated to be March 31, 2004, as follows (in thousands):

Year 1	$11,000
Year 2	12,000
Year 3	13,000
Year 4	14,000
Year 5	15,000

$65,000

        For the period through June 30, 2004, borrowings on the New Revolving Credit Facility and the New Term Loan generally will bear interest at a rate, at the Company's option, of either 1.25 percent over the lender's base rate or 2.50 percent over the LIBOR rate. Thereafter, if the Company achieves a leverage ratio of less than one, the borrowings on the New Revolving Credit Facility and the New Term Loan generally will bear interest at a rate, at the Company's option, of either 0.75 percent over the lender's base rate or 2.0 percent over the LIBOR rate. If the Company achieves a leverage ratio of less than 1.5 but more than or equal to one, the borrowings on the New Revolving Credit Facility and the New Term Loan generally will bear interest at a rate, at the Company's option, of either 1.0 percent over the lender's base rate or 2.25 percent over the LIBOR rate. If the Company achieves a leverage ratio of less than 2.2 but more than or equal to 1.5, the borrowings on the New Revolving Credit Facility and the New Term Loan generally will bear interest at a rate, at the Company's option, of either 1.25 percent over the lender's base rate or 2.5 percent over the LIBOR rate. As of December 31, 2003, the lender's base rate was 4.0 percent, and the LIBOR rate was 1.2 percent. The New Revolving Credit Facility will also be subject to an annual commitment fee in an amount equal to 0.5 percent per annum multiplied by the amount of funds available for borrowing under the New Revolving Credit Facility. Interest payments on the New Credit Facility will be due monthly, or quarterly at the Company's option.

        Upon closing of the New Credit Facility, the Company will incur approximately $2.0 million in fees and related expenses. These fees and related expenses will be deferred and amortized using the effective interest method over the life of the New Credit Facility. The deferred financing fees related to the existing Credit Facility will be expensed upon closing of the New Credit Facility.

        Although the terms of the New Credit Facility are not yet final, it is expected that they will require the Company to comply with financial and nonfinancial covenants. Financial covenants will include maintaining certain leverage, interest and fixed charge coverage ratios at the end of each fiscal quarter. Certain of the financial covenants will become more restrictive over the term of the New Credit Facility. The New Credit Facility will also contain nonfinancial covenants that will restrict some of the Company's corporate activities, including the Company's ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, make capital expenditures and engage in specified transactions with affiliates. The Company's future results of operations and its ability to comply with the covenants could be adversely impacted by increases in the general level of interest rates since the interest on a majority of the Company's debt is variable. Noncompliance with any of the financial or nonfinancial covenants without cure or waiver would constitute an event of default under the New Credit Facility. An event of default resulting from a breach of a financial or nonfinancial covenant may result, at the option of the lenders, in an acceleration of the principal and interest outstanding, and a termination of the New Revolving Credit Facility. The New Credit Facility will also contain other customary events of default, including defaults based on events of bankruptcy and insolvency, nonpayment of principal, interest or fees when due, subject to specified grace periods, breach of specified covenants, change in control and material inaccuracy of representations and warranties.

        Long-term debt consists of the following (in thousands):

	December 31, 2002	December 31, 2003
Credit Facility:
Term A Loan	$17,101	$10,314
Term B Loan	152,088	140,081
Other long-term debt	158	—

	$169,347	$150,395

        Principal payments under all debt instruments are due quarterly through April 3, 2007. Debt maturities as of December 31, 2003 are as follows (in thousands):

2004	$28,731
2005	50,365
2006	57,039
2007	14,260

$150,395

        However, under the New Credit Facility, the maturities stated above will be modified pursuant to the terms of the New Credit Facility.

        On April 3, 2001, the Company entered into a senior subordinated debt agreement with the majority shareholder of TNS LLC (see Note 1) for $30.0 million, with interest payable quarterly at 14.0 percent per annum. The senior subordinated debt was issued with warrants to purchase TNS LLC preferred and common units. The warrants were valued at $3.9 million using the Black-Scholes pricing model. The warrants were recorded at issuance resulting in a debt discount, which was amortized using the effective interest rate method over the term of the debt. In connection with the refinancing of the Credit Facility on December 20, 2001, the Company repaid the senior subordinated debt. As the lender was the majority shareholder of TNS LLC, the remaining unamortized discount of $3.7 million was treated as a return of capital and reflected in the accompanying statements as a reduction of additional paid-in capital. Previously, this amount was not reflected as an increase in the net loss attributable to common stockholders. The Company has restated net loss attributable to common stockholders to reflect this increase for the period from April 3, 2001 through December 31, 2001 as follows (in thousands):

	Previously Reported	As Restated
Net loss attributable to common stockholders	$(5,672)	$(7,910)
Basic and diluted net loss per common share	(0.47)	(0.66)

During the period from April 3, 2001 through December 31, 2001, the Company recorded interest expense on the senior subordinated debt of $3.2 million, of which $0.2 million related to amortization of debt discount.

6.    Stockholders' Deficit and Preferred Stock:

        On April 3, 2001, the Company issued 134,846 shares of Class A redeemable convertible preferred stock (the Preferred Stock), par value $0.01 per share, for approximately $134.8 million, or $1,000 per share. Preferred shareholders have no voting rights. The Preferred Stock accrues dividends at 11.5 percent for the first year and 9.0 percent for each year thereafter. Dividends are cumulative and compound quarterly. Dividends, if declared, are payable in cash on the last day of each calendar quarter. The Preferred Stock has a liquidation preference equal to its purchase price, plus accrued and unpaid dividends. The Preferred Stock plus accrued and unpaid dividends are convertible, at the option of the holder, into shares of common stock upon the closing of a qualified initial public offering (IPO), at the IPO price. The Company has the option to redeem the Preferred Stock at any time, at the liquidation value including all accrued and unpaid dividends. All of the issued and outstanding shares of the Preferred Stock are owned by TNS LLC.

        On April 3, 2001, the Company authorized 132,298,445 shares and issued 11,975,309 shares of common stock, par value $0.001, to TNS LLC for approximately $4.2 million. No dividends have been declared or paid to the stockholder, and no dividends are payable until all accrued and unpaid Preferred Stock dividends have been paid. The Company reserved 370,370 shares for issuance under its stock option plan (see Note 7).

        Certain executives of the Company purchased 1,990 common units, or 20.4 percent, of the outstanding common units and 7,951 preferred units, or 5.9 percent, of the outstanding preferred units of TNS LLC. The executives paid cash for their common and preferred units at the same price per unit paid by the majority holder of TNS LLC. Total cash paid by the majority stockholder for common and preferred units was approximately $795,000 and $129.1 million, respectively. Total cash paid by the executives for common and preferred units was approximately $199,000 and $8.0 million, respectively. Of the 1,990 common units held by certain executives, 1,500 of these common units are restricted and vest monthly over a five-year period beginning in April 2001. As of December 31, 2003, 825 of the restricted units are vested. Upon the dissolution of TNS LLC at the closing of the initial public offering anticipated by this prospectus, shares of the Company's Preferred Stock and common stock will be distributed to the executives based upon their respective ownership portion in TNS LLC. These shares will remain subject to the existing vesting provisions. Upon completion of the offering anticipated by this prospectus and the conversion of the Preferred Stock into common, the effective per share price paid by the majority stockholder of TNS LLC and the executives in April 2001 was $13.31 and $0.08 for preferred (as converted) and common shares, respectively.

        Certain investment funds affiliated with the majority unitholder of TNS LLC are collectively the controlling stockholder of TSI Telecommunication Services Inc. (TSI). The Company has done business with TSI in the past and expects to continue to do business with TSI in the future. For the year ended December 31, 2003, the Company received approximately $441,000 in payments from TSI and paid approximately $2.2 million to TSI for services received and provided in the ordinary course of business. One of the Company's directors also serves on the board of directors of TSI.

7.    Stock Compensation and Retirement Plans:

Stock Option Plan

        During 2001, the Board of Directors of the Company adopted the TNS Holdings, Inc. 2001 Founders' Stock Option Plan (the Plan), whereby employees, nonemployee directors, and certain other individuals are granted the opportunity to acquire an equity interest in the Company. Either incentive stock options or nonqualified options may be granted under the Plan. Options granted under the Plan have an exercise price equal to or greater than the estimated fair value of the underlying common stock at the date of grant, and become exercisable based on a vesting schedule determined at the date of grant, generally over four years. The options expire 10 years from the date of grant.

        The following table summarizes stock option activity under the Plan:

	Number of shares	Exercise price per share	Weighted-average exercise price
Outstanding, April 3, 2001	—	$—	$—
Granted	294,102	20.25	20.25
Canceled	(8,942)	20.25	20.25

Outstanding, December 31, 2001	285,160	20.25	20.25

Granted	44,537	20.25 – 40.50	26.02
Exercised	(1,608)	20.25	20.25
Canceled	(23,250)	20.25 – 40.50	20.30

Outstanding, December 31, 2002	304,839	20.25 – 40.50	21.09

Granted	69,862	20.25 – 40.50	22.54
Exercised	(706)	20.25	20.25
Canceled	(11,669)	20.25 – 40.50	22.65

Outstanding, December 31, 2003	362,326	20.25 – 40.50	21.32

Exercisable, December 31, 2001	43,792	20.25	20.25

Exercisable, December 31, 2002	117,627	20.25 – 40.50	20.33

Exercisable, December 31, 2003	192,329	20.25 – 40.50	20.83

        The weighted-average remaining contractual life of outstanding options was 9.74, 8.83 and 8.19 years as of December 31, 2001, 2002 and 2003, respectively.

Stock Compensation to Employees

        During the year ended December 31, 2002, 10,324 options were remeasured as a result of a modification to the awards. The stock compensation expense for these options was $43,000 and $52,000 for the years ended December 31, 2002 and 2003, respectively. As of December 31, 2002 and 2003, the remaining deferred compensation expense related to these options is $166,000 and $114,000, respectively.

Options Granted to Non-Employees

        In conjunction with the acquisition of Openet in December 2002 (see Note 3), the Company entered into a three-year consulting agreement with the former owner of Openet. In partial consideration for the services to be performed, the former owner received 6,173 options in the Company's common stock with an exercise price of $40.50 per share. The options vest monthly over the three-year term of the consultancy agreement and expire 10 years after the date of grant. The fair value of the options was initially valued at $201,000, using the Black-Scholes pricing model. During the year ended December 31, 2003, the options were revalued to reflect the change in the fair market value of the Company's common stock using the Black-Scholes pricing model, which resulted in a reduction in deferred compensation and additional paid-in capital of $100,000. The unamortized fair value of the options as of December 31, 2003 was $59,000. Compensation expense based on the fair value of the options is recognized over the term of the consultancy agreement pursuant to the provisions of EITF No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

Retirement Savings Plan

        During 2001, the Company established a 401(k) and profit-sharing plan (the 401(k) Plan). Employees are eligible for the 401(k) Plan on the first payroll of the month following their date of hire.

Participants may elect to defer up to 20.0 percent of their salary, and the Company will match up to a maximum of 25.0 percent of the first 6.0 percent of the employee's salary during the 401(k) Plan year. Profit-sharing contributions are entirely discretionary. Participants are 100 percent vested in all contributions made to the 401(k) Plan. For the period from April 3, 2001 through December 31, 2001 and the year ended December 31, 2002, the Board of Directors approved contributions of approximately $98,000 and $227,000, respectively, to the 401(k) Plan. The Board of Directors has not yet authorized a contribution to the 401(k) Plan for the year ended December 31, 2003.

8.    Income Taxes:

        The components of income (loss) before income taxes, equity in net loss of unconsolidated affiliate and minority interest in net loss of consolidated subsidiary are as follows (in thousands):

	Period from April 3, 2001 through December 31, 2001	Year ended December 31, 2002	Year ended December 31, 2003
U.S.	$12,389	$272	$(3,900)
Non-U.S.	(1,913)	(2,290)	3,702

Total income (loss) before income taxes, equity in net loss of unconsolidated affiliate and minority interest in net loss of consolidated subsidiary	$10,476	$(2,018)	$(198)

        The components of the Company's income tax provision (benefit) consisted of the following (in thousands):

	Period from April 3, 2001 through December 31, 2001	Year ended December 31, 2002	Year ended December 31, 2003
Current provision (benefit):
U.S.	$4,344	$1,947	$1,166
Non-U.S.	691	(31)	1,017

	5,035	1,916	2,183

Deferred provision (benefit):
U.S.	521	(1,193)	(2,942)
Non-U.S.	(994)	(678)	1,597

	(473)	(1,871)	(1,345)

Total income tax provision	$4,562	$45	$838

        The components of the Company's net deferred tax assets (liabilities) as of December 31, 2002, as included in other current assets and deferred tax liabilities, consisted of the following (in thousands):

	U.S.	Non-U.S.	Total
Deferred tax assets:
Allowance for doubtful accounts	$229	$—	$229
Accrued expenses	1,108	—	1,108
Intangible assets	1,769	—	1,769
Net operating loss carryforward	—	8,026	8,026

	3,106	8,026	11,132
Less — valuation allowance	—	(2,579)	(2,579)

	3,106	5,447	8,553
Deferred tax liabilities:
Depreciation and amortization of property and equipment	(230)	—	(230)
Deferred charges	(93)	—	(93)
Capitalized software development costs	(2,112)	—	(2,112)
Intangible assets	—	(10,412)	(10,412)

	(2,435)	(10,412)	(12,847)

Net deferred tax assets (liabilities)	$671	$(4,965)	$(4,294)

        The components of the Company's net deferred tax assets (liabilities) as of December 31, 2003, as included in other current assets, other assets and deferred tax liabilities, consisted of the following (in thousands):

	U.S.	Non-U.S.	Total
Deferred tax assets:
Allowance for doubtful accounts	$403	$—	$403
Accrued expenses	1,609	22	1,631
Intangible assets	4,334	—	4,334
Depreciation and amortization of property and equipment	395	1,978	2,373
Net operating loss carryforward	—	5,818	5,818

	6,741	7,818	14,559
Less — valuation allowance	—	(5,713)	(5,713)

	6,741	2,105	8,846

Deferred tax liabilities:
Deferred charges	(53)	—	(53)
Capitalized software development costs	(3,419)	—	(3,419)
Intangible assets	—	(2,297)	(2,297)

	(3,472)	(2,297)	(5,769)

Net deferred tax assets (liabilities)	$3,269	$(192)	$3,077

        The Company has foreign net operating loss carryforwards for tax purposes in jurisdictions outside the U.S. amounting to approximately $27.6 million as of December 31, 2003. Some of the non-U.S. loss carryforwards will expire in varying amounts in five to ten years. The majority of the non-U.S. loss carryforwards will never expire under local country tax rules. The Company has provided a valuation allowance against its deferred tax asset related to certain of its net operating loss carryforwards since realization of these tax benefits through future taxable income cannot be reasonably assured.

        During the year ended December 31, 2003, the Company determined that certain of its intangible assets acquired on April 3, 2001 were deductible on its tax returns in the United States, and therefore, the Company reduced certain of its deferred tax liabilities and increased its valuation allowance on its deferred tax assets related to certain of its foreign net operating loss carryforwards established at the date of such acquisition by a net amount of $5.2 million (see offsetting $5.2 million reduction to intangible assets in Note 4).

        Taxes computed at the U.S. statutory federal income tax rate of 34.0 percent are reconciled to the Company's effective income tax rate as follows:

	Period from April 3, 2001 through December 31, 2001	Year ended December 31, 2002	Year ended December 31, 2003
U.S. federal taxes at statutory rate	34.0%	34.0%	34.0%
U.S. state taxes (net of federal tax benefit)	5.0	5.0	5.0
Non-U.S. taxes	0.5	10.7	(474.7)
Valuation allowance	3.7	(60.0)	(122.2)
Other	0.3	8.1	134.7

Effective tax rate	43.5%	(2.2)%	(423.2)%

9.    Segment Information:

        The Company's reportable segments are strategic business units that offer different products and services. The Company classifies its business into four segments: POS, TSD, FSD and ISD. However, the Company's management only evaluates revenues for these four segments. A significant portion of the Company's North American operating expenses are shared between the POS, TSD and FSD segments, and therefore, management analyzes operating results for these three segments on a combined basis. The accounting policies for the segments are the same as those described in the summary of significant accounting policies (see Note 2).

        Management evaluates the North American and ISD performance on EBITDA, as adjusted, because operating expenses are distinguishable between North American and ISD operations. The Company defines EBITDA, as adjusted, as income from operations before depreciation and amortization and costs of terminated initial public offering. EBITDA, as adjusted, is not a generally accepted accounting principle measure, but rather a measure employed by management to view operating results adjusted for major noncash items. The Company's definition of EBITDA, as adjusted, may not be comparable to similarly titled measures used by other entities. Assets are not segregated between reportable segments, and management does not use asset information by segments to evaluate segment performance. As such, no information is presented related to fixed assets by reportable segment and capital expenditures for each segment.

        Revenue for the Company's four business units is presented below (in thousands):

	Period from April 3, 2001 through December 31, 2001	Year ended December 31, 2002	Year ended December 31, 2003
Revenues:
POS	$94,110	$126,440	$122,874
TSD	18,305	24,022	31,217
FSD	11,490	18,617	20,790
ISD	21,089	33,101	48,472

Total revenues	$144,994	$202,180	$223,353

        EBITDA, as adjusted for North American and ISD operations are reflected below (in thousands):

	Period from April 3, 2001 through December 31, 2001	Year ended December 31, 2002	Year ended December 31, 2003
EBITDA, as adjusted:
North America	$43,755	$47,463	$44,564
ISD	2,234	2,624	9,955

Total EBITDA, as adjusted	$45,989	$50,087	$54,519

        EBITDA, as adjusted differs from income (loss) before income taxes, equity in net loss of unconsolidated affiliate and minority interest in net loss of consolidated subsidiary reported in the consolidated statements of operations as follows (in thousands):

	Period from April 3, 2001 through December 31, 2001	Year ended December 31, 2002	Year ended December 31, 2003
EBITDA, as adjusted	$45,989	$50,087	$54,519
Reconciling items:
Depreciation and amortization of property and equipment and intangible assets	(23,977)	(39,630)	(45,989)
Costs of terminated initial public offering	—	(1,473)	—
Interest expense	(12,091)	(11,917)	(11,272)
Interest and other income, net	555	915	2,544

Income (loss) before income taxes, equity in net loss of unconsolidated affiliate and minority interest in net loss of consolidated subsidiary	$10,476	$(2,018)	$(198)

Geographic Information

        The Company sells its services through foreign subsidiaries in the United Kingdom, Australia, Canada, France, Germany, Ireland, Italy, Japan, New Zealand, Spain, Sweden and the Netherlands. Information regarding revenues and long-lived tangible assets attributable to each geographic region is stated below.

        The Company's revenues were generated in the following geographic regions (in thousands):

	Period from April 3, 2001 through December 31, 2001	Year ended December 31, 2002	Year ended December 31, 2003
North America	$123,905	$169,079	$174,881
Europe	21,043	32,442	44,554
Asia-Pacific	46	659	3,918

Total revenues	$144,994	$202,180	$223,353

        The Company's long-lived tangible assets including goodwill and intangible assets were located as follows (in thousands):

	December 31, 2002	December 31, 2003
North America	$253,878	$232,393
Europe	51,312	45,057
Asia-Pacific	4,353	4,888

Total long-lived assets	$309,543	$282,338

        Goodwill and intangible assets are located in the following reporting segments (in thousands):

	December 31, 2002	December 31, 2003
POS	$180,219	$160,271
TSD	3,475	3,305
FSD	32,578	30,503
ISD	43,309	34,293

Total goodwill and intangible assets	$259,581	$228,372

10.    Commitments and Contingencies:

Operating Leases

        The Company leases office space and certain office equipment under various non-cancelable operating leases that expire through October 2013. Rental expense is recognized on a straight-line basis over the term of the lease, regardless of when payments are due. Rental expense was approximately $1.9 million, $4.4 million and $5.3 million for the period from April 3, 2001 through December 31, 2001, and the years ended December 31, 2002 and 2003, respectively.

        Future minimum commitments under the Company's operating leases are as follows for each of the years ended December 31 (in thousands):

2004	$5,142
2005	4,932
2006	4,435
2007	4,101
2008	3,934
Thereafter	20,769

$43,313

Litigation and Claims

        The Company is periodically involved in disputes arising from normal business activities. In the opinion of management, resolution of these matters will not have a material adverse effect upon the financial position or future operating results of the Company, and adequate provision for any potential losses has been made in the accompanying consolidated financial statements.

        On August 26, 2002, an action was filed in the Superior Court of the State of Delaware by persons alleging that the Company breached an agreement to purchase an unrelated entity. The plaintiffs are seeking unspecified damages. Management intends to vigorously contest this action, although no assurance can be given as to the outcome of this lawsuit. Management cannot estimate a range of possible loss. Management believes that it will prevail in this matter and that its loss will be limited to legal defense costs.

        Certain states in which the Company operates assess sales taxes on certain services provided by the Company. The Company believes it has no liability because its customer contracts contain terms that stipulate the customer, not the Company, is responsible for any sales tax liability. In jurisdictions where the customer may be liable for sales taxes, the Company either includes sales tax on its invoice or has obtained an exemption certificate from the customer. Certain states have audited the Company from 1996 to early 2001 and have proposed $6.7 million in assessments on the basis that sales taxes are owed. Both the Company and the customers involved are vigorously defending any proposed assessments by the sales tax authorities. In the opinion of management, resolution of these matters will not have a material adverse effect upon the financial position or future operating results of the Company.

Significant Customers and Suppliers

        A substantial portion of the revenues recognized by the Company is related to a limited number of customers. For the period from April 3, 2001 through December 31, 2001 two customers included in the Company's POS division accounted for 11.8 percent and 10.3 percent of the Company's consolidated revenue. For the year ended December 31, 2002, one customer included in the Company's POS division accounted for 13.3 percent of the Company's consolidated revenue. For the year ended December 31, 2003, there were no customers that accounted for more than 10 percent of the Company's consolidated revenues.

        Certain key components used in the Company's network are currently available only from limited sources. The Company does not have long-term supply contracts with these or any other limited source vendors and purchases network equipment on a purchase order basis. The inability to obtain sufficient quantities of limited source equipment and technical support as required, or to develop alternative sources as required in the future, could result in delays or reductions in the Company's deployment of network equipment, which could adversely affect the Company's business, operating results and financial condition.

REPORT OF INDEPENDENT AUDITORS

To Transaction Network Services, Inc.:

        We have audited the accompanying consolidated statements of operations, stockholder's equity and cash flows of Transaction Network Services, Inc. (the Company, formerly PSINet Transaction Solutions Inc.) for the period from January 1, 2001 to April 2, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Transaction Network Services, Inc. for the period from January 1, 2001 to April 2, 2001, in conformity with accounting principles generally accepted in the United States.

                        /s/ Ernst & Young LLP

McLean, Virginia
September 6, 2002

TRANSACTION NETWORK SERVICES, INC.
(Predecessor #1, formerly PSINet Transaction Solutions Inc.)

CONSOLIDATED STATEMENT OF OPERATIONS
For the period from January 1, 2001 through April 2, 2001
(in thousands)

Revenues	$46,755
Operating expenses:
Cost of network services, exclusive of the items shown separately below	26,506
Engineering and development	2,857
Selling, general, and administrative	11,032
Depreciation and amortization of property and equipment	3,749
Amortization of goodwill and acquired intangibles	11,520
Impairment of goodwill	322,153

Total operating expenses	377,817

Loss from operations	(331,062)
Interest expense	(151)
Interest income	209
Other (expense) income, net	41

Loss before income taxes and minority interest	(330,963)
Income tax benefit	1,125
Minority interest in net loss of consolidated subsidiary	156

Net loss	$(329,682)

See accompanying notes.

TRANSACTION NETWORK SERVICES, INC.
(Predecessor #1, Formerly PSINet Transaction Solutions Inc.)

CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY

	Common stock			Accumulated other comprehensive loss
			Accumulated deficit		Total stockholder's equity	Comprehensive loss
	Shares	Amount
	(in thousands, except share amounts)

Balance, December 31, 2000	200	$700,012	$(123,989)	$(2,044)	$573,979
Foreign currency translation	—	—	—	246	246	$246
Net loss	—	—	(329,682)	—	(329,682)	(329,682)

Balance, April 2, 2001	200	$700,012	$(453,671)	$(1,798)	$244,543

Total, April 2, 2001						$(329,436)

See accompanying notes.

TRANSACTION NETWORK SERVICES, INC.
(Predecessor #1, Formerly PSINet Transaction Solutions, Inc.)

CONSOLIDATED STATEMENT OF CASH FLOWS
For the period from January 1, 2001 through April 2, 2001
(in thousands)

Cash flows from operating activities:
Net loss	$(329,682)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization of property and equipment	3,749
Amortization of goodwill and acquired intangibles	11,520
Impairment of goodwill	322,153
Deferred income tax benefit	(2,961)
Minority interest in net loss of consolidated subsidiary	(156)
Changes in operating assets and liabilities:
Accounts receivable, net	10,367
Other current assets	1,609
Other assets	(245)
Accounts payable and accrued expenses	(1,343)
Deferred revenue	(564)
Other liabilities	(571)

Net cash provided by operating activities	13,876

Cash flows from investing activities:
Purchases of property and equipment	(3,868)

Net cash used in investing activities	(3,868)

Cash flows from financing activities:
Payments to PSINet, Inc.	(17,193)

Net cash used in financing activities	(17,193)

Effect of exchange rates on cash and cash equivalents	246
Net decrease in cash and cash equivalents	(6,939)
Cash and cash equivalents, beginning of period	16,298

Cash and cash equivalents, end of period	$9,359

See accompanying notes.

TRANSACTION NETWORK SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
April 2, 2001

1.    The Company:

Business Description

        Transaction Network Services, Inc. (the Company or TNS, formerly PSINet Transaction Solutions Inc.), a Delaware corporation, is a leading provider of business-critical data communications services to processors of credit card, debit card and automated teller machine (ATM) transactions. TNS is also a leading provider of call signaling and database access services to the domestic telecommunications industry and of secure data and voice network services to the global financial services industry. TNS' data communication services enable secure and reliable transmission of time-sensitive, transaction-related information critical to its customers' operations. The Company's customers outsource their data communication requirements to TNS because of the Company's expertise, comprehensive customer support and cost-effective services. TNS provides services to customers in the United States and increasingly to international customers in 12 countries, including Canada and countries in Europe and the Asia-Pacific region.

        The Company provides it's services through its multiple data networks, each designed specifically for transaction applications. These networks support a variety of widely accepted communications protocols and are designed to be scalable and accessible by multiple methods, including dial-up, dedicated, wireless and Internet connections.

        The Company has four business divisions: (1) the point-of-sale/point-of-service (POS) division, which provides data communications services to payment processors in the U.S. and Canada, (2) the telecommunication services division (TSD), which provides call signaling services and database access services targeting primarily the telecommunications industry, (3) the financial services division (FSD), which provides, primarily to the financial services community, data networking services in support of the Financial Information eXchange (FIX) messaging protocol and other transaction oriented trading applications and (4) the international services division (ISD), which markets the Company's POS and financial services in countries outside of the United States and Canada.

Purchase of the Company by PSINet, Inc.

        On November 23, 1999, PSINet, Inc. (PSINet), a provider of Internet access services and related products to businesses, acquired the Company, and subsequently changed its name to PSINet Transaction Solutions Inc. in June 2000. PSINet accounted for the acquisition as a purchase under the provisions of Accounting Principles Bulletin (APB) Opinion No. 16 "Business Combinations." PSINet paid the Company's shareholders approximately $339.3 million in cash and approximately 15.2 million shares of PSINet common stock, which represented an aggregate value of approximately $347.7 million based upon a price per share of PSINet common stock of $22.859. PSINet also assumed options to acquire approximately 926,000 shares of the Company's common stock, representing an aggregate value of approximately $13.0 million, which were exercisable into 926,000 shares of PSINet's common stock. As a result of PSINet's acquisition of the Company, the change of control provisions in several executives employment agreements were triggered which resulted in a lump sum severance obligation of approximately $9.4 million. The liability has been included in the allocation of the overall purchase price. Approximately $8.0 million of this liability was paid during the year ended December 31, 2000, and the remaining balance was paid in the second quarter of 2001. PSINet also repaid outstanding principal and interest under the Company's revolving credit facility in the amount of $52.1 million.

        The purchase price of the Company was $700.0 million. A summary of assets and liabilities acquired, at estimated fair market value, was as follows (in millions):

Tangible assets	$113.1
Liabilities	(198.4)
In-process research and development	84.0
Goodwill	481.8
Customer relationships	101.4
Developed technology	77.0
Trade names	37.7
Assembled workforce	3.4

$700.0

        The amounts allocated to goodwill and acquired intangibles were being amortized over their estimated useful lives of 4 to 20 years using the straight-line method (see Note 2). In June 2000, amortization of the Company's trade names was accelerated in conjunction with PSINet's decision to change the Company's name to PSINet Transaction Solutions Inc.

        In connection with PSINet's acquisition of the Company, the Company recorded an $84.0 million charge for acquired in-process research and development. At the time of the acquisition by PSINet in November 1999, the Company was working on five key research and development projects, which had not yet been determined to be technologically feasible and which had no alternative future use.

        This charge was determined based upon an independent appraisal prepared using appropriate valuation techniques, including percentage-of-completion which utilizes the key milestones to estimate the stage of development of each project at the date of acquisition, an estimation, as appropriate, of cash flows resulting from the expected revenues generated from such projects, and the discounting of the net cash flows to their present value. The discount rate includes a factor that takes into account the stage of completion and uncertainty surrounding the successful development of the purchased in-process technology. The value of the in-process projects was adjusted to reflect the relative value and contribution of the acquired research and development.

Basis of Presentation

        Subsequent to PSINet's acquisition of the Company in November 1999, the Company operated as a separate independent company. The accompanying consolidated financial statements include all assets, liabilities, revenues and expenses directly attributable to the Company. PSINet provided certain limited administrative functions to the Company that included primarily legal, tax and payroll processing services. PSINet did not allocate any such costs to the Company as such amounts were not significant. As discussed further in Note 4, current and deferred income tax expense and benefit have been allocated to the Company and recorded in the accompanying consolidated statement of operations by applying Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," to the Company as if it was a separate tax payer. These allocations and estimates are not necessarily indicative of the costs and expenses that would have resulted if the Company had been operated as a stand-alone entity.

Disposition of the Company by PSINet

        On March 12, 2001, the board of directors of PSINet approved a plan to sell the Company to TNS Holdings, Inc. for an aggregate price of approximately $282.9 million, excluding transaction costs. As a result, and in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," it was determined that the goodwill had been impaired. The goodwill, with a carrying value of approximately $450.5 million as of March 12, 2001, was written down to $128.3 million, its estimated fair value based upon the approximate sales price of the Company. On April 2, 2001, TNS Holdings, Inc. completed its purchase of the Company from PSINet for approximately $282.9 million (or approximately $277.0 million, net of cash acquired of $9.3 million and inclusion of transaction costs of approximately $3.4 million). TNS Holdings, Inc. immediately changed the name of the Company to Transaction Network Services, Inc.

Acquisition of Minority Interest in TNS Ireland

        In March 2000, the Company completed an acquisition of the 40.0 percent minority interest in TNS Ireland for a purchase price of approximately $3.2 million in cash. The Company accounted for the acquisition as a purchase in accordance with APB Opinion No. 16. The purchase price was allocated to the reduction of the minority interest liability of approximately $22,000 and to goodwill of $3.2 million. The goodwill was amortized over its estimated useful life of 20 years using the straight-line method (see Note 2).

2.    Summary of Significant Accounting Policies:

Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated upon consolidation. The Company consolidates investments where it has a controlling financial interest as defined by Accounting Research Bulletin No. 51, "Consolidated Financial Statements" as amended by SFAS No. 94, "Consolidation of all Majority-Owned Subsidiaries." The usual condition for controlling financial interest is ownership of a majority of the voting interest and, therefore, as a general rule ownership, directly or indirectly, of over fifty percent of the oustanding volume shares is a condition pointing towards consolidation. For those investments in entities where the Company has significant influence over operations, but where the Company does not have a controlling financial interest, the Company follows the equity-method of accounting pursuant to APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock."

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Significant estimates affecting the financial statements include management's judgements regarding the allowance for doubtful accounts, reserves for excess and obsolete inventories, future cash flows from long-lived assets, and accrued expenses for probable losses. Actual results could differ from those estimates.

Revenue Recognition

        In December 1999, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," which summarizes certain of the SEC staff views on revenue recognition in financial statements. The adoption of SAB No. 101 did not have a material impact on the financial condition or results of operations of the Company.

        The Company recognizes revenue when persuasive evidence of an agreement exists, the terms are fixed and determinable, services are performed, and collection is probable. Cash received in advance of revenue recognition is recorded as deferred revenue. POS services revenue is derived primarily from per transaction fees paid by the Company's customers for the transmission of transaction data through the Company's networks, between payment processors and POS or ATM terminals. Telecommunication services revenue is derived primarily from fixed monthly fees for call signaling services and per query fees charged for database access and validation services. Financial services revenue is derived primarily from monthly recurring fees based on the number of connections to and through the Company's networks. In addition, the Company receives installation fees related to the configuration of the customer's systems. Revenue from installation fees is being deferred and recognized ratably over the estimated useful life of the technology to the customer, generally four years. Installation fees were $27,000 for the period from January 1, 2001 through April 2, 2001.

Cost of Network Services

        Cost of network services is comprised primarily of telecommunications charges, which include data transmission and database access charges, leased digital capacity charges, circuit installation charges and activation charges. The cost of data transmission is based on a contract or tariff rate per minute of usage in addition to a prescribed rate per transaction for certain vendors. The cost of database access, circuits, installation and activation charges is based on fixed fee contracts with local exchange carriers and interexchange carriers. The cost of network services also includes salaries, equipment maintenance and other costs related to the ongoing operation of the Company's data networks. These costs are expensed by the Company as incurred. Depreciation expense on network equipment was $1.6 million for the period from January 1, 2001 through April 2, 2001, and is included in depreciation and amortization of property and equipment in the accompanying consolidated statements of operations. Amoritzation expense on developed technology, an intangible asset recorded in the acquisition of Transaction Network Services, Inc. (see Note 1), was approximately $4.9 million for the period from January 1, 2001 through April 2, 2001 and is included in amortization of goodwill and acquired intangibles in the accompanying consolidated statements of operations.

Cash and Cash Equivalents

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash and cash equivalents.

Concentrations of Credit Risk

        Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable, and long-term investments. The Company does not, as a matter of policy, require collateral on credit granted to customers. The Company performs periodic evaluations of its customer base and establishes allowances for estimated credit losses.

Inventory

        Inventory is stated at the lower of cost or market, using the first-in, first-out method. Inventory consists primarily of network and computer parts and equipment. The Company's products are subject to technological change and changes in the Company's respective competitive markets. Management has provided reserves for excess and obsolete inventories. It is possible that new product launches or changes in customer demand could result in unforeseen changes in inventory requirements for which no reserve has been provided.

Long-Lived Assets

        In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," the Company reviews its long-lived assets, including property and equipment, capitalized software and development, identifiable intangibles and goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows will be less than the carrying amount of the assets. If future estimated undiscounted cash flows are less than the carrying amount of long-lived assets, then such assets are written down to their estimated fair value.

Property and Equipment

        Property and equipment is recorded at cost or fair value at the date of acquisition, net of accumulated depreciation and amortization. Replacements and improvements that extend the useful life of property and equipment are capitalized. In accordance with AICPA Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," costs for internal use software that are incurred in the preliminary project stage and in the post-implementation and operation stage are expensed as incurred. Costs incurred during the application development stage are capitalized and amortized over the estimated useful life of the software.

        Depreciation and amortization of property and equipment is computed using the straight-line method over the estimated useful lives of the assets as follows:

Network equipment and purchased software	3 – 7 years
Office furniture and equipment	3 – 5 years
Leasehold improvements	Shorter of the useful life or the lease term, generally 5 – 15 years
Capitalized software development costs	3 – 5 years

Goodwill and Acquired Intangibles

        Goodwill and acquired intangibles relate primarily to PSINet's acquisition of the Company in November 1999 (see Note 1). Amortization of goodwill and other intangibles is recorded on a straight-line basis. The Company evaluates the useful lives assigned to goodwill and other intangibles on a regular basis. Amortization periods are as follows:

Goodwill	20 years
Customer relationships	20 years
Developed technology	4 years
Assembled workforce	5 years
Trade names	20 years

Income Taxes

        The Company accounts for income taxes in accordance with SFAS No. 109. The taxable income of the Company for the periods presented is included in the consolidated tax returns of PSINet. A separate return was not prepared in any material jurisdiction for the Company.

        Deferred income taxes and related tax expense have been recorded by applying the asset and liability approach to the Company as if it were a separate taxpayer. Under SFAS No. 109, deferred tax assets or liabilities are computed based upon the difference between financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. The Company provides a valuation allowance on its net deferred tax assets when it is more likely than not that such assets will not be realized. Deferred income tax expense or benefits are based upon the changes in the asset or liability from period to period. Current tax expense has been determined as if the Company was a separate taxpayer. Income taxes currently payable and adjustments thereto arising from equity compensation charges are deemed payable to PSINet.

Stock Compensation

        Through April 2, 2001, the Company's employees participated in PSINet's stock compensation programs. The Company accounts for employee stock options or similar equity instruments to employees under the intrinsic value method prescribed by APB Opinion No. 25. Under the intrinsic value method, compensation cost is the excess, if any of the fair value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. SFAS No. 123 defines a fair value method of accounting for employee stock options or similar equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. SFAS No. 123 allows an entity to continue to use the intrinsic value method. However, entities electing to account for employee stock options or similar instruments pursuant to APB Opinion No. 25 must make pro forma disclosures of net income, as if the fair value method of accounting had been applied.

        The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Expected life	4 years
Risk-free interest rate	4.6 – 5.8%
Volatility	57 – 90%
Dividend yield	0.0%

        Had compensation cost been determined based upon the fair value method at the grant dates, the Company's net loss would have been $330.5 million for the period from January 1, 2001 through April 2, 2001.

Foreign Currency Translation

        The Company has determined that the functional currency of its non-U.S. operations is the local currency. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at current exchange rates. Operating results are translated into U.S. dollars using the average rates of exchange prevailing during the period. Gains or losses resulting from the translation of assets and liabilities are included as a component of accumulated other comprehensive loss in stockholder's equity except for the translation effect of intercompany balances that are anticipated to be settled in the foreseeable future.

Comprehensive Loss

        Comprehensive loss is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Other comprehensive loss refers to revenue, expenses, gains, and losses that under accounting principles generally accepted in the United States are included in comprehensive loss, but excluded from net loss. For the periods presented, the elements within other comprehensive loss, net of tax, consisted solely of foreign currency translation adjustments.

Segment Reporting

        The Company provides segment information in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company classifies its business into four segments: POS, TSD, FSD and ISD. However, the Company's management only evaluates revenues for these four segments. A significant portion of the Company's North American operating expenses are shared between the POS, TSD and FSD segments, and therefore, management analyzes operating results for these three segments on a combined basis. SFAS No. 131 designates the internal information used by management for allocating resources and assessing performance as the source of the

Company's reportable segments and requires disclosure about products and services, geographical areas and major customers.

Recent Accounting Pronouncements

        In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company adopted the provisions of SFAS No. 133 on January 1, 2001. The Company's adoption of SFAS No. 133 did not have a material impact on the financial condition or results of operations of the Company.

3.    Stock Compensation and Retirement Plans:

Employee Stock Purchase Plan and Stock Option Plan

        The Company's employees participated in PSINet's qualified employee stock purchase plan (ESPP) and its stock option plan. Under the ESPP, eligible employees of the Company purchased shares of PSINet's common stock through payroll deductions up to 15.0 percent of their eligible compensation. The purchase price was equal to 85.0 percent of the lower of the fair market value on the first day or the last day of each six-month purchase period.

        Under the stock option plan, Company employees received options to purchase shares of PSINet's common stock, the exercise price of which was equal to the fair market value at the date of grant. Options granted under the stock option plan became exercisable based on a schedule determined by PSINet's compensation committee at the date of grant, generally over four years. The options had terms of seven to ten years from the date of grant.

        In connection with the acquisition of the Company by PSINet effective November 23, 1999 (see Note 1), options to acquire 463,000 shares of the Company's common stock were converted into options to acquire shares of PSINet common stock at an exchange ratio of one-to-one.

        Upon the sale of the Company on April 2, 2001 (see Note 1), employees of the Company ceased participation in both PSINet's ESPP and stock option plan. On April 2, 2001, PSINet refunded amounts contributed under the ESPP to the employees and vesting ceased for stock options. Under the terms of PSINet's stock option plan, an employee had three months from the date of sale of the Company to exercise vested stock options, at which time any unexercised stock options were forfeited.

        The following table summarizes the stock option activity:

	Number of shares of common stock options	Price per share	Weighted-average exercise price
Balance, December 31, 2000	3,841,378	$0.07 – $24.31	$10.93
Granted	—	—	—
Exercised	—	—	—
Forfeited	(23,302)	0.07 – 24.31	15.73

Balance, April 2, 2001	3,818,076	0.07 – 24.31	10.90

        As of April 2, 2001, 1,006,023 outstanding options were exercisable and the weighted average remaining contractual life of the outstanding options was 8.9 years.

Retirement Savings Plan

        Through April 2, 2001, the Company's employees participated in PSINet's retirement savings plan, under which participants were eligible to receive discretionary PSINet matching contributions each year at the equivalent of 100.0 percent of the first $1,000 of employee salary deferral and 25.0 percent of amounts thereafter up to the maximum allowable deferral under Internal Revenue Service regulations. All Company contributions to a participant's plan account are vested after two years of service with the Company. The accompanying statement of operations includes as expense total contributions made by PSINet on behalf of the Company's employees under the Plan, or $53,617 for the period from January 1, 2001 through April 2, 2001. Upon the sale of the Company on April 2, 2001 (see Note 1), employees of the Company ceased participation in PSINet's retirement savings plan.

4.    Income Taxes:

        The components of loss before income taxes and minority interest were as follows for the period from January 1, 2001 through April 2, 2001 (in thousands):

U.S.	$(328,748)
Non-U.S.	(2,215)

$(330,963)

        The components of the Company's income tax benefit consisted of the following for the period from January 1, 2001 through April 2, 2001 (in thousands):

Current provision:
U.S.	$1,814
Non-U.S.	22

1,836

Deferred benefit:
U.S.	(2,961)
Non-U.S.	—

(2,961)

Total income tax benefit	$(1,125)

        The Company had foreign net operating loss carryforwards for tax purposes in jurisdictions outside the U.S. Some of the non-U.S. loss carryforwards will expire in varying amounts in five to ten years. The majority of the non-U.S. loss carryforwards will never expire under local country tax rules. The Company provided a valuation allowance against its deferred tax asset related to the non-U.S. net operating loss carryforwards since realization of these tax benefits through future taxable income could not be reasonably assured.

        Taxes computed at the U.S. statutory federal income tax rate of 35.0 percent are reconciled to the Company's effective income tax rate as follows for the period from January 1, 2001 through April 2, 2001:

U.S. federal taxes at statutory rate	35.0%
U.S. state taxes (net of federal tax benefit)	5.0
Non-U.S. taxes	(1.4)
Amortization of non-deductible goodwill	(0.4)
Impairment of goodwill	(37.6)
Valuation allowance and other	(0.3)

Effective rate	0.3%

5.    Segment Information:

        The Company's reportable segments are strategic business units that offer different products and services. The Company classifies its business into four segments: POS, TSD, FSD and ISD. However, the Company's management only evaluates revenues for these four segments. A significant portion of the Company's North American operating expenses are shared between the POS, TSD and FSD segments, and therefore, management analyzes operating results for these three segments on a combined basis. The accounting policies for the segments are the same as those described in the summary of significant accounting policies (see Note 2).

        Management evaluates the North American and ISD performance on EBITDA because operating expenses are distinguishable between North American and ISD operations. The Company defines EBITDA as income from operations before depreciation, amortization, impairment of goodwill and in-process research and development. EBITDA is not a generally accepted accounting principle measure, but rather a measure employed by management to view operating results adjusted for major non-cash items. The Company's definition of EBITDA may not be comparable to similarly titled measures used by other entities. Assets are not segregated between reportable segments, and management does not use asset information by segments to evaluate segment performance. As such, no information is presented related to fixed assets by reportable segment and capital expenditures for each segment.

        Revenue for the Company's four business units is presented below for the period from January 1, 2001 through April 2, 2001 (in thousands):

Revenues:
POS	$29,802
TSD	7,591
FSD	3,334
ISD	6,028

Total revenues	$46,755

        EBITDA for the North American and ISD operations are reflected below for the period from January 1, 2001 through April 2, 2001 (in thousands):

EBITDA:
North America	$8,908
ISD	(2,548)

Total EBITDA	$6,360

        EBITDA differs from consolidated loss before income taxes and minority interest reported in the consolidated statements of operations as follows for the period from January 1, 2001 through April 2, 2001 (in thousands):

EBITDA	$6,360
Reconciling items:
Depreciation and amortization of property and equipment and goodwill and acquired intangibles	(15,269)
Impairment of goodwill	(322,153)
Interest expense	(151)
Interest and other income, net	250

Loss before income taxes and minority interest	$(330,963)

Geographic Information

        The Company sold its services in the United States and Canada and through foreign affiliates in Europe. Information regarding revenues and long-lived assets attributable to the United States and Canada and to all foreign countries is stated below.

        The Company's revenues were generated in the following geographic regions for the period from January 1, 2001 through April 2, 2001 (in thousands):

North America	$40,727
Europe	6,028

Total revenues	$46,755

6.    Commitments and Contingencies:

Operating Leases

        The Company leases office space, network equipment and certain office equipment under various noncancelable operating leases that expire through October 2013. Minimum rental expense is recognized on a straight-line basis over the term of the lease, regardless of when payments are due. Rental expense was $0.8 million for the period from January 1, 2001 through April 2, 2001.

Significant Customers

        Substantial portions of the revenues recognized by the Company are related to a limited number of customers. For the period from January 1, 2001 through April 2, 2001, two customers included in the Company's POS division accounted for 9.5 percent and 12.2 percent of the Company's consolidated revenue.

INTRODUCTION TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

        The unaudited pro forma as adjusted consolidated statement of operations for the year ended December 31, 2003 and the unaudited pro forma as adjusted consolidated balance sheet as of December 31, 2003 give effect to the initial public offering contemplated by this prospectus and certain related transactions as follows, as if each had occurred on January 1, 2003 for purposes of the unaudited pro forma as adjusted consolidated statement of operations and on December 31, 2003 for purposes of the unaudited pro forma as adjusted consolidated balance sheet:

    •
    the sale of 4,420,000 shares of common stock in this offering at an assumed initial public offering price of $17.00 per share, the mid-point of the range shown on the cover of this prospectus;

    •
    the conversion of the Class A redeemable convertible preferred stock, plus accrued and unpaid dividends, into 10,380,602 shares of common stock upon completion of this offering, assuming an initial public offering price of $17.00 per share, the mid-point of the range shown on the cover page of this prospectus;

    •
    the assumed application of the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, to redeem approximately $68.8 million in aggregate principal amount of the senior secured credit facility as described in "Use of Proceeds"; and

    •
    the redemption and extinguishment of the senior secured credit facility and the payment of related financing costs from the borrowings under the new term loan and revolving credit facility. (Please see our discussion of the new term loan and revolving credit facility under the "Liquidity and Capital Resources" section of "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 5 to our audited consolidated financial statements, included elsewhere in this prospectus.)

        In connection with this offering and the related transactions, we will record the following one-time charge in our financial statements at the time of the offering. As this charge is non-recurring in nature, we have not given effect to it in the pro forma as adjusted consolidated statement of operations. However, the pro forma as adjusted consolidated balance sheet as of December 31, 2003 gives effect to such transaction as if it occurred on December 31, 2003.

  •
  the write-off of approximately $2.4 million of deferred financing costs and record the related tax benefit of approximately $0.9 million attributable to the extinguishment of the senior secured credit facility through the application of the net proceeds from this offering and borrowings under the new term loan and revolving credit facility.

        The unaudited pro forma consolidated financial information is based upon currently available information, assumptions and estimates, which we believe are reasonable. These assumptions and estimates, however, are subject to change. In our opinion, all adjustments have been made that are necessary to present fairly the pro forma data. The unaudited pro forma consolidated financial information is presented for informational purposes only and is not indicative of either future results of operations or results that might have been achieved if the transactions had been consummated as of January 1, 2003 or December 31, 2003. The pro forma consolidated financial information should be read in connection with our historical consolidated financial statements together with the related notes thereto, which are included elsewhere in this prospectus.

 TNS, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the year ended December 31, 2003

	TNS, Inc.	Offering adjustments		Pro forma as adjusted
	(in thousands, except per share and share amounts)
Revenues	$223,353	$—		$223,353
Operating expenses:
Cost of network services	119,990	—		119,990
Engineering and development	11,560	—		11,560
Selling, general and administrative	37,284	—		37,284
Depreciation and amortization of property and equipment	20,220	—		20,220
Amortization of intangible assets	25,769	—		25,769

Total operating expenses	214,823	—		214,823
Income from operations	8,530	—		8,530
Interest expense	(11,272)	6,719	(A)	(4,553)
Interest and other income, net including equity in loss of unconsolidated affiliate	2,480	—		2,480

(Loss) income before income taxes	(262)	6,719		6,457
Income tax provision	(838)	(2,688	)(B)	(3,526)

Net (loss) income	(1,100)	4,031		2,931
Dividends on preferred stock	(15,060)	15,060	(C)	—

Net (loss) income attributable to common stockholders	$(16,160)	$19,091		$2,931

Basic and diluted (loss) earnings per common share	$(1.35)			$0.11

Basic and diluted weighted average common shares outstanding	11,977,590			26,778,192

TNS, INC.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
As of December 31, 2003

	TNS, Inc.	Offering adjustments		Pro forma as adjusted
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$11,074	$—		$11,074
Accounts receivable, net	41,490	—		41,490
Other current assets	7,457	940	(E)	8,397

Total current assets	60,021	940		60,961

Property and equipment, net	45,745	—		45,745
Identifiable intangible assets, net	223,919	—		223,919
Goodwill	4,453	—		4,453
Other assets	8,221	(351	)(F)	7,870

Total assets	$342,359	$589		$342,948

LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY
Current liabilities:
Current portion of long-term debt	$28,731	$(17,731	)(G)	$11,000
Accounts payable, accrued expenses and other current liabilities	42,072	(764	)(H)	41,308
Deferred revenue	7,320	—		7,320

Total current liabilities	78,123	(18,495)		59,628

Long-term debt, net of current portion	121,664	(48,255	)(G)	73,409
Other liabilities	3,614	—		3,614

Total liabilities	203,401	(66,750)		136,651

Class A redeemable convertible preferred stock	176,470	(176,470	)(I)	—
Stockholders' (deficit) equity:
Common stock and additional paid-in capital	2,289	245,220	(J)	247,509
Accumulated deficit	(38,889)	(1,411	)(K)	(40,300)
Deferred stock compensation	(173)	—		(173)
Accumulated other comprehensive loss	(739)	—		(739)

Total stockholders' (deficit) equity	(37,512)	243,809		206,297

Total liabilities and stockholders' (deficit) equity	$342,359	$589		$342,948

TNS, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

(A)
Reflects the reduction of interest expense due to the repayment of $161.8 million indebtedness under the senior secured credit facility through the application of the net proceeds from this offering of $68.8 million and the incremental interest expense as a result of borrowings under the new term loan and revolving credit facility of $95.0 million and incurrence of related deferred financing costs of $2.0 million as follows (dollars in thousands):

Interest on senior secured credit facility (assumes a weighted average interest rate of 6.9%)	$8,694
Amortization of deferred financing costs related to our senior secured credit facility	1,951
Interest on new term loan and revolving credit facility (assumes a weighted average interest rate of 3.7%)	(3,476)
Amortization of deferred financing costs related to new term loan and revolving credit facility	(450)

$6,719

(B)
Reflects the incremental (provision) benefit for state and federal income taxes assuming an effective rate of 40.0%.

(C)
Reflects the elimination of dividends on preferred stock as a result of the conversion of the outstanding shares of Class A redeemable convertible preferred stock plus accrued and unpaid dividends into common stock upon the consummation of this offering.

(D)
The pro forma as adjusted basic weighted average common shares outstanding reflects:

•
Shares of common stock to be issued in this offering, to the extent such proceeds were used to repay amounts outstanding under the senior secured credit facility; and

•
10,380,602 shares of common stock to be issued in connection with the conversion of the Class A redeemable convertible preferred stock, plus accrued and unpaid dividends, assuming an initial public offering price of $17.00 per share, the mid-point of the range shown on the cover page of this prospectus.

  A reconciliation of the historical basic weighted average common shares outstanding to the pro forma as adjusted basic weighted average common shares outstanding is as follows:

Historical basic weighted average common shares outstanding	11,977,590
Common stock issued in this offering	4,420,000
Conversion of Class A redeemable convertible preferred stock	10,380,602

Pro forma as adjusted basic weighted average common shares outstanding	26,778,192

  Due to the anti-dilutive nature of outstanding options to purchase 362,326 shares of common stock, there is no effect on the calculation of pro forma as adjusted weighted average shares for pro forma as adjusted diluted earnings per common share. As a result, pro forma as adjusted basic and diluted earnings per common share amounts are identical.

(E)
Reflects the recognition of the income tax benefit resulting from the write-off of previously deferred financing costs related to the repayment of amounts outstanding under the senior secured credit facility.

(F)
Reflects recognition of deferred financing costs incurred in connection with the incurrence of $84.4 million of indebtedness under the new term loan and revolving credit facility less the write-off of previously deferred financing costs related to the indebtedness repaid under the senior secured credit facility with the net proceeds from this offering and the termination of the senior secured credit facility as follows (dollars in thousands):

Payment of financing costs subsequent to December 31, 2003	$2,000
Write-off of previously deferred financing costs	(2,351)

$(351)

(G)
Reflects the incurrence of indebtedness under the new term loan and revolving credit facility and repayment of borrowings under our senior secured secured credit facility as follows (dollars in thousands):

Borrowings under term loan and revolving credit facility	$84,409
Repayment of senior secured credit facility	(150,395)

$(65,986)

The net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, and borrowings under the new term loan and revolving credit facility, will be used to repay the outstanding indebtedness under the existing senior secured credit facility plus accrued interest and to pay estimated financing costs that will be paid subsequent to December 31, 2003 related to the new term loan and revolving credit facility as follows (dollars in thousands):

Net offering proceeds	$68,750
Borrowings under term loan and revolving credit facility	84,409
Payment of financing costs	(2,000)
Repayment of senior secured credit facility	(150,395)
Payment of accrued interest	(764)

Net cash used	$—

The adjustment of $17.7 million and $48.3 million to the current and long-term portions of the debt, respectively, reflects the repayment of long-term debt and borrowings under the new term loan and revolving credit facility pursuant to the terms of the new facility.

(H)
Reflects the payment of accrued interest under the senior secured credit facility.

(I)
Reflects the conversion of the Class A redeemable convertible preferred stock plus accrued and unpaid dividends into common stock upon the consummation of this offering.

(J)
Reflects the common stock to be issued in connection with this offering and the conversion of the Class A redeemable convertible preferred stock plus accrued and unpaid dividends as follows:

Net proceeds of this offering	$68,750
Conversion of preferred stock	176,470

$245,220

(K)
Reflects the write-off, net of related tax benefit, of previously deferred financing costs related to the debt repaid and extinguishment of our senior secured credit facility as follows (dollars in thousands):

Write-off of previously deferred financing costs	$(2,351)
Income tax benefit	940

$(1,411)

        Until            , 2004 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

4,420,000 Shares

PROSPECTUS
                    , 2004

Joint Book-Running Managers

JPMorgan	Lehman Brothers
Credit Suisse First Boston
William Blair & Company	SunTrust Robinson Humphrey

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by the Registrant in connection with the sale and distribution of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and NYSE list registration fee.

Securities and Exchange Commission registration fee		$7,642.05
NASD filing fee		9,649
NYSE listing fee
Blue sky qualification fees and expenses
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees
Miscellaneous expenses

Total	$	,000,000

Item 14. Indemnification of Directors and Officers

        We have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and officers which are broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors' and officers' insurance if available on reasonable terms.

        Section 145 of the Delaware General Corporation Law, as amended, provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at its request in such capacity in another corporation or business association, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

        Section 102(b)(7) or the Delaware General Corporation Law, as amended, permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

        The Registrant's Amended and Restated Certificate of Incorporation provides for the elimination of personal liability of a director for breach of fiduciary duty as permitted by Section 102(b)(7) of the

Delaware General Corporation Law, and Article Eight of the Registrant's certificate of incorporation provides that the Registrant shall indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

        The Registrant has in effect a directors and officers liability insurance policy under which the directors and officers of the Registrant are insured against loss arising from claims made against them due to wrongful acts while acting in their individual and collective capacities as directors and officers, subject to certain exclusions.

Item 15. Recent Sales of Unregistered Securities

        The Registrant was incorporated in March 2001 for the purpose of purchasing Transaction Network Services, Inc. from PSINet, Inc. In connection with the formation of the Registrant, on April 3, 2001 the Registrant issued to TNS Holdings, L.L.C. 134,845.633 shares of its Class A redeemable convertible preferred stock for $134,845,633 in cash ($1,000 per share) and 11,975,309 shares of its common stock for $4,170,000 in cash ($0.043 per share). The issuance of the preferred stock and common stock were exempt from registration under Section 4(2) of the Securities Act of 1933 as transactions by an issuer not involving a public offering.

        From April 3, 2001 through December 31, 2003, the Registrant has granted options to purchase 408,501 shares of common stock at exercise prices ranging from $20.25 to $40.50 per share to its directors, officers, employees and consultants and those of its subsidiaries, under its 2001 Founders' Stock Option Plan, and 2,314 shares have been purchased pursuant to the exercise of such options. The issuance of the options granted under the plan and the sale of common stock upon exercise of the options were exempt from registration under Rule 701 promulgated under the Securities Act of 1933.

        On December 4, 2002, the Registrant granted options to purchase 6,173 shares of its common stock at an exercise price of $40.50 per share to a consultant who provides services to it in Italy. The granting of the options was exempt from registration under Regulation S promulgated under the Securities Act of 1933.

Item 16. Exhibits and Financial Statement Schedules

(a)
The following documents are filed as exhibits to this registration statement.

1.1	Underwriting Agreement by and among the Registrant and J.P. Morgan Securities Inc., Lehman Brothers Inc., Credit Suisse First Boston, William Blair & Company, L.L.C., and SunTrust Capital Markets, Inc.*
2.1	Asset Purchase Agreement by and between the Registrant and Sprint Communications Company L.P. dated May 13, 2002.**
2.2	Stock Purchase Agreement between PSINet, Inc., PSINet Transaction Solutions, Inc. and the Registrant dated March 12, 2001.**
2.3	Settlement Agreement among the Registrant, Transaction Network Services Inc. and PSINet, Inc. dated August 9, 2001.**
3.1	Form of Amended and Restated Certificate of Incorporation of the Registrant.**
3.2	Form of Amended and Restated Bylaws of the Registrant.**
4.1	Credit Agreement among Registrant, Transaction Network Services, Inc., Deutsche Bank Trust Company Americas and various lending institutions dated April 3, 2001, as amended.**
4.2	Form of Amended and Restated Registration Agreement.**

4.3	Stock Purchase Agreement dated April 3, 2001 between the Registrant and TNS Holdings, L.L.C., as amended.**
4.4	Form of Dissolution Agreement.
5.1	Form of Opinion of Arent Fox PLLC.**
Material Contracts
10.1	Deed of Lease dated September 21, 1995 between Transaction Network Services, Inc. and Pond Building, L.L.C., as amended.**
10.2	Gross Lease dated December 31, 2002 by and between The Multi-Employer Property Trust and Transaction Network Services, Inc.**
10.3	Lease dated April 17, 2000 by and between Tinsley Park Limited, Transaction Network Services, Inc. and Transaction Network Services (UK) Ltd.**
Management Contracts and Compensatory Plans
10.4	TNS Holdings, Inc. 2001 Founders' Stock Option Plan.**
10.5	Form of TNS, Inc. 2004 Long-Term Incentive Plan*
10.6	Form of Amended and Restated Senior Management Agreement between the Registrant and John J. McDonnell, Jr.**
10.7	Form of Amended and Restated Senior Management Agreement between the Registrant and Brian J. Bates.
10.8	Form of Amended and Restated Senior Management Agreement between the Registrant and Henry H. Graham, Jr.**
10.9	Form of Amended and Restated Senior Management Agreement between the Registrant and John J. McDonnell III.**
10.10	Form of Amended and Restated Senior Management Agreement between the Registrant and Matthew M. Mudd.**
10.11	Form of Amended and Restated Senior Management Agreement between the Registrant and Edward C. O'Brien.**
10.12	Management Agreement between Transaction Network Services, Inc. and Mark G. Cole.**
10.13	Management Agreement between Transaction Network Services, Inc. and Larry A. Crompton.**
10.14	Management Agreement between Transaction Network Services, Inc. and Michael Q. Keegan.**
10.15	Management Agreement between Transaction Network Services, Inc. and James J. Mullen.**
10.16	Management Agreement between Transaction Network Services, Inc. and Alan R. Schwartz.**
10.17	Management Agreement between Transaction Network Services, Inc. and Barry S. Toser.**
10.18	Management Agreement between Transaction Network Services, Inc. and Scott E. Ziegler.**
10.19	Form of Indemnification Agreement between the Registrant and its directors and executive officers.**
21.1	Subsidiaries of the Registrant.*
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Arent Fox PLLC (included in exhibit 5.1).**
24.1	Power of attorney (included on signature page).**

*
To be filed by amendment.
**
Previously filed.

(b)
Financial Statement Schedules.

REPORT OF INDEPENDENT AUDITORS ON FINANCIAL SCHEDULE

To the Board of Directors of TNS, Inc. (formerly TNS Holdings, Inc.):

        We have audited the consolidated financial statements of TNS, Inc. (formerly TNS Holdings, Inc., the Company) as of December 31, 2003 and 2002, and for the years ended December 31, 2003 and 2002, and for the period from April 3, 2001 through December 31, 2001, and have issued our report thereon dated February 6, 2004, except with respect to the matter discussed in paragraph 5 of Note 1, as to which the date is February     , 2004, (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

        In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                        Ernst & Young LLP

McLean, Virginia
February 6, 2004

        The foregoing report is in the form that will be signed upon the completion of the restatement of capital accounts described in paragraph 5 of Note 1 to the financial statements.

                        /s/ Ernst & Young LLP

McLean, Virginia
February 19, 2004

 TNS, INC.
(formerly TNS Holdings, Inc.)

Schedule II — Valuation and Qualifying Accounts

		Additions
(in thousands)	Balance at beginning of period	Charged to costs and expenses	Reserves related to purchased entities		Deductions		Balance at end of period
For the year ended December 31, 2003:
Allowance for doubtful accounts	$3,952	1,351	—		(990	)(1)	$4,313
Valuation allowance on deferred tax assets	$2,579	242(2)	2,892	(3)	—		$5,713
For the year ended December 31, 2002:
Allowance for doubtful accounts	$5,127	636	145		(1,956	)(1)	$3,952
Valuation allowance on deferred tax assets	$1,150	1,429	—		—		$2,579
For the period from April 3, 2001 through December 31, 2001:
Allowance for doubtful accounts	$—	1,260	4,712		(845	)(1)	$5,127
Valuation allowance on deferred tax assets	$—	390	760		—		$1,150

(1)
Represents write-offs of amounts deemed uncollectible.

(2)
Addition to valuation allowances for changes in the tax provision.

(3)
TNS, Inc. (the Company) determined that certain of its intangible assets acquired in April 3, 2001 were deductible on its tax returns in the United States, and therefore, the Company reduced certain of its deferred tax liabilities and increased its valuation allowance on its deferred tax assets related to certain of its foreign net operating loss carryforwards.

 REPORT OF INDEPENDENT AUDITORS ON FINANCIAL SCHEDULE

To Transaction Network Services, Inc.:

        We have audited the consolidated statements of operations, stockholder's equity and cash flows of Transaction Network Services, Inc. (formerly PSINet Transaction Solutions Inc., the Company) for the period from January 1, 2001 through April 2, 2001, and have issued our report thereon dated September 6, 2002 (included elsewhere in this Registration Statement). Our audit also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit.

        In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                        /s/ Ernst & Young LLP

McLean, Virginia
September 6, 2002

 Transaction Network Services, Inc.
(formerly PSINet Transaction Solutions, Inc.)

Schedule II — Valuation and Qualifying Accounts

		Additions
(in thousands)	Balance at beginning of period	Charged to costs and expenses	Reserves related to purchased entities	Deductions		Balance at end of period
For the period from January 1, 2001 through April 2, 2001:
Allowance for doubtful accounts	$2,720	2,053	—	(61	)(1)	$4,712
Valuation allowance on deferred tax assets	$6,200	672	—	—		$6,872

(1)
Represents write-offs of amounts deemed uncollectible.

Item 17. Undertakings

        The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities—other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding—is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in city of Reston, Commonwealth of Virginia, on February 20, 2004.

TNS, INC.
By:	/s/ HENRY H. GRAHAM, JR. Henry H. Graham, Jr. Executive Vice President, Chief Financial Officer and Treasurer

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on February 20, 2004:

Signature	Title

/s/ JOHN J. MCDONNELL, JR.* John J. McDonnell, Jr.	Chief Executive Officer, Chairman and Director
/s/ JOHN B. BENTON* John B. Benton	Director
/s/ PHILIP A. CANFIELD* Philip A. Canfield	Director
/s/ STEPHEN X. GRAHAM* Stephen X. Graham	Director
/s/ GEORGE G. MOORE* George G. Moore	Director
/s/ BRUCE V. RAUNER* Bruce V. Rauner	Director
/s/ COLLIN E. ROCHE* Collin E. Roche	Director
/s/ BRIAN J. BATES* Brian J. Bates	President, Chief Operating Officer and Director
/s/ JOHN J. MCDONNELL III* John J. McDonnell III	Executive Vice President and Director

/s/ HENRY H. GRAHAM, JR. Henry H. Graham, Jr.	Chief Financial Officer (Principal Financial Officer)
/s/ EDWARD O'BRIEN* Edward O'Brien	Controller (Principal Accounting Officer)

*
Signed pursuant to Power of Attorney previously filed.

By:	/s/ HENRY H. GRAHAM, JR. Henry H. Graham, Jr.	Executive Vice President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

1.1	Underwriting Agreement by and among the Registrant and J.P. Morgan Securities Inc., Lehman Brothers Inc., Credit Suisse First Boston, William Blair & Company, L.L.C., and SunTrust Capital Markets, Inc.*
2.1	Asset Purchase Agreement by and between the Registrant and Sprint Communications Company L.P. dated May 13, 2002.**
2.2	Stock Purchase Agreement between PSINet, Inc., PSINet Transaction Solutions, Inc. and the Registrant dated March 12, 2001.**
2.3	Settlement Agreement among the Registrant, Transaction Network Services Inc. and PSINet, Inc. dated August 9, 2001.**
3.1	Form of Amended and Restated Certificate of Incorporation of the Registrant.**
3.2	Form of Amended and Restated Bylaws of the Registrant.**
4.1	Credit Agreement among Registrant, Transaction Network Services, Inc., Deutsche Bank Trust Company Americas and various lending institutions dated April 3, 2001, as amended.**
4.2	Form of Amended and Restated Registration Agreement.**
4.3	Stock Purchase Agreement dated April 3, 2001 between the Registrant and TNS Holdings, L.L.C., as amended.**
4.4	Form of Dissolution Agreement.
5.1	Form of Opinion of Arent Fox PLLC.**
Material Contracts
10.1	Deed of Lease dated September 21, 1995 between Transaction Network Services, Inc. and Pond Building, L.L.C., as amended.**
10.2	Gross Lease dated December 31, 2002 by and between The Multi-Employer Property Trust and Transaction Network Services, Inc.**
10.3	Lease dated April 17, 2000 by and between Tinsley Park Limited, Transaction Network Services, Inc. and Transaction Network Services (UK) Ltd.**
Management Contracts and Compensatory Plans
10.4	TNS Holdings, Inc. 2001 Founders' Stock Option Plan.**
10.5	Form of TNS, Inc. 2004 Long-Term Incentive Plan*
10.6	Form of Amended and Restated Senior Management Agreement between the Registrant and John J. McDonnell, Jr.**
10.7	Form of Amended and Restated Senior Management Agreement between the Registrant and Brian J. Bates.
10.8	Form of Amended and Restated Senior Management Agreement between the Registrant and Henry H. Graham, Jr.**
10.9	Form of Amended and Restated Senior Management Agreement between the Registrant and John J. McDonnell III.**
10.10	Form of Amended and Restated Senior Management Agreement between the Registrant and Matthew M. Mudd.**
10.11	Form of Amended and Restated Senior Management Agreement between the Registrant and Edward C. O'Brien.**
10.12	Management Agreement between Transaction Network Services, Inc. and Mark G. Cole.**
10.13	Management Agreement between Transaction Network Services, Inc. and Larry A. Crompton.**
10.14	Management Agreement between Transaction Network Services, Inc. and Michael Q. Keegan.**
10.15	Management Agreement between Transaction Network Services, Inc. and James J. Mullen.**

10.16	Management Agreement between Transaction Network Services, Inc. and Alan R. Schwartz.**
10.17	Management Agreement between Transaction Network Services, Inc. and Barry S. Toser.**
10.18	Management Agreement between Transaction Network Services, Inc. and Scott E. Ziegler.**
10.19	Form of Indemnification Agreement between the Registrant and its directors and executive officers.**
21.1	Subsidiaries of the Registrant.*
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Arent Fox PLLC (included in exhibit 5.1).**
24.1	Power of attorney (included on signature page).**

*
To be filed by amendment.
**
Previously filed.